UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBITS TO FORM 6-K

Exhibit Number	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager
Documentation & Corporate Secretary Department Corporate Administration Division

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers in Japan and abroad.

For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information and risk-adjusted capital ratios. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.

Summary of Our Recent Financial Results

We reported net income attributable to Mitsubishi UFJ Financial Group of ¥381.3 billion for the six months ended September 30, 2015, a decrease of ¥457.0 billion from ¥838.3 billion for the six months ended September 30, 2014. Our diluted earnings per common share (earnings applicable to common shareholders of Mitsubishi UFJ Financial Group) for the six months ended September 30, 2015 was ¥27.19, a decrease of ¥31.16 from ¥58.35 for the six months ended September 30, 2014. Income before income tax expense for the six months ended September 30, 2015 was ¥510.2 billion, a decrease of ¥763.8 billion from ¥1,274.0 billion for the six months ended September 30, 2014. Our business and results of operations, as well as our assets and liabilities, are heavily influenced by trends in economic conditions particularly in Japan. During the six months ended September 30, 2015, Japan’s gross domestic product, or GDP, grew. This was due to a rebound in private spending after the sharp decline caused by the increase in the consumption tax rate in April 2014. Interest rates remained low under the Bank of Japan’s monetary policy during the six months ended September 30, 2015, while the Japanese stock market experienced volatility and stock prices declined towards the end of the six-month period, as concerns over the strength of the Chinese economy arose following the devaluation of the Chinese yuan, and as oil prices decreased. Our results of operations for the six months ended September 30, 2015 were also affected by higher long-term interest rates, and fluctuations in foreign currency exchange rates. Long-term interest rates increased mainly due to weaker demand for European sovereign bonds. While the Japanese yen depreciated significantly against the U.S. dollar in the six months ended September 30, 2014, the Japanese yen traded at a similar level for the U.S. dollar at the beginning of the six-month period ended September 30, 2015 and at the end of the same period. While the Japanese yen appreciated against the Euro in the six months ended September 30, 2014, the Japanese yen depreciated against the Euro in the six months ended September 30, 2015.

The following table presents some key figures relating to our financial results:

	Six months ended September 30,
	2014	2015
	(in billions, except per share data)
Net interest income	¥1,101.4	¥1,130.6
Credit for credit losses	68.1	7.2
Non-interest income	1,432.8	756.1
Non-interest expense	1,328.3	1,383.7
Income before income tax expense	1,274.0	510.2
Net income before attribution of noncontrolling interests	864.0	413.1
Net income attributable to Mitsubishi UFJ Financial Group	838.3	381.3
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	58.35	27.19

Our net income attributable to Mitsubishi UFJ Financial Group mainly reflects the following:

Net interest income.    Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Net interest income for the six months ended September 30, 2015 was ¥1,130.6 billion, an increase of ¥29.2 billion from ¥1,101.4 billion for the six months ended September 30, 2014. The increase in net interest income was primarily attributable to an increase in interest income from foreign loans reflecting the larger average volume, despite a decrease in the average loan interest rate, as well as an increase in interest income from foreign investment securities reflecting an increase in the average volume of such securities. Interest income from domestic loans, however, decreased reflecting the lower average interest rate despite an increase in the average balance. The increase in interest income was partially offset by an increase in interest expense. Interest expense increased mainly due to an increase in interest expense on foreign interest-bearing deposits. This was due to an increase in the average volume in foreign branches of our banking subsidiaries as well as an increase in interest expense on domestic long-term debt due to an increase in the average volume, despite the lower average interest rate. The average interest rate spread decreased 0.09 percentage points to 0.84% for the six months ended September 30, 2015 from 0.93% for the six months ended September 30, 2014. The average interest rate on foreign interest-earning assets decreased 0.19 percentage points, reflecting the lower average interest rates on foreign loans and trading account assets. The average interest rate on foreign interest-bearing liabilities decreased 0.08 percentage points, mainly reflecting a decrease in the average interest rate on long-term debt as well as decreases in the average interest rates on short-term borrowings and trading account liabilities. The average interest rate spread on domestic activities also declined since the average interest rate on interest-earning assets declined as interest rates continued to decline in Japan and competition further intensified in the domestic loan market, while the average interest rate on interest-bearing liabilities remained at near-zero levels.

The following table is a summary of the amount of interest-earning assets and interest-bearing liabilities, the average interest rates, the interest rate spread and non-interest-bearing liabilities for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014		2015
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥142,428.9	0.82%	¥153,157.0	0.73%
Foreign	84,150.0	2.01	101,114.1	1.82

Total	¥226,578.9	1.26%	¥254,271.1	1.16%

Financed by:
Interest-bearing liabilities:
Domestic	¥146,635.7	0.17%	¥157,941.6	0.18%
Foreign	54,943.5	0.74	64,757.4	0.66

Total	201,579.2	0.33	222,699.0	0.32
Non-interest-bearing liabilities	24,999.7	—	31,572.1	—

Total	¥226,578.9	0.29%	¥254,271.1	0.28%

Interest rate spread		0.93%		0.84%
Net interest income as a percentage of total interest-earning assets		0.97%		0.89%

Provision (credit) for credit losses.    Provision for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. When there is an improvement in asset quality, credit for credit losses is recorded to reduce the allowance for credit losses to an appropriate level. For the six months ended September 30, 2015, we recorded credit for credit losses of ¥7.2 billion, compared to credit for credit losses of ¥68.1 billion for the same period of the previous fiscal year. For details of the provision (credit) for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-interest income.    Non-interest income consists of:

•	fees and commissions income, including:

•	fees and commissions on deposits,

•	fees and commissions on remittances and transfers,

•	fees and commissions on foreign trading business,

•	fees and commissions on credit card business,

•	fees and commissions on security-related services,

•	fees and commissions on administration and management services for investment funds,

•	trust fees,

•	guarantee fees,

•	insurance commissions,

•	fees and commissions on real estate business, and

•	other fees and commissions,

•

foreign exchange gains (losses)—net, which include gains (losses) on foreign exchange derivative contracts (for example, foreign exchange gains (losses) on currency derivatives), foreign exchange gains (losses) on other than derivative contracts (for example, gains (losses) on foreign exchange transactions), and foreign exchange gains (losses) related to the fair value option (for example, foreign exchange gains (losses) on securities under the fair value option),

•

trading account profits (losses)—net, which primarily include net profits (losses) on trading account securities and derivative contracts entered into for trading purposes, including assets relating to the following activities:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or other financial instruments, and

•

trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities but are classified as trading accounts due to the application of certain accounting rules, such as assets that are subject to fair value option accounting treatment or investment securities held by variable interest entities that are classified as trading account securities,

Of the two categories, trading account assets relating to the application of certain accounting rules represented a larger portion of our trading account losses for the six months ended September 30, 2015;

•	investment securities gains (losses)—net, which primarily include net gains (losses) on sales and impairment losses on available-for-sale securities,

•

equity in earnings (losses) of equity method investees—net, which includes our equity interest in the earnings of our equity method investees and impairment losses on our investments in equity method investees,

•	gains (losses) on sales of loans—net, and

•	other non-interest income.

The following table is a summary of our non-interest income for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in billions)
Fees and commissions income	¥672.1	¥729.9
Foreign exchange gains (losses)—net	(43.0)	41.6
Trading account profits (losses)—net	562.5	(284.8)
Investment securities gains—net	63.2	119.8
Equity in earnings of equity method investees—net	121.5	114.3
Other non-interest income	56.5	35.3

Total non-interest income	¥1,432.8	¥756.1

Fees and commissions income for the six months ended September 30, 2015 was ¥729.9 billion, an increase of ¥57.8 billion from ¥672.1 billion for the six months ended September 30, 2014. This was mainly due to fees and commissions on administration and management services for investment funds reflecting higher assets under administration and higher assets under management in Japan and higher fees from foreign asset administration services due to the expansion of our foreign asset administration subsidiaries’ businesses, and fees and commissions on security-related services reflecting increases in fees related to underwriting and sales of equity products and investment funds.

Net foreign exchange gains for the six months ended September 30, 2015 were ¥41.6 billion, compared to net losses of ¥43.0 billion for the six months ended September 30, 2014. The improvement of net foreign exchange gains was due to an improvement of ¥259.3 billion on net foreign exchange gains on derivative contracts reflecting an increase in currency swap related profits in our banking subsidiaries, and an improvement of ¥225.5 billion on net foreign exchange losses on other than derivative contracts reflecting the smaller negative impact of foreign exchange rate fluctuations between the Japanese yen and the U.S. dollar on our costs of Japanese yen funding for purchases of U.S. dollar-denominated securities. While the Japanese yen depreciated significantly against the U.S. dollar in the six months ended September 30, 2014, the Japanese yen traded at a similar level for the U.S. dollar at the beginning of the six-month period ended September 30, 2015 and at the end of the same period. However, the same foreign exchange rate fluctuations adversely affected net foreign exchanges gains related to the fair value option, resulting in a ¥400.2 billion decrease.

Net trading account losses for the six months ended September 30, 2015 were ¥284.8 billion, compared to net trading account profits of ¥562.5 billion for the six months ended September 30, 2014. This decrease was mainly due to a ¥965.6 billion decrease in net profits on trading account securities mainly due to a decrease in realized gains related to the foreign securities under the fair value option. The decrease in realized gains was mainly due to a decrease in the fair value of foreign bonds in our banking subsidiaries reflecting increases in long-term market interest rates in the Eurozone. A reduction in our holdings of foreign bonds under the fair value option also contributed to the decrease in the fair value of the foreign bonds. In addition, profits and losses on trading account securities were negatively impacted by lower gains on sales of trading account securities in our securities subsidiaries due to unfavorable movements in bond markets. These decreases were partially offset by an improvement of ¥118.3 billion in net profits from derivative contracts, including equity-related derivative products, in our banking subsidiaries, which we use to manage the risk of equity price fluctuations.

Net investment securities gains for the six months ended September 30, 2015 were ¥119.8 billion, an increase of ¥56.6 billion from ¥63.2 billion for the six months ended September 30, 2014. This was mainly due to an increase in net gains on sales of available-for-sale marketable equity securities, particularly exchange traded funds, or ETFs, as well as an increase in net gains on sales of available-for-sale debt securities reflecting higher volumes of sales of Japanese government bonds to reduce the holdings of such debt securities in our banking subsidiaries. These increases were partially offset by larger impairment losses on available-for-sale equity securities reflecting decreases in the prices of the stocks held by our commercial banking subsidiaries, including the stock of a large-scale domestic electronics manufacturer.

Non-interest expense.    Non-interest expense consists of:

•	salaries and employee benefits, which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net, which include the amount of money paid as rents for offices and other facilities,

•	fees and commission expenses, which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing, which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premise and equipment, which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets, which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets, which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

•

insurance premiums, including deposits insurance, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan,

•	communications, which include the amount of money paid for communications such as postal services and telecommunications,

•	taxes and public charges, which include the amount of tax payments and other public charges,

•

provision for repayment of excess interest, which includes the amount of money reserved for the estimated amount of repayment of excess interest payments received in our consumer finance and credit card subsidiaries,

•	impairment of goodwill, which includes the amount of reductions in the carrying amount of goodwill recorded in connection with the acquisition of companies in excess of their fair values, and

•	other non-interest expenses.

The following table is a summary of our non-interest expense for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in billions)
Salaries and employee benefits	¥534.9	¥574.2
Occupancy expenses—net	82.6	87.8
Fees and commission expenses	118.5	139.5
Outsourcing expenses, including data processing	121.6	121.0
Depreciation of premises and equipment	54.5	46.2
Amortization of intangible assets	107.3	116.2
Impairment of intangible assets	0.1	0.2
Insurance premiums, including deposit insurance	57.2	45.8
Communications	26.7	29.0
Taxes and public charges	47.6	43.8
Other non-interest expenses	177.3	180.0

Total non-interest expense	¥1,328.3	¥1,383.7

Non-interest expense for the six months ended September 30, 2015 was ¥1,383.7 billion, an increase of ¥55.4 billion from ¥1,328.3 billion for the six months ended September 30, 2014. This increase was mainly attributable to an increase in salaries and employee benefits, particularly at MUFG Americas Holding Corporation, or MUAH, and an increase in fees and commission expenses in our commercial banking and securities subsidiaries. These increases were partially offset by a decrease in insurance premiums, including deposit insurance, reflecting lower deposit insurance premiums that became effective on April 1, 2015.

Core Business Groups

We operate our main businesses under an integrated business group system. This integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five business groups—Retail Banking, Corporate Banking, Trust Assets, Global, and Global Markets, each of which is treated as a business segment. These five businesses serve as the core sources of our revenue. From April 1, 2015, Bank of Ayudhya Public Company Limited, or Krungsri, which did not belong to any of the five business groups, started to be included as part of the Global Business Group. Operations that were not covered under these five business groups, which mainly consists of the corporate center of MUFG, BTMU, MUTB and MUMSS and the elimination of net revenues among business segments, were classified under Other.

Our business segment information is based on financial information prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with U.S. GAAP. For a reconciliation of operating profit under our internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table sets forth the relative contributions to operating profit for the six months ended September 30, 2015 of the five core business groups and Other based on our business segment information:

	Retail Banking Business Group	Corporate Banking Business Group	Trust Assets Business Group	Global Business Group				Global Markets Business Group	Other	Total
				Other than MUAH/ Krungsri	MUAH	Krungsri	Total
	(in billions)
Net revenue	¥646.6	¥444.4	¥87.9	¥295.9	¥218.3	¥138.0	¥652.2	¥330.9	¥14.1	¥2,176.1
Operating expenses	488.9	223.4	50.9	190.5	158.1	68.5	417.1	106.5	75.9	1,362.7

Operating profit (loss)	¥157.7	¥221.0	¥37.0	¥105.4	¥60.2	¥69.5	¥235.1	¥224.4	¥(61.8)	¥813.4

Summary of Our Recent Financial Condition

The following table presents some key asset figures:

	March 31, 2015	September 30, 2015
	(in trillions)
Total assets	¥280.89	¥283.98
Net loans	117.21	119.72
Loans, net of unearned income, unamortized premiums and deferred loan fees	118.27	120.67
Allowance for credit losses	(1.06)	(0.95)
Investment securities	52.21	46.84
Available-for-sale securities	47.49	42.27
Held-to-maturity securities	4.13	4.00
Trading account assets	46.90	44.00
Trading securities	30.18	27.52
Trading derivative assets	16.72	16.48
Interest-earning deposits in other banks	37.36	44.24

Total assets as of September 30, 2015 were ¥283.98 trillion, an increase of ¥3.09 trillion from ¥280.89 trillion as of March 31, 2015.

Total loans outstanding as of September 30, 2015 were ¥120.67 trillion, an increase of ¥2.40 trillion from ¥118.27 trillion as of March 31, 2015. The average total balance of loans increased ¥11.63 trillion to ¥121.91 trillion for the six months ended September 30, 2015 from ¥110.28 trillion for the same period of the previous fiscal year. Before unearned income, net unamortized premiums and net deferred loan fees, our loan balance as of September 30, 2015 consisted of ¥71.25 trillion of domestic loans and ¥49.71 trillion of foreign loans. Between March 31, 2015 and September 30, 2015, domestic loans increased ¥1.38 trillion, while foreign loans increased ¥1.03 trillion. The increase in domestic loans was primarily due to an increase in our loans outstanding to national government institutions. The increase in foreign loans was mainly due to increased lending to U.S. nonbank finance subsidiaries of Japanese manufacturing companies, securities and insurance companies in the United States, and borrowers in the banking industry in Thailand.

The total allowance for credit losses as of September 30, 2015 was ¥947.3 billion, compared to ¥1,055.5 billion as of March 31, 2015. The total allowance for credit losses represented 0.79% of our total loan portfolio as of September 30, 2015, a decrease of 0.10 percentage points from 0.89% as of March 31, 2015. This improvement was primarily due to a decrease in allowance for credit losses provided for loans individually and collectively evaluated for impairment in the Commercial segment, which reflected an overall improvement in the credit quality of the portfolio in recent periods.

Total investment securities decreased to ¥46.84 trillion as of September 30, 2015 from ¥52.21 trillion as of March 31, 2015, primarily due to a decrease of ¥5.22 trillion in available-for-sale securities. The decrease in available-for-sale securities was mainly due to the sales of Japanese government bonds in response to the Bank of Japan’s repurchase program and as part of our measures to manage the risk of a possible sudden increase in interest rates, as well as a decrease in unrealized gains on marketable equity securities.

Trading account assets as of September 30, 2015 were ¥44.00 trillion, a decrease of ¥2.90 trillion from ¥46.90 trillion as of March 31, 2015. This decrease reflected a decrease of ¥2.66 trillion in trading securities, particularly Euro-denominated bonds, as interest rates in the Eurozone rapidly increased in late April 2015 through early May 2015 and in early June 2015, reflecting the weaker demand for Euro-denominated bonds.

Interest-earning deposits in other banks as of September 30, 2015 were ¥44.24 trillion, an increase of ¥6.88 trillion from ¥37.36 trillion as of March 31, 2015 mainly due to increased interest-earning deposits with the Bank of Japan by our banking subsidiaries.

The following table presents some key liability figures:

	March 31, 2015	September 30, 2015
	(in trillions)
Total liabilities	¥265.61	¥268.95
Total deposits	171.99	172.37
Domestic	125.80	126.99
Overseas	46.19	45.38
Short-term borrowings	45.76	48.09
Trading account liabilities	17.03	16.31
Long-term debt	19.97	20.75

Total liabilities as of September 30, 2015 were ¥268.95 trillion, an increase of ¥3.34 trillion from ¥265.61 trillion as of March 31, 2015.

Total deposits as of September 30, 2015 were ¥172.37 trillion, an increase of ¥0.38 trillion from ¥171.99 trillion as of March 31, 2015. The increase was due to an increase of ¥1.19 trillion in domestic deposits, which was partially offset by a decrease of ¥0.88 trillion in overseas interest-bearing deposits.

Trading account liabilities as of September 30, 2015 were ¥16.31 trillion, a decrease of ¥0.72 trillion from ¥17.03 trillion as of March 31, 2015. This decrease was mainly due to lower unrealized losses on foreign exchange forward contracts in our commercial banking subsidiaries, resulting from the reductions in the balances of such contracts.

Short-term borrowings increased ¥2.33 trillion to ¥48.09 trillion as of September 30, 2015 from ¥45.76 trillion as of March 31, 2015. This increase was mainly due to a ¥0.88 trillion increase in securities lending transactions as a result of increased trade volume of cross-currency securities lending transactions entered into as a means to raise foreign currency funds at relatively low costs and a ¥0.56 trillion increase in other short-term borrowings as a result of increased borrowings through issuances of commercial paper by our banking subsidiaries and short-term corporate bonds by our securities subsidiaries. These increases were partially offset by a decrease in borrowings from the Bank of Japan by our commercial banking subsidiaries.

Long-term debt as of September 30, 2015 was ¥20.75 trillion, an increase of ¥0.78 trillion from ¥19.97 trillion as of March 31, 2015, primarily due to increased borrowings by our commercial banking subsidiaries as well as the issuance of subordinated bonds by MUFG.

Shareholders’ Equity

The following table presents some key shareholders’ equity figures:

	March 31, 2015	September 30, 2015
	(in trillions)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14.68	¥14.39
Capital Surplus	5.96	5.96
Retained earnings	3.66	3.92
Accumulated other comprehensive income, net of taxes	3.07	2.62

Shareholders’ equity as of September 30, 2015 was ¥14.39 trillion, a decrease of ¥0.29 trillion from ¥14.68 trillion as of March 31, 2015.

Retained earnings as of September 30, 2015 were ¥3.92 trillion, an increase of ¥0.26 trillion from ¥3.66 trillion as of March 31, 2015, reflecting the net income of our banking and securities subsidiaries for the six months ended September 30, 2015. We decided to pay semi-annual interim dividend of ¥9.0 per share of common stock for the six months ended September 30, 2015, and are currently planning to pay a year-end dividend of ¥9.0 per share of common stock for the six months ending March 31, 2016.

Accumulated other comprehensive income, net of taxes, as of September 30, 2015 was ¥2.62 trillion, a decrease of ¥0.45 trillion from ¥3.07 trillion as of March 31, 2015. The decrease was mainly due to a decrease of ¥0.40 trillion in unrealized gains on investment securities, reflecting sales of available-for-sale debt securities and unfavorable price movements in the equity market in Japan towards the end of the six months ended September 30, 2015.

Capital Ratios

The following tables present our risk-adjusted capital ratios in accordance with Basel III as of March 31, 2015 and September 30, 2015. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the Japanese Financial Service Agency, or FSA. The figures in the tables below are rounded down.

Common Equity Tier 1 capital ratios (minimum capital ratio required: 4.50%)

	March 31, 2015(1)(4)	September 30, 2015
MUFG (consolidated)	11.09%	11.23%
BTMU (consolidated)	10.77	10.70
BTMU (stand-alone)	11.76	11.67
MUTB (consolidated)	14.70	15.08
MUTB (stand-alone)	14.31	14.53

Tier 1 capital ratios (minimum capital ratio required: 6.00%)

	March 31, 2015(2)(4)	September 30, 2015
MUFG (consolidated)	12.58%	12.73%
BTMU (consolidated)	12.21	12.15
BTMU (stand-alone)	13.38	13.28
MUTB (consolidated)	15.26	15.59
MUTB (stand-alone)	14.86	15.03

Total capital ratios (minimum capital ratio required: 8.00%)

	March 31, 2015(3)(4)	September 30, 2015
MUFG (consolidated)	15.62%	15.69%
BTMU (consolidated)	15.45	15.30
BTMU (stand-alone)	17.03	16.79
MUTB (consolidated)	19.15	18.99
MUTB (stand-alone)	19.11	18.90

Notes:

(1)	Common Equity Tier 1 capital ratio for MUFG as of March 31, 2015 has been revised from 11.14% to 11.09% on a consolidated basis. Common Equity Tier 1 capital ratio for BTMU as of March 31, 2015 has been revised from 10.88% to 10.77% on a consolidated basis and 11.90% to 11.76% on a stand-alone basis. Common Equity Tier 1 capital ratio for MUTB as of March 31, 2015 has been revised from 14.35% to 14.31% on a stand-alone basis.
(2)	Tier 1 capital ratio for MUFG as of March 31, 2015 has been revised from 12.62% to 12.58% on a consolidated basis. Tier 1 capital ratio for BTMU as of March 31, 2015 has been revised from 12.33% to 12.21% on a consolidated basis and 13.54% to 13.38% on a stand-alone basis. Tier 1 capital ratio for MUTB as of March 31, 2015 has been revised from 14.90% to 14.86% on a stand-alone basis.
(3)	Total capital ratio for MUFG as of March 31, 2015 has been revised from 15.68% to 15.62% on a consolidated basis. Total capital ratio for BTMU as of March 31, 2015 has been revised from 15.61% to 15.45% on a consolidated basis and 17.23% to 17.03% on a stand-alone basis. Total capital ratio for MUTB as of March 31, 2015 has been revised from 19.16% to 19.11% on a stand-alone basis.
(4)	The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of risk-weighted assets of MUFG, BTMU and MUTB under Basel III standards.

As of September 30, 2015, our management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Leverage Ratios

The following table presents our leverage ratios in accordance with Basel III as of March 31, 2015 and September 30, 2015. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. The minimum ratio required as of these dates was 3%.

	March 31, 2015	September 30, 2015
MUFG (consolidated)	4.72%	4.67%
BTMU (consolidated)	4.64	4.57
MUTB (consolidated)	4.72	4.78

Liquidity Coverage Ratios

The following table presents our liquidity coverage ratios in accordance with Basel III as of June 30, 2015 and September 30, 2015. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. The minimum ratio required as of these dates was 60%.

	June 30, 2015(1)	September 30, 2015(2)
MUFG (consolidated)	128.3%	130.4%
BTMU (consolidated)	128.8	130.8
BTMU (stand-alone)	139.0	141.3
MUTB (consolidated)	144.1	154.6
MUTB (stand-alone)	165.4	182.3

Notes:

(1)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of April, May and June 2015 by the monthly average amount of total net cash outflows for the same three months.
(2)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of July, August and September 2015 by the monthly average amount of total net cash outflows for the same three months.

Business Environment

Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

Economic Environment in Japan

During the six months ended September 30, 2015, Japan’s economy gradually recovered, particularly as compared to the same period of the previous fiscal year when private consumption significantly declined following the increase in the consumption tax rate from 5% to 8% in April 2014. Long-term interest rates remained low under the “quantitative and qualitative monetary easing” policy of the Bank of Japan. The stock market experienced significant volatility during the period, although it was on an upward trend for most of the six months ended September 30, 2015 and the Nikkei Stock Average rose above 20,000 for the first time in 15 years as the Japanese yen depreciated against the U.S. dollar. However, stock prices declined towards the end of August 2015 due to concerns over the slowdown in the Chinese economy. Japan’s economic recovery has been weak, and there still remains significant uncertainty surrounding the future of Japan’s economy.

In December 2015, the Bank of Japan announced the following guidelines for money market operations in addition to maintaining its previous monetary policy:

•	the average remaining maturity of the Bank of Japan’s Japanese government bond holdings will be extended to about seven to twelve years from seven to ten years beginning in the calendar year 2016; and

•

a new program will be established to purchase ETFs at an annual rate of approximately ¥300 billion, in addition to the prior ETF purchase program pursuant to which the Bank of Japan has been purchasing about ¥3 trillion of ETFs per year.

On January 29, 2016, the Bank of Japan decided to introduce a negative interest rate of minus 0.1% to certain current account amounts that financial institutions hold at the Bank of Japan.

The following table sets forth the growth rates of Japan’s real GDP and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year									(Unit: %)

	2012	2013				2014				2015
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Gross Domestic Product	(0.1)	1.0	0.8	0.5	(0.2)	1.2	(1.9)	(0.7)	0.5	1.1	(0.1)	0.3
Private Consumption	0.1	0.7	1.0	0.3	(0.1)	2.3	(4.8)	0.0	0.4	0.3	(0.5)	0.4
Private Residential Investment	1.4	0.9	1.4	4.2	2.9	2.1	(10.5)	(6.9)	(0.7)	2.0	2.5	2.0
Private Non-Residential Investment	(0.3)	(2.4)	3.0	0.3	1.1	4.4	(4.1)	(0.4)	0.2	2.7	(1.3)	0.6
Government Consumption	0.7	0.7	0.7	0.1	0.0	(0.1)	(0.2)	0.2	0.4	0.2	0.4	0.3
Public Investment	(0.9)	4.8	4.1	5.1	(0.2)	(1.8)	(2.5)	1.6	(0.5)	(2.0)	3.3	(1.5)
Exports	(3.8)	3.9	3.3	(0.3)	(0.2)	5.8	0.4	1.6	2.9	1.9	(4.3)	2.7
Imports	(2.5)	0.8	3.1	1.8	2.7	6.0	(4.3)	1.1	0.8	1.7	(2.6)	1.7

Source: Cabinet Office, Government of Japan

Japan’s GDP grew by 0.3% in the quarter ended September 30, 2015, reflecting stronger private investment, after contracting by 0.1% in the immediately preceding quarter. Increases in private residential investment and private non-residential investment reflected the Abe administration’s efforts to encourage companies to increase investment and raise wages to increase spending, stimulate the economy and end deflation. Private consumption rose 0.4%, reflecting the resulting growth in household income, following a 0.5% decline in the immediately preceding quarter. Exports showed an increase of 2.7%, reflecting a recovery in exports of electronic devices and machinery. However, government investment decreased 1.5% inversely with stronger private investment.

The following table sets forth the growth rates of Japan’s nationwide consumer price indices on a year-on-year basis for the periods indicated:

	Calendar Year (Unit: %)
	2014			2015
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.
Consumer Price Index	2.9	2.4	2.4	2.4	2.2	2.3	0.6	0.5	0.4	0.2	0.2	0.0	0.3	0.3

Source: Ministry of Internal Affairs and Communications of Japan

Japan’s Consumer Price Index, or CPI, maintained positive growth, supported by the anti-deflation monetary measures of the Bank of Japan, which are designed to achieve a price stability target of 2% in terms of the year-on-year rate of growth in the CPI, although the rate of growth has slowed in recent months.

The following table sets forth Japan’s nationwide unemployment rates for the periods indicated:

	Calendar Year (Unit: %)
	2014			2015
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.
Unemployment Rate	3.5	3.5	3.4	3.6	3.5	3.4	3.3	3.3	3.4	3.3	3.4	3.4	3.1	3.3

Source: Ministry of Internal Affairs and Communications of Japan

Japan’s unemployment rate remained low during the six months ended September 30, 2015, dropping to 3.1% for October 2015, the lowest in 20 years.

The Bank of Japan has sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy. In January 2016, the Bank of Japan commenced a program pursuant to which it purchases ¥8 trillion to ¥12 trillion in Japanese government bonds through auctions held approximately eight to ten times each month. Between March 31, 2015 and September 30, 2015, interest rates on 10-year Japanese government bonds declined from 0.405% to 0.356%. After rising to above 0.55% in June 2015 with heightened expectations for an increase in U.S. policy interest rates, interest rates on 10-year Japanese government bonds gradually declined to around 0.35% in September 2015 as concerns over the strength of the Chinese economy arose following the devaluation of the Chinese yuan. Interest rates on 10-year Japanese government bonds declined to below 0.30% in December 2015, with concerns over the Chinese economy growing again and the reduction in oil prices, and have since further fallen to around 0.22%.

The following chart shows the interest rate trends in Japan since April 2014:

Source: Bank of Japan

The closing price of Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased ¥1,818.84, or 9.47%, from ¥19,206.99 on March 31, 2015 to ¥17,388.15 on September 30, 2015. The index was on a generally upward trend until mid-August 2015, as the Japanese yen depreciated against other major currencies such as the U.S. dollar and the Euro. However, stock prices declined globally in mid-August 2015 as concerns over the strength of the Chinese economy arose following the devaluation of the Chinese yuan and oil prices decreased. After declining to ¥17,000 in late September 2015, the Nikkei Stock Average gradually increased to ¥20,000 around the end of November 2015 as the risk appetite of market participants recovered. However, since December 2015, with concerns over the Chinese economy growing again and the reduction in oil prices, stock prices have declined globally, and the Nikkei Stock Average has since fallen to around ¥17,150.

The following chart shows the daily closing price of the Nikkei Stock Average since April 2014:

The exchange rate between the Japanese yen and the U.S. dollar was ¥120.13 to the U.S. dollar as of March 31, 2015 and ¥119.88 to the U.S. dollar as of September 30, 2015. The exchange rate fluctuated between ¥119 to the U.S. dollar and ¥121 to the U.S. dollar from April to mid-May 2015, and reached an intra-day high of ¥125.86 to the U.S. dollar on June 5, 2015, as expectations heightened for an increase in U.S. policy interest rates. The exchange rate subsequently remained below this intra-day high and above ¥120 to the U.S. dollar until mid-August 2015. In September 2015, the exchange rate fluctuated around ¥120 to the U.S. dollar. After October 2015, the Japanese yen was again on a depreciating trend against the U.S. dollar, reaching ¥123.64 to the U.S. dollar in November 2015. However, reflecting the risk-averse movement in financial markets, the Japanese yen appreciated to below ¥120 to the U.S. dollar in December 2015, and has since fluctuated around ¥117 to the U.S. dollar.

The following chart shows the foreign exchange rates expressed in Japanese yen per U.S. dollar since April 2014:

Source: Bank of Japan

The exchange rate between the Japanese yen and the Euro was ¥128.91 to the Euro as of March 31, 2015 and ¥133.99 to the Euro as of September 30, 2015. The Japanese yen traded under ¥134 to the Euro in April 2015. Subsequently, as concerns over the Greek sovereign debt lessened, the Euro appreciated against other major currencies. The exchange rate reached an intra-day high of ¥141.06 to the Euro on June 4, 2015, and subsequently fluctuated between ¥134 to the Euro and ¥140 to the Euro until mid-August 2015. The Japanese yen appreciated against the Euro to ¥132.68 to the Euro on September 4, 2015 as concerns over the strength of the Chinese economy arose following the devaluation of the Chinese yuan and investors shifted to comparatively safer currencies, including the Japanese yen. Since October 2015, the Euro has generally been on a depreciating trend against the Japanese yen under the ECB’s monetary policy, and the exchange rate was around ¥128 to the Euro in mid-January 2016.

According to a land price survey conducted by the Japanese government, the average residential land price in Japan declined 1.0% between July 1, 2014 and July 1, 2015. The average commercial land price in Japan also declined 0.5% during the same period. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, the average residential land price increased 0.4% between July 1, 2014 and July 1, 2015, while the average commercial land price in those areas increased 2.3% during the same period. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, the average residential land price declined 1.5% between July 1, 2014 and July 1, 2015, and the average commercial land price also declined 1.6% during the same period.

According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan in the six months ended September 30, 2015 was 4,217, a decrease of 11.2% from the same period of the previous year, and the fewest since 2008. The number of bankruptcies decreased in all the major sectors in Japan, especially in the transportation and telecommunications industries mainly due to lower oil prices, and in the construction industry where increased demand in private sector projects offset stagnant or decreased demand in public sector projects. The number of bankruptcies associated with the negative impact of the slowdown in the Chinese economy increased by 36.7% compared to the same period in the previous fiscal year. Teikoku Databank further found that, of the more than 13,000 Japanese companies expanding their business in China, including small and medium enterprises, many currently face difficulties in collecting receivables from Chinese companies. The number of companies that filed for legal bankruptcy with debt exceeding ¥10 billion in Japan in the six months ended September 30, 2015 was six, and the number has since remained low. As a percentage of the total number of legal bankruptcy filings made in the six months ended September 30, 2015, the number of such filings made by businesses with less than ¥50 million of debt was 57.1%, which was the highest in the last 15 years. The aggregate amount of liabilities subject to bankruptcy filings, excluding financial institutions’ bankruptcy filings, in the six months ended September 30, 2015 was approximately ¥848.6 billion, a decrease of ¥65.9 billion, or 7.2%, compared to the same period of the previous year.

International Financial Markets

During the six months ended September 30, 2015, the U.S. economy generally continued its recovery with improved labor and income statistics and increased personal consumption, although the rate of recovery slowed in the quarter ended September 30, 2015, compared to the immediately preceding quarter. The Eurozone economy generally continued to experience a low growth rate with continuing economic difficulties in some European peripheral countries and relatively low inflation rates. Asian economies also faced a slowdown, especially in China where GDP growth fell to below 7.0%.

U.S. Economy

The U.S. economy continued to improve during the six months ended September 30, 2015, with positive GDP growth mainly driven by stronger personal consumption, which reflected higher stock prices. The FRB raised the target range for the federal funds rate to between 0.25% and 0.5% in December 2015, marking the first interest rate increase in nearly a decade. In addition to the central bank’s monetary policy, there still remain various factors that could adversely affect the U.S. economy, including fluctuations in commodity prices and geopolitical conflicts.

The following table sets forth the growth rates of U.S. real GDP and its components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year (Unit: %)
	2012	2013				2014				2015
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Gross Domestic Product	0.1	1.9	1.1	3.0	3.8	(0.9)	4.6	4.3	2.1	0.6	3.9	2.0
Personal Consumption Expenditures	1.1	2.5	1.4	1.7	3.5	1.3	3.8	3.5	4.3	1.8	3.6	3.0
Gross Private Domestic Investment	(3.2)	7.1	5.2	13.7	4.2	(2.5)	12.6	7.4	2.1	8.6	5.0	(0.7)
Fixed Investment	6.9	4.9	2.6	3.8	5.1	6.0	5.6	7.9	2.5	3.3	5.2	3.7
Non-residential	3.7	4.0	1.0	3.5	8.7	8.3	4.4	9.0	0.7	1.6	4.1	2.6
Residential	22.3	9.1	9.1	4.9	(8.1)	(2.8)	10.4	3.4	10.0	10.1	9.3	8.2
Government Consumption Expenditures and Gross Investment	(3.8)	(4.5)	(2.0)	(2.2)	(2.7)	0.0	1.2	1.8	(1.4)	(0.1)	2.6	1.8
Exports	(0.5)	1.0	4.9	4.2	10.9	(6.7)	9.8	1.8	5.4	(6.0)	5.1	0.7
Imports	(3.8)	0.8	5.5	2.4	1.0	2.8	9.6	(0.8)	10.3	7.1	3.0	2.3

Source: U.S. Department of Commerce Bureau of Economic Analysis

The Consumer Price Index for All Urban Consumers, or CPI-U, before seasonal adjustment showed almost no change over the 12 months ended September 30, 2015. CPI-U on a seasonally adjusted month-on-month basis increased 0.2% in October 2015, and remained unchanged in November 2015.

The Dow Jones Industrial Average decreased $1,491.42, or 8.39%, from $17,776.12 on March 31, 2015 to $16,284.70 on September 30, 2015. The index fluctuated around $18,000 between April 2015 and mid-August 2015, and declined to an intra-day low of $15,370.33 on August 24, 2015 as concerns over the strength of the Chinese economy arose following the devaluation of the Chinese yuan, resulting in risk-adverse behavior by market participants. The index rose to nearly $18,000 in October 2015 as investor demand gradually recovered, and fluctuated around $17,500 for the remainder of the calendar year 2015. However, reflecting the risk-averse behavior in reaction to concerns about the Chinese economy and decreasing of oil prices, the index declined to approximately $16,000 in January 2016.

Interest rates on U.S. Treasury bonds were on a generally upward trend in the six months ended September 30, 2015 with heightened expectations for an increase in U.S. policy interest rates. The yield on 10-year U.S. Treasury bonds increased from 1.92% on March 31, 2015 to 2.04% on September 30, 2015. With interest rates globally on an upward trend, influenced by trends in European bond markets, the yield on 10-year U.S. Treasury bonds reached an intra-day high of 2.49% on June 10, 2015. However, as concerns over the strength of the Chinese economy arose in August 2015, the yield on 10-year U.S. Treasury bonds decreased to 2.0% as investors sought comparatively safer assets. After October 2015, the yield on 10-year U.S. Treasury bonds reflected the anticipated 0.25% policy interest rate increase by the FRB, and fluctuated around 2.25% for the remainder of the calendar year 2015. However, reflecting the renewed risk-averse trends, the yield on 10-year U.S. Treasury bonds again moved down to 2.0% in January 2016.

Housing prices showed some signs of improvement during the six months ended September 30, 2015. As of September 30, 2015, the Federal Housing Finance Agency’s U.S. house price index exhibited a seventeenth consecutive quarterly price increase in the purchase-only, seasonally adjusted index. This also marked the fifteenth consecutive quarter where the house price index showed an increase compared to the same quarter of the previous year.

The following table sets forth U.S. unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year									(Unit: %)

	2014			2015
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.	Dec.
Unemployment Rate	5.7	5.8	5.6	5.7	5.5	5.5	5.4	5.5	5.3	5.3	5.1	5.1	5.0	5.0	5.0

Source: United States Department of Labor, Bureau of Labor Statistics, BLS Information

Eurozone Economy

The following table sets forth the growth rates of the Eurozone real GDP and its main expenditure components on a quarter-on-quarter basis for the periods indicated:

	Calendar Year									(Unit: %)

	2012	2013				2014				2015
	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Gross Domestic Product	(0.4)	(0.2)	0.4	0.2	0.2	0.2	0.1	0.3	0.4	0.5	0.4	0.3
Private Final Consumption	(0.6)	(0.3)	0.2	0.3	0.1	0.0	0.2	0.4	0.5	0.5	0.3	0.4
Gross Fixed Capital Formation	(1.1)	(1.9)	0.8	0.9	0.4	0.4	(0.5)	0.4	0.6	1.5	0.1	0.0
Government Final Consumption	0.0	0.0	0.1	0.2	0.2	0.2	0.2	0.3	0.2	0.5	0.3	0.6
Exports	(0.2)	0.3	1.2	0.5	1.1	0.8	1.0	1.6	1.2	1.3	1.6	0.2
Imports	(0.5)	0.1	1.1	1.3	0.5	1.2	1.1	1.5	1.2	1.9	0.9	0.9

Source: European Central Bank—Eurosystem

The Eurozone’s economic growth remained weak during the six months ended September 30, 2015, with low GDP growth, mainly reflecting a slowdown in fixed capital investments.

During the six months ended September 30, 2015, the ECB maintained low interest rates and a quantitative easing policy, which included a program to purchase €60 billion in bonds each month to revitalize the Eurozone economy and counter deflation. In December 2015, the ECB adjusted the interest rate on the deposit facility by 10 basis points to negative 0.30% and extended the bond purchase program by six months until at least March 2017. The interest rate on the main refinancing operations and the interest rate on the marginal lending facility remained unchanged at 0.05% and 0.30%, respectively.

Long-term interest rates in the Eurozone, including German Bunds and French Obligations Assimilables du Trésor, or OATs, fluctuated significantly during the six months ended September 30, 2015. The yield on 10-year German Bunds traded at historic low levels of around 0.075% in April 2015 as the ECB continued to purchase such bonds. Low yields adversely affected the market demand for such bonds, and the yield on 10-year German Bunds rose to nearly 1.0% in mid-June 2015 and remained volatile as investors sold down their holdings of such bonds for risk reduction purposes. The yield on 10-year German Bunds was on a declining trend after June 2015 as the risk tolerance of investors gradually recovered, and decreased to and remained around 0.50%, while the yields on German Bunds with shorter maturities fell into the negative range as the ECB adjusted the interest rate on its deposit facility down to negative 0.30%. The yield on 10-year French OATs similarly declined to 0.352% in April 2015, rose to around 1.3% in June 2015, and subsequently fluctuated between approximately 0.8% and 1.2%.

The following table sets for the Eurozone unemployment rates on a month-on-month basis for the periods indicated:

	Calendar Year									(Unit: %)

	2014			2015
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	Jun.	Jul.	Aug.	Sep.	Oct.	Nov.
Unemployment Rate	11.5	11.5	11.4	11.2	11.2	11.2	11.1	11.0	11.0	10.8	10.8	10.7	10.6	10.5

Source: European Central Bank—Eurosystem

Recent Developments

During the six months ended September 30, 2015, international financial supervisory organizations issued regulatory standards and proposals that could significantly affect the capital structures of global banks, including us. We will monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In order to respond to the increasingly complex market and legal risks, we continue to endeavor to enhance our compliance and internal control frameworks. We also plan to continue to selectively review and consider growth opportunities that will enhance our global competitiveness.

Recent Financial Regulatory Developments

In November 2015, the Financial Stability Board, or FSB, issued the final Total Loss-Absorbing Capacity, or TLAC, standard for global systematically important banks, or G-SIBs, including us. The FSB’s TLAC standard is designed to ensure that if a G-SIB fails, it has sufficient loss-absorbing and recapitalization capacity available in resolution to implement an orderly resolution that minimizes impacts on financial stability, ensures the continuity of critical functions, and avoids exposing public funds to loss. The FSB’s TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available to absorb losses in resolution but allows each resolution authority’s power under the applicable resolution law to expose other liabilities to loss through bail-in or the application of other resolution tools. The FSB’s TLAC standard requires a G-SIB to hold TLAC in an amount not less than 16% of its risk-weighted assets and six percent of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022. The FSB’s TLAC standard is subject to regulatory rule-making in each jurisdiction, including Japan. Under the TLAC standard, we may need to adjust our capital funding structure and our funding costs may increase. For more information on the relevant capital requirements, see “Financial Condition—Capital Adequacy—Capital Requirements for Banking Institutions in Japan.”

In December 2015, the Basel Committee on Banking Supervision published a second consultation paper on revisions to the standardized approach for credit risk. The proposed revisions are designed to establish a capital framework that better balances simplicity and risk sensitivity, promote comparability by reducing variability in risk-weighted assets across banks and jurisdictions, and ensure that the standardized approach constitutes a suitable alternative to and complement the Internal Ratings-Based approach. The consultation paper includes, among other things, reintroduction of external ratings, a lower risk weight for small and medium-sized enterprises, and higher credit conversion factors, which are percentages used to convert off-balance sheet items to credit-equivalent risk assets, to be applied to unconditionally cancellable commitments for corporate customers. In July 2015, the Basel Committee on Banking Supervision published a consultation paper “Review of the Credit Valuation Adjustment Risk (CVA) Framework.” CVA is an adjustment to the fair value of derivative instruments to account for counterparty credit risk. The proposals are designed to ensure that all important factors of CVA risk and CVA hedges are covered in the Basel regulatory capital standard, align the capital standard with the fair value measurement of CVA employed under various accounting standards, and ensure consistency with the Basel Committee on Banking Supervision’s proposed revisions to the market risk framework. The consultation paper proposed three approaches for CVA risk measurement—Internal Model Approach, Standardized Approach and Basic Approach. Depending on the final designs and calibrations, these revisions and reforms could significantly change the regulatory capital calculation and the level of capital requirement for each of the banks subject to the relevant standards, including us.

In January 2016, the Basel Committee on Banking Supervision announced a revised capital standard for market risk. The revised market risk framework, which will become effective January 1, 2019, revises the boundary between the trading book and banking book, the internal models approach for market risk and the standardized approach for market risk, shifts from value-at-risk to an expected shortfall measure of risk under stress, allows for supervisory approval and removal of internal models at the trading desk level, and incorporates the risk of market illiquidity. We are continuously working to enhance our market risk framework both to respond to the revised framework as well as changes in the markets where we operate. Changes that we make in this process could have an adverse effect on the amount of market risk and on our financial results.

In January 2016, the Group of Central Bank Governors and Heads of Supervision, or GHOS, agreed on the use of a Tier 1 definition of capital for the calculation of the leverage ratio and a minimum level of 3%, and discussed additional leverage ratio requirements for G-SIBs. The GHOS is expected to finalize the leverage ratio calibration within the calendar year 2016, and the final minimum leverage ratio requirement is expected to be implemented in 2018. Additional leverage ratio requirements for G-SIBs may, depending on the final calibration, have a significant impact on our capital structure and funding strategy. We will continue to closely monitor future discussions and developments relating to the leverage ratio requirements. For more information on the leverage requirements in Japan, see “Financial Condition—Capital Adequacy—Leverage Requirements for Banking Institutions in Japan.”

In addition, we continue to be affected by recently implemented or proposed regulatory reforms and other regulatory or legal actions. For example, in the United States, we expect that significant resources and management attention will be required to establish an appropriate governance structure with an effective internal control system for our U.S. bank and non-bank subsidiaries to ensure compliance with applicable regulatory requirements, including rules that will become effective in July 2016 requiring large foreign banking organizations to restructure their U.S. operations under a single U.S. intermediate holding company with enhanced capital and other prudential standards. We also remain subject to other regulatory and legal matters, including those relating to various interbank benchmark rates and foreign exchange related practices.

Issuances of Basel III-Compliant Domestic Subordinated Bonds

In October 2015, we issued ¥150.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes in a public offering in Japan. It was our first offering of Basel III-compliant subordinated bonds to the public. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings. Following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator. In March 2015, we issued to institutional investors in Japan ¥50.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes with similar terms except that the terms do not allow for the reinstatement of the principal. The notes issued in March 2015 were our first Additional Tier 1 notes issued under the Basel III requirements. We expect to issue additional Basel III-compliant subordinated bonds to enhance our regulatory capital.

Implementation of Share Repurchase Programs

During November and December 2015, we repurchased 121,703,700 shares of our common stock for ¥99,999,982,169 under a share repurchase program that was adopted in November 2015 and completed in December 2015. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 140,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 16, 2015 and December 31, 2015.

During May and June 2015, we repurchased 111,151,800 shares of our common stock for ¥99,999,972,728 under a share repurchase program that was adopted in May 2015 and completed in June 2015. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 160,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 18, 2015 and July 31, 2015.

The purposes of the above two programs were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2015, we estimate that the November 2015 program would result in a decline in our capital ratios by approximately 0.1 percentage point. Based on the Japanese GAAP information used to calculate our capital ratios as of March 31, 2015, the May 2015 program resulted in a decline in our capital ratios by approximately 0.1 percentage point.

Capital and Business Alliance with Security Bank Corporation

On January 14, 2016, BTMU entered into a Subscription Agreement with Security Bank Corporation, a leading commercial bank in the Philippines, and agreed to establish a capital and business alliance with the bank. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. As part of the transaction, BTMU will acquire a 20.0% equity interest in the bank on a fully diluted basis through a private placement of newly issued common shares and preferred shares with voting rights for 245 Philippine peso per common share and 0.1 Philippine peso per preferred share, or 36.9 billion Philippine peso, or ¥97.1 billion, in the aggregate. The transaction is expected to close during the first half of the calendar year 2016, subject to regulatory approvals and other conditions precedent. Following the completion of the transaction, BTMU will appoint two directors to Security Bank’s board of directors. Security Bank is expected to be treated as an equity method investee of BTMU. BTMU and Security Bank will collaborate to offer enhanced services by leveraging their expertise and customer bases.

Mitsubishi UFJ Fund Services’ Acquisition of UBS Global Asset Management’s Alternative Fund Services Business

In December 2015, Mitsubishi UFJ Fund Services Holdings Limited, a global asset servicing subsidiary of MUTB, acquired the alternative fund services business of UBS Global Asset Management, a global fund administrator providing professional services for hedge funds, funds of hedge funds, private equity funds and real estate structures. We provide a full suite of global asset administration services, including fund administration, custody, securities lending and foreign exchange as a one stop shop under the “MUFG Investor Services” brand, and through acquisitions completed in recent periods, have enhanced our competitiveness and scale of operations in the global fund administration market with the aim to be a global industry-leading fund administrator. As a result of the acquisition in December 2015, we became the seventh largest fund service provider in the world in terms of assets under administration with total assets under administration of $266 billion across 2,300 funds. We intend to continue to seek opportunities to strengthen our operational abilities, to further improve the quality of our services, and to expand our global network through acquisitions and investments.

Exposures to Selected European Countries

Several European countries, including Italy, Spain, Portugal, Ireland and Greece, have recently been experiencing weaknesses in their economic and fiscal situations in varying degrees of severity. We are closely monitoring our exposures in these countries.

The following table sets forth information about our aggregate exposure to selected European countries of BTMU, MUTB and MUSHD, which were the subsidiaries holding the exposure, as of September 30, 2015. The information in the table is categorized by counterparties, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions, and by type of financial instruments, which include loans, securities, derivatives and credit default swap, or CDS, protection (sold and bought). The securities exposure includes available-for-sale, held-to-maturity and trading securities. The information included in the table below is based on information compiled for internal risk management purposes only, and not for financial accounting purposes. The exposures are determined based on the country in which the borrower’s head office is located. However, in the case of a subsidiary located in a country different from that in which its parent company is located, the country exposure is determined based on the country in which the subsidiary is located.

	September 30, 2015
	Loans (funded and unfunded)	Securities(1)	Derivatives(2)	CDS protection sold(3)	Gross exposure (funded and unfunded)	CDS protection bought(3)	Net exposure(4)
	(in billions)
Italy	$4.8	$0.6	$0.6	$0.0	$6.0	$0.4	$5.6
Sovereign	—	0.2	—	—	0.2	—	0.2
Financial Institutions	0.0	0.1	0.0	0.0	0.1	0.0	0.1
Others	4.8	0.3	0.6	0.0	5.7	0.4	5.3
Spain	3.0	0.3	0.0	0.0	3.3	0.1	3.2
Sovereign	—	0.1	—	—	0.1	—	0.1
Financial Institutions	0.0	0.0	—	0.0	0.0	0.0	0.0
Others	3.0	0.2	0.0	0.0	3.2	0.1	3.1
Portugal	0.3	(0.0)	0.0	—	0.3	0.1	0.2
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	(0.0)	—	—	(0.0)	—	(0.0)
Others	0.3	—	0.0	—	0.3	0.1	0.2
Ireland	0.4	0.0	0.0	—	0.4	—	0.4
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	0.0	—	—	0.0	—	0.0
Others	0.4	0.0	0.0	—	0.4	—	0.4
Greece	—	—	—	—	—	—	—
Sovereign	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—
Total	$8.5	$0.9	$0.6	$0.0	$10.0	$0.6	$9.4
Sovereign	—	0.3	—	—	0.3	—	0.3
Financial Institutions	0.0	0.1	0.0	0.0	0.1	0.0	0.1
Others	8.5	0.5	0.6	0.0	9.6	0.6	9.0

Notes:

(1)	Securities include held-to-maturity securities, available-for-sale securities, and trading securities. Held-to-maturity securities are shown at amortized cost, and available-for-sale securities and trading securities are shown at fair value.
(2)	Derivatives amounts represent current exposures, taking into consideration legally enforceable master netting agreements.
(3)	CDS protection amounts represent notional amounts.
(4)	Net exposure represents gross exposure (funded and unfunded), net of CDS protection bought.
(5)	To the extent financial instruments are originally denominated in currencies other than U.S. dollars, the exposure amounts have been translated into U.S. dollars at an internal exchange rate used for our internal risk management purposes as of September 30, 2015.
(6)	Negative amounts represent short positions.

Based on information collected for internal risk management purposes as of September 30, 2015, the consolidated exposure of BTMU, MUTB and MUSHD listed above to Italy, Spain, Portugal, Ireland and Greece, represented less than 1.0% of our total assets.

As of September 30, 2015, other than BTMU, MUFG group companies had limited exposures to those European countries, except such other group companies’ exposures to sovereign bonds issued by those countries as discussed below. As of the same date, BTMU held no sovereign bonds issued by those European countries.

As of September 30, 2015, we had a total balance of $0.3 billion of sovereign bonds of the European peripheral countries identified in the table above on a consolidated basis. Among these countries, we had no Portuguese, Irish or Greek government bonds as of September 30, 2015. All of our Italian and Spanish government bonds were held in our trading accounts as of September 30, 2015.

As of September 30, 2015, excluding sovereign bonds, we had net exposures totaling $9.1 billion relating to the European peripheral countries identified in the table above. These exposures mainly consisted of commercial loan exposures to corporations and structured finance transactions. Our exposures to Italy and Spain mainly related to the infrastructure sector, such as electricity, gas and telecommunications. Our loan-related exposures to financial institutions in those countries were limited and not material.

In addition to these exposures, we also have indirect exposures. Examples of indirect exposures include country risk exposures related to the collateral received on secured financing transactions. These indirect exposures are managed in the normal course of business through our credit, market and operational risk management framework.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with U.S. GAAP. Many of the accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include the allowance for credit losses, impairment of investment securities, the allowance for repayment of excess interest, the valuation of deferred tax assets, accruals for uncertain tax positions, the accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and the valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2015.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in billions)
Interest income	¥1,433.2	¥1,484.3
Interest expense	331.8	353.7

Net interest income	1,101.4	1,130.6

Credit for credit losses	68.1	7.2
Non-interest income	1,432.8	756.1
Non-interest expense	1,328.3	1,383.7

Income before income tax expense	1,274.0	510.2
Income tax expense	410.0	97.1

Net income before attribution of noncontrolling interests	¥864.0	¥413.1
Net income attributable to noncontrolling interests	25.7	31.8

Net income attributable to Mitsubishi UFJ Financial Group	¥838.3	¥381.3

Major components of our net income for the six months ended September 30, 2015 are discussed in further detail below.

Net Interest Income

The following table is a summary of the interest rate spread for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014		2015
	Average balance	Average rate (Annualized)	Average balance	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥142,428.9	0.82%	¥153,157.0	0.73%
Foreign	84,150.0	2.01	101,114.1	1.82

Total	¥226,578.9	1.26%	¥254,271.1	1.16%

Financed by:
Interest-bearing liabilities:
Domestic	¥146,635.7	0.17%	¥157,941.6	0.18%
Foreign	54,943.5	0.74	64,757.4	0.66

Total	201,579.2	0.33	222,699.0	0.32
Non-interest-bearing liabilities	24,999.7	—	31,572.1	—

Total	¥226,578.9	0.29%	¥254,271.1	0.28%

Interest rate spread		0.93%		0.84%
Net interest income as a percentage of total interest-earning assets		0.97%		0.89%

Net interest income for the six months ended September 30, 2015 was ¥1,130.6 billion, an increase of ¥29.2 billion from ¥1,101.4 billion for the six months ended September 30, 2014. Both interest income and interest expense increased, with the increase in interest income exceeding the increase in interest expense, mainly reflecting higher interest income from foreign loans. Foreign interest income increased ¥78.4 billion, while domestic interest income decreased ¥27.3 billion. Foreign interest expense increased ¥10.3 billion, and domestic interest expense increased ¥11.6 billion. The average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) decreased, reflecting tighter interest rate spreads on both domestic and foreign activities. The average balance of interest-earning assets increased mainly due to increases in domestic interest-earning deposits in other banks and foreign loans.

Interest income increased ¥51.1 billion to ¥1,484.3 billion for the six months ended September 30, 2015 from ¥1,433.2 billion for the same period of the previous fiscal year. This was mainly attributable to increased interest income from the loan business, reflecting the higher average balance of loans despite the lower average interest rate on loans. The average loan balance increased ¥11.63 trillion from ¥110.28 trillion to ¥121.91 trillion, while the average loan interest rate decreased 0.09 percentage points from 1.76% to 1.67%. The higher average loan balance was attributable to a ¥10.82 trillion increase in foreign loans and a 0.80 trillion increase in domestic loans. The lower average loan interest rate was attributable to a 0.27 percentage point decrease for foreign loans and a 0.10 percentage point decrease for domestic loans. These decreases were mainly due to improvements in internal borrower ratings assigned to customers and intensified competition in Japan and other major markets in Europe and Asia. The growth in interest income was also attributable to increased interest payments received on debt securities, reflecting the higher average interest rate on debt securities held in our investment securities portfolio, as well as increased interest payments received on our deposits with the Bank of Japan, reflecting the higher average balance of such deposits. However, interest income on trading account assets decreased, reflecting the lower average interest rate on such assets. Interest income on short-term assets also decreased, reflecting the lower average interest rate on such assets.

Interest expense increased ¥21.9 billion to ¥353.7 billion for the six months ended September 30, 2015 from ¥331.8 billion for the same period of the previous fiscal year. This was mainly due to increases in interest expense on interest-bearing deposits and long-term debt. Interest expense on deposits increased ¥19.5 billion from ¥151.1 billion to ¥170.6 billion mainly due to a ¥16.2 billion increase in interest expense on foreign interest-bearing deposits, reflecting a ¥6.72 trillion increase in the average balance despite a 0.03 percentage point decrease in the average interest rate. The higher average balance of foreign deposits was mainly due to a ¥5.90 trillion increase in deposits booked at foreign branches and subsidiaries. Interest expense on long-term debt increased ¥14.7 billion from ¥121.9 billion to ¥136.6 billion mainly due to a ¥9.0 billion increase in interest expense on domestic long-term debt, despite a 0.21 percentage point decrease in the average interest rate on such debt. The higher average balance of domestic long-term debt was mainly due to increased long-term borrowings by our commercial banking subsidiaries and issuances of subordinated bonds by MUFG.

The average interest rate spread decreased 0.09 percentage points to 0.84% for the six months ended September 30, 2015 from 0.93% for the six months ended September 30, 2014. The average interest rate on interest-earning assets decreased 0.10 percentage points, reflecting decreases in the average interest rates on loans, interest-earning deposits in other banks, trading account assets and short-term assets. The average interest rate on interest-bearing liabilities decreased 0.01 percentage point, reflecting a 0.31 percentage point decrease in the average interest rate on long-term debt and a 0.08 percentage point decrease in the average interest rate on borrowings from the Bank of Japan and other borrowings included in other short-term borrowings and trading account liabilities, partially offset by a 0.01 percentage point increase in the average interest rate on deposits. The average interest rate spread on domestic activities decreased 0.10 percentage points to 0.55% from 0.65%, and the average interest rate spread on foreign activities decreased 0.11 percentage points to 1.16% from 1.27%.

In Japan, the Bank of Japan sought to keep short-term interest rates low by maintaining its “quantitative and qualitative monetary easing” policy throughout the reporting period. As a result, the average interest rate on domestic interest-earning assets continued to decline, while the average interest rate on domestic interest-bearing liabilities remained at historic low levels. If the Bank of Japan continues to maintain its current short-term interest rate policy and other monetary easing policies, and the yields on long-term Japanese government bonds decline further, our interest rate spread on domestic activities will likely continue to be under severe pressure. Moreover, monetary easing policies adopted in foreign markets in Europe, Asia and other regions have negatively affected our interest rate spread on foreign activities in recent periods. On the other hand, in the United States, the FRB raised the target range for the federal funds rate to between 0.25% and 0.50% in December 2015, and may decide to raise it further in the coming months, which may provide an opportunity to improve our interest rate spread. For further information on the Bank of Japan’s monetary policy and recent interest rate fluctuations in Japan, see “Business Environment.”

The average balance of interest-earning assets for the six months ended September 30, 2015 was ¥254.27 trillion, an increase of ¥27.69 trillion from ¥226.58 trillion for the six months ended September 30, 2014. The average balance of domestic interest-earning assets increased ¥10.73 trillion mainly due to increases in interest-earning deposits in other banks, particularly the Bank of Japan. This was partially offset by a decrease in the balance of Japanese government bonds held as available-for-sale securities as a result of sales of such bonds to reduce the risk of a sudden and drastic increase in interest rates. The average balance of foreign interest-earning assets increased ¥16.96 trillion mainly due to larger volumes of loans booked at foreign branches of our commercial banking subsidiaries and increased interest-earning deposits in other banks, particularly in the United Kingdom and Hong Kong.

The average balance of interest-bearing liabilities for the six months ended September 30, 2015 was ¥222.70 trillion, an increase of ¥21.12 trillion from ¥201.58 trillion for the six months ended September 30, 2014. The average balance of domestic interest-bearing liabilities increased ¥11.31 trillion mainly due to increases in interest-bearing deposits and long-term debt. These increases were partially offset by decreases in borrowings from the Bank of Japan and other borrowings included in other short-term borrowings and trading account liabilities due to a decrease in the fair values of foreign exchange related derivative liabilities in our commercial banking subsidiaries. The average balance of foreign interest-bearing liabilities increased ¥9.81 trillion mainly due to an increase in interest-bearing deposits as foreign branches of our commercial banking subsidiaries began to offer deposit products with higher interest rates with an aim to increase the balance of our foreign currency funds, as well as an increase in long-term debt.

Provision (credit) for credit losses

Provision (credit) for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision (credit) for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in billions)
Fees and commissions income(1):
Fees and commissions on deposits	¥28.4	¥29.9
Fees and commissions on remittances and transfers	83.5	84.5
Fees and commissions on foreign trading business	32.3	39.0
Fees and commissions on credit card business	86.7	92.8
Fees and commissions on security-related services	141.2	155.3
Fees and commissions on administration and management services for investment funds	61.9	77.4
Trust fees	52.6	56.4
Guarantee fees	26.3	26.3
Insurance commissions	31.3	35.4
Fees and commissions on real estate business	16.4	20.2
Other fees and commission	111.5	112.7

Total	672.1	729.9
Foreign exchange gains (losses)—net	(43.0)	41.6
Trading account profits (losses)—net:
Net profits on derivative contracts	61.8	180.1
Net profits (losses) on trading account securities, excluding derivatives	500.7	(464.9)

Total	562.5	(284.8)
Investment securities gains—net:
Net gains on sales of available-for-sale securities:
Debt securities	49.2	62.0
Marketable equity securities	8.0	59.5
Impairment losses on available-for-sale securities:
Debt securities	(1.0)	(1.2)
Marketable equity securities	(0.4)	(3.3)
Other	7.4	2.8

Total	63.2	119.8
Equity in earnings of equity method investees—net	121.5	114.3
Other non-interest income	56.5	35.3

Total non-interest income	¥1,432.8	¥756.1

Note:

(1)	Reflects the changes made to the components of fees and commissions in the fiscal year ended March 31, 2015. The following components have been redefined in 2015 and certain reclassifications were made between the components: Fees and commissions on deposits, Fees and commissions on remittances and transfers, Fees and commissions on security-related services, Fees and commissions on administration and management services for investment funds and Other fees and commissions. The amounts for the six months ended September 30, 2014 have been reclassified to conform to the presentation for the six months ended September 30, 2015.

Non-interest income for the six months ended September 30, 2015 was ¥756.1 billion, a decrease of ¥676.7 billion from ¥1,432.8 billion for the six months ended September 30, 2014. This decrease was mainly attributable to a decrease of ¥965.6 billion in net profits on trading account securities excluding derivatives, which reflected decreases in the fair values of European debt securities accounted for under the fair value option. This decrease was partially offset by an increase in net foreign exchange gains, reflecting larger gains on currency swap contracts and the smaller negative impact of foreign exchange rate fluctuations between the Japanese yen and the U.S. dollar on our costs of Japanese yen funding for purchases of U.S. dollar-denominated securities compared to the same period of the previous fiscal year, an increase in fees and commissions income, particularly fees and commissions on administration and management services for investment funds and on security-related services, and an increase in investment securities gains reflecting larger profits from sales of marketable equity securities, including ETFs.

Fees and commissions income

Fees and commissions income consist of the following:

•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

•

Fees and commissions on credit card business consist of fees and commissions related to the credit card business such as interchange income, annual fees, royalty and other service charges from franchisees.

•

Fees and commissions on security-related services primarily consist of fees and commissions for sales and transfers of securities, including investment funds, underwriting, brokerage and advisory services, securitization arrangement services, and agency services for the calculation and payment of dividends.

•	Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned on managing investment funds on behalf of clients.

•	Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans and investment funds.

•	Guarantee fees consist of fees related to the guarantee business, including those charged for providing guarantees on residential mortgage loans and other loans.

•	Insurance commissions consist of commissions earned by acting as agent for insurance companies for the sale of insurance products.

•	Fees and commissions on real estate business primarily consist of fees from real estate agent services.

•	Other fees and commissions include various fees and commissions, such as arrangement fees and agent fees, other than the fees mentioned above.

Fees and commissions income for the six months ended September 30, 2015 was ¥729.9 billion, an increase of ¥57.8 billion from ¥672.1 billion for the six months ended September 30, 2014. This was primarily due to an increase of ¥15.5 billion in fees and commissions on administration and management services for investment funds, reflecting larger assets under management at our asset management subsidiaries and larger assets under administration at our foreign fund services subsidiaries as well as an increase of ¥14.1 billion in fees and commissions on security-related services, reflecting higher volumes of investment fund sales at our securities subsidiaries and underwriting and sales transactions at our securities subsidiaries in the United States. The improvement in fees and commissions income was also attributable to an increase of ¥6.7 billion in fees and commissions on foreign trading business reflecting a higher volume of foreign trades in and out of Japan, an increase of ¥6.1 billion in fees and commissions on credit card business reflecting increased credit card purchases, an increase of ¥4.1 billion in insurance commissions reflecting a higher volume of insurance sales at our banking subsidiaries, an increase of ¥3.8 billion in trust fees reflecting an expanded investment fund and pension fund client base particularly in Japan and the United States, and an increase of ¥3.8 billion in fees and commissions on real estate business reflecting a higher volume of real estate brokerage transactions at our trust banking subsidiaries.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in billions)
Foreign exchange gains (losses)—net:
Net foreign exchange gains (losses) on derivative contracts	¥(190.2)	¥69.1
Net foreign exchange losses on other than derivative contracts	(364.5)	(139.0)
Net foreign exchange gains related to the fair value option	511.7	111.5

Total	¥(43.0)	¥41.6

Net foreign exchange gains (losses) consist of the following:

•

Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For more information on our derivative contracts, see Note 14 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

•

Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•

Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. For more information on the fair value option, see Note 19 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net foreign exchange gains for the six months ended September 30, 2015 were ¥41.6 billion, compared to net losses of ¥43.0 billion for the six months ended September 30, 2014. The Japanese yen depreciated ¥6.42 against the U.S. dollar from ¥103.23 to the U.S. dollar on March 31, 2014 to ¥109.65 to the U.S. dollar on September 30, 2014, while the Japanese yen appreciated ¥0.25 against the U.S. dollar from ¥120.13 to the U.S. dollar on March 31, 2015 to ¥119.88 to the U.S. dollar on September 30, 2015. The Japanese yen appreciated ¥3.64 against the Euro from ¥142.13 to the Euro on March 31, 2014 to ¥138.49 to the Euro on September 30, 2014, while the Japanese yen depreciated ¥5.08 against the Euro from ¥128.91 to the Euro on March 31, 2015 to ¥133.99 to the Euro on September 30, 2015. Net foreign exchange gains on derivative contracts improved, mainly reflecting larger gains on currency swap contracts in our banking subsidiaries, particularly in Japan. Net foreign exchange losses on other than derivative contracts also improved primarily because of the smaller negative impact of foreign exchange rate fluctuations between the Japanese yen and the U.S. dollar on our costs of Japanese yen funding for purchases of U.S. dollar-denominated securities as the Japanese yen depreciated significantly against the U.S. dollar in the six months ended September 30, 2014, while the Japanese yen traded at a similar level for the U.S. dollar at the beginning of the six-month period ended September 30, 2015 and at the end of the same period. However, the same foreign exchange rate fluctuations adversely affected net foreign exchanges gains related to the fair value option.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in billions)
Trading account profits (losses)—net:
Net profits (losses) on derivative contracts
Interest rate contracts	¥170.5	¥45.2
Equity contracts	(82.3)	93.0
Commodity contracts	(0.0)	0.1
Credit derivatives	0.6	7.0
Other	(27.0)	34.8

Total	61.8	180.1

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	223.8	(68.4)
Trading account securities under the fair value option	276.9	(396.5)

Total	500.7	(464.9)

Total	¥562.5	¥(284.8)

Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account losses for the six months ended September 30, 2015.

We generally do not separate for financial reporting purposes customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:

•

Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their commodity transactions, and to diversify our portfolio.

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management; and

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, consist of:

•

Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities are included in accordance with the applicable accounting rules.

•

Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules. For more information on the fair value option, see Note 19 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account losses for the six months ended September 30, 2015 were ¥284.8 billion, compared to net profits of ¥562.5 billion for the six months ended September 30, 2014. This primarily reflected decreases in the values of German, French and other European sovereign debt securities under the fair value option, despite a slight improvement in net profits on derivative instruments in our banking subsidiaries.

Net profits on derivative contracts were ¥180.1 billion for the six months ended September 30, 2015, compared to ¥61.8 billion for the same period of the previous fiscal year. This increase was mainly due to a ¥175.3 billion improvement in net profits on equity contracts, reflecting increases in the fair values of equity swap and equity future contracts.

Net losses on trading account securities, excluding derivatives, were ¥464.9 billion for the six months ended September 30, 2015, compared to net profits of ¥500.7 billion for the same period of the previous fiscal year. This was mainly attributable to ¥396.5 billion of net losses on trading account securities under the fair value option for the six months ended September 30, 2015, compared to net profits of ¥276.9 billion for the same period of the previous fiscal year. This mainly resulted from decreases in the fair values of European debt securities in our banking subsidiaries as long-term interest rates in the European markets, including Germany and France, suddenly increased in April 2015 and remained at increased levels in the six months ended September 30, 2015. In addition, we reduced the balance of our trading account foreign debt securities, which also negatively impacted the fair value of our trading account securities portfolio, although our banking subsidiaries recorded gains on sales of such foreign debt securities in the six months ended September 30, 2015. However, profits and losses on trading account securities were negatively impacted by lower gains on sales of trading account securities in our securities subsidiaries due to unfavorable movements in bond markets.

Net investment securities gains (losses)

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as available-for-sale securities. In addition, impairment losses are recognized and offset net investment securities gains when management concludes that declines in the fair value of investment securities are other than temporary.

Net investment securities gains of ¥119.8 billion were recorded for the six months ended September 30, 2015, compared to ¥63.2 billion for the same period of the previous fiscal year. This was primarily due to an increase of ¥51.5 billion in net gains on sales of available-for-sale marketable equity securities, particularly ETFs, and an increase of ¥12.8 billion in net gains on sales of available-for-sale debt securities, reflecting the higher volume of sales of Japanese government bonds to reduce the holdings of such bonds by our banking subsidiaries as part of our asset and liability management and interest rate risk management measures. These increases were partially offset by larger impairment losses on available-for-sale equity securities, reflecting impairment losses on the shares of some of our commercial banking subsidiaries’ customers, including those of a large customer in the domestic electronics manufacturing industry.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in billions)
Salaries and employee benefits	¥534.9	¥574.2
Occupancy expenses—net	82.6	87.8
Fees and commission expenses	118.5	139.5
Outsourcing expenses, including data processing	121.6	121.0
Depreciation of premises and equipment	54.5	46.2
Amortization of intangible assets	107.3	116.2
Impairment of intangible assets	0.1	0.2
Insurance premiums, including deposit insurance	57.2	45.8
Communications	26.7	29.0
Taxes and public charges	47.6	43.8
Other non-interest expenses	177.3	180.0

Total non-interest expense	¥1,328.3	¥1,383.7

Non-interest expense for the six months ended September 30, 2015 was ¥1,383.7 billion, an increase of ¥55.4 billion from ¥1,328.3 billion for the six months ended September 30, 2014. This increase was mainly attributable to increases in salaries and employee benefits and fees and commission expenses, partially offset by lower deposit insurance premiums.

Salaries and employee benefits

Salaries and employee benefits for the six months ended September 30, 2015 were ¥574.2 billion, an increase of ¥39.3 billion from ¥534.9 billion for the six months ended September 30, 2014. This was mainly due to an increase in salaries and employee benefits particularly in MUAH, reflecting the growth in our workforce.

Fees and commission expenses

Fees and commission expenses for the six months ended September 30, 2015 were ¥139.5 billion, an increase of ¥21.0 billion from ¥118.5 billion for the same period of the previous fiscal year. This was primarily due to increases in fees and commission expenses in our commercial banking and securities subsidiaries, reflecting higher transaction volumes.

Insurance premiums, including deposit insurance

Insurance premiums, including deposit insurance, for the six months ended September 30, 2015 were ¥45.8 billion, a decrease of ¥11.4 billion from ¥57.2 billion for the same period of the previous fiscal year. This was primarily due to reductions in deposit insurance premium rates in Japan.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in billions, except percentages)
Income before income tax expense	¥1,274.0	¥510.2
Income tax expense	410.0	97.1
Effective income tax rate	32.2%	19.0%
Combined normal effective statutory tax rate	35.6%	33.9%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 35.6% and 33.9% for each of the six months ended September 30, 2014 and 2015. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.

For the six months ended September 30, 2015, the effective income tax rate was 19.0%, which was 14.9 percentage points lower than the combined normal effective statutory tax rate of 33.9%. This primarily reflected the revisions of domestic tax laws. In July 2015, the Tokyo Metropolitan Government Bureau of Taxation promulgated revisions to the local tax law. The revisions will reduce the combined normal effective statutory tax rate from approximately 33.9% as of March 31, 2015 to approximately 32.3% starting in a corporation’s fiscal year that begins on or after April 1, 2016. The revisions resulted in a reduction of ¥36.6 billion, or 7.2%, in income tax expense for the six months ended September 30, 2015, compared to the same period of the previous fiscal year. Another factor contributing to the lower effective income tax rate was our receipt of nontaxable dividends, which resulted in a decrease of ¥17.9 billion, or 3.5%, in income tax expense for the six months ended September 30, 2015. Under Japanese tax law, a certain percentage of dividends received is regarded as nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.

For the six months ended September 30, 2014, the effective income tax rate was 32.2%, which was 3.4 percentage points lower than the combined normal effective statutory tax rate of 35.6%. This primarily reflected receipt of nontaxable dividends.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared on the basis of U.S. GAAP. For example, operating profit does not reflect items such as a part of the provision (credit) for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

We operate our main businesses under an integrated business group system, which integrates the operations of BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries in the following five business groups—Retail Banking, Corporate Banking, Trust Assets, Global, and Global Markets, each of which is treated as a business segment. These five businesses serve as the core sources of our revenue. Operations that are not covered under these five business groups, as well as the elimination of duplicated amounts of net revenues among business segments, are classified under “Other” as further described below.

The following is a brief explanation of our business segments:

Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail businesses of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate clients.

Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUFG Union Bank, or MUB, and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

MUB is one of the largest commercial banks in California by both total assets and total deposits. MUB provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington but also nationally and internationally. MUB’s parent company is MUAH, which is a bank holding company in the United States.

Krungsri is one of the major commercial banks in Thailand and provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium enterprises, and large corporations mainly in Thailand. Krungsri’s consolidated subsidiaries include a major credit card issuer, a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand. MUFG holds a 76.88% ownership interest in Krungsri through BTMU as of September 30, 2015. The amounts for this segment in the table below represent the respective amounts before taking into account the noncontrolling interest.

Global Markets Business Group—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Effective April 1, 2015, we began to include Krungsri as part of the Global Business Group, as shown in the table below.

In addition, effective April 1, 2015, we made modifications to our management accounting rules and practices to clarify the responsibility for profits of each business segment. The modifications had the impact of reducing the operating profits of the Retail Banking Business Group, the Corporate Banking Business Group and the Trust Assets Business Group by ¥3.3 billion, ¥10.1 billion and ¥0.8 billion, respectively, for the six months ended September 30, 2014. The changes also had the impact of increasing the operating profits of the Global Business Group, the Global Markets Business Group and Other by ¥4.1 billion, ¥17.3 billion and ¥33.4 billion, respectively, for the same period. Prior period business segment information has been restated to enable comparisons between the relevant amounts for the six months ended September 30, 2014 and 2015.

Effective April 1, 2015, the Integrated Retail Banking Business Group, the Integrated Corporate Banking Business Group, the Integrated Trust Assets Business Group, the Integrated Global Business Group and the Integrated Global Markets Business Group were renamed the Retail Banking Business Group, the Corporate Banking Business Group, the Trust Assets Business Group, the Global Business Group and the Global Markets Business Group, respectively.

For further information, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table set forth our business segment information for the six months ended September 30, 2014 and 2015:

	Retail Banking Business Group	Corporate Banking Business Group	Trust Assets Business Group	Global Business Group				Global Markets Business Group	Other	Total
				Other than MUAH/ Krungsri	MUAH	Krungsri	Total
		(in billions)
Six months ended September 30, 2014
Net revenue	¥630.5	¥455.8	¥81.3	¥274.7	¥184.9	¥98.9	¥558.5	¥343.6	¥3.9	¥2,073.6
Operating expenses	475.7	223.8	49.4	179.6	126.8	51.6	358.0	98.7	87.7	1,293.3

Operating profit (loss)	¥154.8	¥232.0	¥31.9	¥95.1	¥58.1	¥47.3	¥200.5	¥244.9	¥(83.8)	¥780.3

Six months ended September 30, 2015
Net revenue	¥646.6	¥444.4	¥87.9	¥295.9	¥218.3	¥138.0	¥652.2	¥330.9	¥14.1	¥2,176.1
Operating expenses	488.9	223.4	50.9	190.5	158.1	68.5	417.1	106.5	75.9	1,362.7

Operating profit (loss)	¥157.7	¥221.0	¥37.0	¥105.4	¥60.2	¥69.5	¥235.1	¥224.4	¥(61.8)	¥813.4

Note:

In January 2015, we integrated the former BTMU Bangkok branch with Krungsri. In the above table, the net revenue, operating expenses and operating profit of the former BTMU Bangkok branch for the six months ended September 30, 2014 are included in the Global Business Group, but not in Krungsri. The net revenue, operating expenses and operating profit of the former BTMU Bangkok branch for the six months ended September 30, 2014 were ¥13.6 billion, ¥4.3 billion and ¥9.3 billion, respectively.

Retail Banking Business Group

Net revenue of the Retail Banking Business Group increased ¥16.1 billion to ¥646.6 billion for the six months ended September 30, 2015 from ¥630.5 billion for the six months ended September 30, 2014. Retail Banking Business Group net revenue mainly consists of domestic revenues from commercial banking operations, such as deposit and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Retail Banking Business Group. The increase in net revenue was mainly due to an increase in fees and commissions related to sales of equity, REIT and foreign bond funds in securities subsidiaries as well as sales of mutual funds, particularly wrap-style funds, in our banking subsidiaries, reflecting increased sales volumes. The increase in net revenue was also attributable to an increase in fees and commissions related to the consumer finance business as growing private consumption in Japan contributed to higher volumes of loans and loan guarantees, partially offset by lower net interest income from the housing loan business in the continued zero-interest rate and competitive housing loan market environment in Japan.

Operating expenses of the Retail Banking Business Group increased ¥13.2 billion to ¥488.9 billion for the six months ended September 30, 2015 from ¥475.7 billion for the six months ended September 30, 2014.

As a result, operating profit of the Retail Banking Business Group increased ¥2.9 billion to ¥157.7 billion for the six months ended September 30, 2015 from ¥154.8 billion for the six months ended September 30, 2014.

Corporate Banking Business Group

Net revenue of the Corporate Banking Business Group decreased ¥11.4 billion to ¥444.4 billion for the six months ended September 30, 2015 from ¥455.8 billion for the six months ended September 30, 2014. Corporate Banking Business Group net revenue mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Corporate Banking Business Group. The decrease in net revenue was mainly due to a decrease in net revenue related to corporate lending due to lower interest rate spread reflecting lower market interest rates, as well as a decrease in non-interest income from the solutions business such as M&A finance compared to the same period of the previous fiscal year when the demand for our solutions services was particularly strong compared to usual periods. Effective April 1, 2015, we changed our internal evaluation methodology for derivative products used in connection with our lending business under Japanese GAAP. As a result, we began to recognize smaller upfront profits and correspondingly larger interest accrual for the remaining terms of relevant loans.

Operating expenses of the Corporate Banking Business Group were ¥223.4 billion for the six months ended September 30, 2015, a decrease of ¥0.4 billion from ¥223.8 billion for the six months ended September 30, 2014.

As a result, operating profit of the Corporate Banking Business Group decreased ¥11.0 billion to ¥221.0 billion for the six months ended September 30, 2015 from ¥232.0 billion for the six months ended September 30, 2014.

Trust Assets Business Group

Net revenue of the Trust Assets Business Group increased ¥6.6 billion to ¥87.9 billion for the six months ended September 30, 2015 from ¥81.3 billion for the six months ended September 30, 2014. Trust Assets Business Group net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The increase in net revenue was mainly due to larger domestic pension assets under management and larger domestic mutual fund assets under administration, despite the continued contraction of the Japanese welfare pension fund market. Fees and commissions from the foreign asset administration business also increased mainly due to the expansion of the asset administration business in foreign markets by our asset administration subsidiaries, contributing to the growth in net revenue of the business group.

Operating expenses of the Trust Assets Business Group increased ¥1.5 billion to ¥50.9 billion for the six months ended September 30, 2015 from ¥49.4 billion for the six months ended September 30, 2014.

As a result, operating profit of the Trust Assets Business Group increased ¥5.1 billion to ¥37.0 billion for the six months ended September 30, 2015 from ¥31.9 billion for the six months ended September 30, 2014.

Global Business Group

Net revenue of the Global Business Group increased ¥93.7 billion to ¥652.2 billion for the six months ended September 30, 2015 from ¥558.5 billion for the six months ended September 30, 2014. Net revenue of the Global Business Group mainly consists of commercial banking businesses outside of Japan, including loan, deposit and cash management, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue was mainly due to increases in fees and commissions on project finance and large-scale acquisition finance transactions in the pharmaceutical industry in the United States as well as the settlement of large derivative transactions with non-Japanese counterparties in the United States. In addition, Krungsri contributed to the growth in the business group’s net revenue, taking advantage of its integration with BTMU’s Bangkok branch through the expansion of the scope and volume of its business, and lower market interest rates that enabled Krungsri to reduce its funding costs. Increased fees and commissions income from the consumer finance business and increased realized gains on the sale of investment securities also contributed to the improvement in net revenue of Krungsri. However, our commercial banking subsidiaries’ business activity declined in Hong Kong, where loan demand weakened, and in Jakarta as Indonesia’s economy began to deteriorate in recent months. In addition, our commercial banking subsidiaries’ business with commodity trading companies was adversely affected by declining commodity prices.

Operating expenses of the Global Business Group increased ¥59.1 billion to ¥417.1 billion for the six months ended September 30, 2015 from ¥358.0 billion for the six months ended September 30, 2014.

As a result, operating profit of the Global Business Group increased ¥34.6 billion to ¥235.1 billion for the six months ended September 30, 2015 from ¥200.5 billion for the six months ended September 30, 2014.

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥12.7 billion to ¥330.9 billion for the six months ended September 30, 2015 from ¥343.6 billion for the six months ended September 30, 2014. This was mainly due to a decrease in revenue from the asset and liability management operations by our banking subsidiaries, primarily reflecting a decrease in realized gains on sales of foreign government bonds, including German and French sovereign bonds, which were partially offset by an increase in realized gains on sales of Japanese government bonds. An increase in realized gains on sales of marketable equity securities, including ETFs and equity securities held for strategic purposes, also contributed to the growth in net revenue.

Operating expenses of the Global Markets Business Group increased ¥7.8 billion to ¥106.5 billion for the six months ended September 30, 2015 from ¥98.7 billion for the six months ended September 30, 2014.

As a result, operating profit of the Global Markets Business Group decreased ¥20.5 billion to ¥224.4 billion for the six months ended September 30, 2015 from ¥244.9 billion for the six months ended September 30, 2014.

Financial Condition

Total Assets

Our total assets as of September 30, 2015 were ¥283.98 trillion, an increase of ¥3.09 trillion from ¥280.89 trillion as of March 31, 2015, mainly due to a ¥6.88 trillion increase in interest-earning deposits in other banks, a ¥2.51 trillion increase in net loans and a ¥2.08 trillion increase in receivables under securities borrowing transactions. These increases were partially offset by a ¥5.37 trillion decrease in total investment securities and a ¥2.90 trillion decrease in trading account assets.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2015 and September 30, 2015, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2015	September 30, 2015
	(in billions)
Domestic:
Manufacturing	¥11,703.4	¥11,634.2
Construction	977.9	872.5
Real estate	10,911.2	10,884.1
Services	2,684.4	2,459.0
Wholesale and retail	8,345.5	8,325.7
Banks and other financial institutions(1)	4,330.0	4,607.6
Communication and information services	1,527.8	1,476.4
Other industries	12,674.0	14,464.2
Consumer	16,720.6	16,526.1

Total domestic	69,874.8	71,249.8

Foreign:
Governments and official institutions	1,052.1	1,025.1
Banks and other financial institutions(1)	11,973.0	13,017.8
Commercial and industrial	29,593.2	29,516.1
Other	6,065.8	6,148.0

Total foreign	48,684.1	49,707.0

Unearned income, unamortized premium—net and deferred loan fees—net	(293.7)	(291.4)

Total(2)	¥118,265.2	¥120,665.4

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥88.9 billion and ¥51.4 billion as of March 31, 2015 and September 30, 2015, respectively, which are carried at the lower of cost or fair value.

Loans are one of our main uses of funds. For the six months ended September 30, 2015, the average balance of loans was ¥121.91 trillion, accounting for 47.9% of the average total interest-earning assets, compared to ¥110.28 trillion, representing 48.7% of the average total interest-earning assets, for the same period in the previous fiscal year. As of September 30, 2015, our total loans were ¥120.67 trillion, accounting for 42.5% of total assets, compared to ¥118.27 trillion, accounting for 42.1% of total assets as of March 31, 2015. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, domestic loans accounted for 58.9% and foreign loans accounted for 41.1% as of March 31, 2015 and September 30, 2015.

Our domestic loan balance increased ¥1.38 trillion, or 2.0%, between March 31, 2015 and September 30, 2015. This was mainly due to an increase in loans to national government institutions, which are included in the other industries category, whose funding needs grew as government spending increased.

Our foreign loan balance increased ¥1.02 trillion, or 2.1%, between March 31, 2015 and September 30, 2015. This was mainly due to increased lending to U.S. non-bank finance subsidiaries of Japanese manufacturing companies, securities and insurance companies in the United States, and borrowers in the banking industry in Thailand.

Changes in the allowance for credit losses and provision (credit) for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2014 and 2015:

Six months ended September 30, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥876.9	¥116.9	¥40.6	¥60.0	¥—	¥1,094.4
Provision (credit) for credit losses	(102.3)	(15.5)	1.6	(0.9)	49.0	(68.1)
Charge-offs	67.8	10.8	6.2	2.1	9.9	96.8
Recoveries	6.6	0.1	1.7	2.0	—	10.4

Net charge-offs	61.2	10.7	4.5	0.1	9.9	86.4
Others(1)	3.7	—	—	(2.3)	(0.4)	1.0

Balance at end of period	¥717.1	¥90.7	¥37.7	¥56.7	¥38.7	¥940.9

Six months ended September 30, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥807.7	¥72.4	¥35.7	¥64.8	¥74.9	¥1,055.5
Provision (credit) for credit losses	(41.3)	(4.5)	0.7	6.1	31.8	(7.2)
Charge-offs	75.9	4.2	4.4	3.7	28.3	116.5
Recoveries	7.7	1.2	1.5	1.0	6.4	17.8

Net charge-offs	68.2	3.0	2.9	2.7	21.9	98.7
Others(1)	(4.4)	—	—	0.9	1.2	(2.3)

Balance at end of period	¥693.8	¥64.9	¥33.5	¥69.1	¥86.0	¥947.3

Notes:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.
(2)	For the Krungsri segment, acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit losses was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit losses was stated at the beginning of the six-month period ended September 30, 2014 in the above table.

We recorded ¥7.2 billion of credit for credit losses for the six months ended September 30, 2015, compared to ¥68.1 billion of credit for credit losses for the same period in the previous fiscal year. Significant trends in each portfolio segment are discussed below.

Commercial segment—The financial performance and repayment ability of a substantial portion of borrowers in the segment continued to improve, resulting in improvements in factors that were considered in determining the appropriate level of allowance for credit losses, including the probability of default. Primarily in light of this trend, we continued to record credit for credit losses.

Residential segment—The stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. This trend resulted in an overall improvement in the credit quality of our residential loan portfolio. Primarily in light of this improvement, we continued to record credit for credit losses.

Card segment—We continued to apply refined borrower screening, which we had originally implemented in June 2010 under regulatory reforms in the consumer finance industry. In addition, the stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. These factors resulted in an overall improvement in the credit quality of our card loan portfolio. Primarily in light of this improvement, we recorded a smaller provision for credit losses.

MUAH segment—Declines in prices of natural resources adversely affected the oil and gas industry in the United States, resulting in our decision to record additional provisions for credit losses for borrowers in this industry.

Krungsri segment—Stagnant economic conditions in Thailand negatively impacted the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio. In addition, a large borrower with a subsidiary in Thailand experienced significant financial difficulty. In light of these factors, we recorded an additional provision for credit losses.

Charge-offs for the six months ended September 30, 2015 were ¥116.5 billion, an increase of ¥19.7 billion from ¥96.8 billion for the same period of the previous fiscal year. The increase primarily reflected charge-off of a portion of the loans to a large borrower in the domestic electronics manufacturing industry, charge-off of loans to a large borrower in MUB’s commercial and industrial portfolio, charge-offs of loans to some borrowers in MUB’s purchased credit-impaired loan portfolio, and charge-offs of loans in Krungsri’s small and medium-sized enterprise portfolio and retail and consumer finance portfolio.

Our total allowance for credit losses as of September 30, 2015 was ¥947.3 billion, an improvement of ¥108.2 billion from ¥1,055.5 billion as of March 31, 2015, as we recorded credit for credit losses of ¥7.2 billion while we had net charge-offs of ¥98.7 billion for the six months ended September 30, 2015. For further information on our allowance for credit losses, see “—Allowance for credit losses” below.

Allowance policy

We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for loan losses into five portfolio segments—Commercial, Residential, Card, MUAH and Krungsri.

Effective April 1, 2015, the Krungsri segment includes BTMU’s Bangkok branch, which was previously included in the foreign excluding MUAH and Krungsri category in the Commercial segment. Accordingly, the methodologies used to estimate the allowance for losses with respect to BTMU’s Bangkok branch was changed from those applied to the Commercial segment to those applied to the Krungsri segment. The allowance for credit losses with respect to BTMU’s Bangkok branch was not material as of March 31, 2015.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2015.

For the Commercial, MUAH and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for country risk exposure within the Commercial segment covers transfer risk which is not specifically covered by other types of allowances. Both the allowance for country risk exposure and the formula allowance are provided for performing loans that are not subject to either the allowance for loans individually evaluated for impairment or the allowance for large groups of smaller-balance homogeneous loans. The allowance for credit losses within the MUAH segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2015.

During the six months ended September 30, 2015, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.

Allowance for credit losses

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2015 and September 30, 2015 are shown below:

As of March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥516.1	¥49.3	¥25.7	¥4.2	¥7.5	¥602.8
Collectively evaluated for impairment	269.3	21.3	9.9	60.2	66.9	427.6
Loans acquired with deteriorated credit quality	22.3	1.8	0.1	0.4	0.5	25.1

Total	¥807.7	¥72.4	¥35.7	¥64.8	¥74.9	¥1,055.5

Loans:
Individually evaluated for impairment	¥1,317.5	¥167.1	¥90.1	¥60.7	¥31.9	¥1,667.3
Collectively evaluated for impairment	88,833.2	14,366.0	462.5	9,171.9	3,788.9	116,622.5
Loans acquired with deteriorated credit quality	56.0	13.4	12.0	62.2	36.5	180.1

Total(1)	¥90,206.7	¥14,546.5	¥564.6	¥9,294.8	¥3,857.3	¥118,469.9

As of September 30, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥463.0	¥42.9	¥23.8	¥3.9	¥12.4	¥546.0
Collectively evaluated for impairment	215.3	19.9	9.7	64.7	73.3	382.9
Loans acquired with deteriorated credit quality	15.5	2.1	—	0.5	0.3	18.4

Total	¥693.8	¥64.9	¥33.5	¥69.1	¥86.0	¥947.3

Loans:
Individually evaluated for impairment	¥1,207.3	¥150.6	¥84.1	¥66.7	¥37.3	¥1,546.0
Collectively evaluated for impairment	90,507.1	14,185.9	452.5	9,270.5	4,792.3	119,208.3
Loans acquired with deteriorated credit quality	44.5	12.5	11.8	53.9	28.5	151.2

Total(1)	¥91,758.9	¥14,349.0	¥548.4	¥9,391.1	¥4,858.1	¥120,905.5

Note:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

Our total allowance for credit losses as of September 30, 2015 was ¥947.3 billion, a decrease of ¥108.2 billion from ¥1,055.5 billion as of March 31, 2015. This was attributable to a decrease of ¥56.8 billion in allowance for credit losses provided for loans individually evaluated for impairment and a decrease of ¥44.7 billion in allowance for credit losses provided for loans collectively evaluated for impairment. The total allowance for credit losses represented 0.79% of our total loan portfolio as of September 30, 2015, a decrease of 0.10 percentage points from 0.89% as of March 31, 2015. Significant trends in each portfolio segment are discussed below.

Commercial segment—The allowance for credit losses for loans individually evaluated for impairment decreased ¥53.1 billion between March 31, 2015 and September 30, 2015 primarily because the financial performance and repayment ability of a substantial portion of borrowers in the segment improved, which resulted in upgrades of the borrower ratings assigned to these borrowers to the Normal category and reductions in loans individually evaluated for impairment. Sales of impaired loans also contributed to the decrease in the allowance for credit losses in the segment. The allowance for credit losses for loans collectively evaluated for impairment decreased ¥54.0 billion. This decrease mainly reflected the overall improvement in the credit quality of the portfolio in recent periods, resulting in improvements in factors that were considered in determining the appropriate level of allowance for credit losses, including the probability of default. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2015 was 0.76%, compared to 0.90% as of March 31, 2015.

Residential segment—The total allowance for this segment decreased ¥7.5 billion between March 31, 2015 and September 30, 2015. The stable corporate environment in recent periods has contributed to higher income for borrowers in the segment. As a substantial number of borrowers became current with their payments, nonaccrual loans decreased ¥9.8 billion, or 10.3%, between March 31, 2015 and September 30, 2015. This had a positive effect on the credit quality of our residential loan portfolio, resulting in ¥4.5 billion of credit for credit losses. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2015 was 0.45%, compared to 0.50% as of March 31, 2015.

Card segment—The total allowance for this segment decreased ¥2.2 billion between March 31, 2015 and September 30, 2015. As a substantial number of borrowers became current with their payments, nonaccrual loans decreased ¥2.4 billion, or 3.5%, between March 31, 2015 and September 30, 2015. The continued application of our refined borrower screening and higher income for borrowers in the stable corporate environment had a positive effect on the credit quality of our card loan portfolio. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2015 was 6.11%, compared to 6.32% as of March 31, 2015.

MUAH segment—The total allowance for this segment increased ¥4.3 billion between March 31, 2015 and September 30, 2015. Declines in prices of natural resources adversely affected the oil and gas industry in the United States, resulting in our decision to record additional provisions for credit losses for borrowers in this industry. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2015 was 0.74%, compared to 0.70% as of March 31, 2015.

Krungsri segment—The total allowance for this segment increased ¥11.1 billion between March 31, 2015 and September 30, 2015. Stagnant economic conditions in Thailand negatively impacted the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio. In addition, a large borrower with a subsidiary in Thailand experienced significant financial difficulty. The ratio of total allowance for credit losses to the total loan balance in this segment as of September 30, 2015 was 1.77%, compared to 1.94% as of March 31, 2015. The decline in the ratio primarily reflected the impact of the integration of BTMU’s Bangkok branch with Krungsri as BTMU’s Bangkok branch had a larger portion of corporate borrowers in Thailand.

Nonaccrual loans and troubled debt restructurings

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH and Krungsri segments, and six months or more with respect to loans within the Residential segment.

We modify certain loans in conjunction with our loss-mitigation activities. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings, or TDRs. TDRs are also considered impaired loans, and an allowance for credit losses is separately established for each loan.

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been restructured as a TDR and the borrower is not delinquent under the restructured terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring. If the borrower is upgraded to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations), a TDR would be reclassified to accrual status. Once a nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

A loan that has been modified into a TDR is considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2015.

For more information on our TDRs, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table shows information about the nonaccrual status of loans by class as of March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in billions)
Commercial
Domestic	¥514.0	¥466.9
Manufacturing	118.9	121.5
Construction	20.1	17.5
Real estate	77.0	66.8
Services	54.2	44.9
Wholesale and retail	158.0	142.0
Banks and other financial institutions	5.7	4.8
Communication and information services	23.2	20.4
Other industries	18.6	13.7
Consumer	38.3	35.3
Foreign-excluding MUAH and Krungsri	96.9	112.8
Residential	95.6	85.8
Card	67.0	64.6
MUAH	45.2	44.4
Krungsri	68.1	79.6

Total(1)	¥886.8	¥854.1

Note:

(1)	The above table does not include loans held for sale of ¥0.6 billion and nil as of March 31, 2015 and September 30, 2015, respectively, and loans acquired with deteriorated credit quality of ¥26.2 billion and ¥20.2 billion as of March 31, 2015 and September 30, 2015, respectively.

Total nonaccrual loans decreased ¥32.7 billion between March 31, 2015 and September 30, 2015. Significant trends in each portfolio segment are discussed below.

Commercial segment—Nonaccrual loans in the domestic commercial category decreased ¥47.1 billion. In the wholesale and retail category, the decrease of ¥16.0 billion in nonaccrual loans was partly attributable to the improved repayment ability of three large borrowers, resulting in the transfer of the loans to those borrowers from nonaccrual status to accrual status. In the real estate category, the decrease of ¥10.2 billion was primarily due to the improved repayment ability of a substantial portion of small and medium-sized borrowers, resulting in the transfer of the loans to those borrowers from nonaccrual status to accrual status. In the foreign excluding MUAH and Krungsri category, nonaccrual loans increased ¥15.9 billion mainly due to a large borrower being downgraded under our internal borrower grading system.

Residential segment—Nonaccrual loans in the segment decreased ¥9.8 billion primarily due to the transfer from nonaccrual status to accrual status of loans to borrowers who became current with their payments as the stable corporate environment in recent periods contributed to higher income for borrowers in the segment.

Card segment—Nonaccrual loans in the segment decreased ¥2.4 billion, as improvement in household income enabled a substantial number of borrowers to become current with their repayments. The continued application of our refined borrower screening and higher income for borrowers in the stable corporate environment had a positive effect on the credit quality of our card loan portfolio.

MUAH segment—Nonaccrual loans in the segment decreased ¥0.8 billion, reflecting the improved repayment ability of a substantial portion of small and medium-sized borrowers, resulting in the transfer of the loans to those borrowers from nonaccrual status to accrual status.

Krungsri segment—Nonaccrual loans in the segment increased ¥11.5 billion primarily because the credit quality of the consumer and small and medium-sized enterprise loan portfolios deteriorated as the economic growth slowed in Thailand.

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in billions)
Commercial(1)
Domestic	¥611.4	¥540.3
Manufacturing	348.9	296.9
Construction	12.9	12.7
Real estate	63.5	55.7
Services	45.2	44.5
Wholesale and retail	108.5	103.1
Banks and other financial institutions	0.7	0.0
Communication and information services	9.6	8.3
Other industries	9.5	8.3
Consumer	12.6	10.8
Foreign-excluding MUAH and Krungsri	97.0	89.8
Residential(1)	71.5	64.8
Card(2)	90.7	84.8
MUAH(2)	56.3	63.5
Krungsri(2)	19.9	26.8

Total	¥946.8	¥870.0

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2015 and September 30, 2015 are nonaccrual TDRs as follows: ¥46.0 billion and ¥43.5 billion—Card; ¥22.2 billion and ¥23.4 billion—MUAH; and ¥7.1 billion and ¥11.9 billion—Krungsri, respectively.

Total TDRs decreased ¥76.8 billion between March 31, 2015 and September 30, 2015. Significant trends in each portfolio segment are discussed below.

Commercial segment—TDRs in the domestic commercial category decreased ¥71.1 billion between March 31, 2015 and September 30, 2015. This was mainly due to a ¥52.0 billion decrease in the domestic manufacturing category, which primarily reflected a concession made in favor of a large borrower in the domestic electronics manufacturing industry reducing the outstanding loans to the borrower classified as TDRs.

Residential segment—TDRs in the segment decreased ¥6.7 billion between March 31, 2015 and September 30, 2015 primarily as a result of repayments of loans classified as TDRs. The stable corporate environment contributed to higher income for borrowers in the segment.

Card segment—TDRs in the segment decreased ¥5.9 billion between March 31, 2015 and September 30, 2015 mainly due to repayments of loans classified as TDRs pursuant to their respective restructured terms.

MUAH segment—TDRs in the segment increased ¥7.2 billion between March 31, 2015 and September 30, 2015. The increase was primarily because we provided concessions to some borrowers in the oil and gas industry that began to experience significant deterioration in their financial performance.

Krungsri segment— TDRs in the segment increased ¥6.9 billion between March 31, 2015 and September 30, 2015. The increase primarily resulted from the stagnation of Thailand’s economic recovery negatively impacting the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio.

In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.

The primary type of concessions we granted to loans in the Commercial, Residential and Krungsri segments during the six months ended September 30, 2015 were extensions of the stated maturity dates. During the same six months, reductions in the stated rates were the primary type of concessions we granted to loans in the Card segment, and payment deferrals were the primary type of concessions we granted to loans in the MUAH segment.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2015 and September 30, 2015:

	As of March 31, 2015
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
			(in billions)
Commercial
Domestic	¥890.9	¥234.2	¥1,125.1	¥1,174.9	¥424.5
Manufacturing	420.9	46.9	467.8	478.4	178.9
Construction	21.0	12.0	33.0	33.9	11.5
Real estate	90.7	49.7	140.4	150.0	32.3
Services	74.5	24.7	99.2	105.4	38.1
Wholesale and retail	205.4	61.1	266.5	277.1	120.9
Banks and other financial institutions	5.9	0.5	6.4	6.8	5.1
Communication and information services	21.4	11.4	32.8	34.1	13.9
Other industries	20.5	7.6	28.1	30.0	12.6
Consumer	30.6	20.3	50.9	59.2	11.2
Foreign-excluding MUAH and Krungsri	192.3	0.1	192.4	192.4	91.6
Loans acquired with deteriorated credit quality	12.1	—	12.1	23.8	3.3
Residential	160.3	9.5	169.8	209.0	50.0
Card	90.1	0.6	90.7	102.1	25.7
MUAH	39.5	21.2	60.7	70.5	4.2
Krungsri	24.1	11.9	36.0	43.2	8.0

Total(3)	¥1,409.3	¥277.5	¥1,686.8	¥1,815.9	¥607.3

	As of September 30, 2015
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
			(in billions)
Commercial
Domestic	¥790.9	¥216.2	¥1,007.1	¥1,052.0	¥372.6
Manufacturing	373.5	44.8	418.3	427.7	157.7
Construction	20.0	10.1	30.1	31.1	10.4
Real estate	76.9	45.6	122.5	131.0	29.1
Services	65.2	24.1	89.3	95.4	31.6
Wholesale and retail	188.9	56.2	245.1	254.0	108.9
Banks and other financial institutions	4.7	0.1	4.8	4.8	4.6
Communication and information services	18.8	9.9	28.7	29.8	12.1
Other industries	15.1	7.0	22.1	24.0	8.3
Consumer	27.8	18.4	46.2	54.2	9.9
Foreign-excluding MUAH and Krungsri	190.5	9.7	200.2	212.2	90.4
Loans acquired with deteriorated credit quality	11.6	—	11.6	22.1	3.6
Residential	142.7	9.8	152.5	189.0	43.5
Card	84.0	0.7	84.7	95.2	23.7
MUAH	40.2	26.5	66.7	75.3	4.0
Krungsri	26.5	12.8	39.3	46.5	12.7

Total(3)	¥1,286.4	¥275.7	¥1,562.1	¥1,692.3	¥550.5

Notes:

(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans as of March 31, 2015 and September 30, 2015 are accrual TDRs as follows: ¥708.4 billion and ¥630.1 billion—Commercial; ¥71.5 billion and ¥64.8 billion—Residential; ¥44.7 billion and ¥41.2 billion—Card; ¥34.1 billion and ¥40.2 billion—MUAH; and ¥8.5 billion and ¥8.5 billion—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.6 billion and nil as of March 31, 2015 and September 30, 2015, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014		2015
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,210.3	¥11.0	¥1,066.1	¥10.4
Manufacturing	426.5	3.7	443.0	4.2
Construction	41.8	0.4	31.5	0.4
Real estate	185.6	1.6	131.5	1.2
Services	123.5	1.3	94.3	1.1
Wholesale and retail	291.6	2.5	255.8	2.4
Banks and other financial institutions	7.6	0.1	5.6	0.0
Communication and information services	36.5	0.4	30.8	0.4
Other industries	38.7	0.4	25.1	0.3
Consumer	58.5	0.6	48.5	0.4
Foreign-excluding MUAH and Krungsri	181.2	1.5	196.3	1.3
Loans acquired with deteriorated credit quality	16.2	0.7	11.8	0.5
Residential	196.6	2.3	161.1	1.6
Card	99.9	2.2	87.7	1.7
MUAH	61.0	1.3	63.6	1.1
Krungsri	11.7	0.3	37.7	1.4

Total	¥1,776.9	¥19.3	¥1,624.3	¥18.0

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2015 and September 30, 2015:

As of March 31, 2015:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥51,408.6	¥2,782.4	¥514.0	¥54,705.0
Manufacturing	10,523.0	1,049.4	118.9	11,691.3
Construction	887.0	70.0	20.1	977.1
Real estate	10,101.7	559.1	76.9	10,737.7
Services	2,383.1	235.5	54.2	2,672.8
Wholesale and retail	7,583.0	583.0	157.9	8,323.9
Banks and other financial institutions	4,313.4	10.6	5.7	4,329.7
Communication and information services	1,449.7	54.5	23.2	1,527.4
Other industries	12,504.6	147.5	18.7	12,670.8
Consumer	1,663.1	72.8	38.4	1,774.3
Foreign-excluding MUAH and Krungsri	34,355.6	990.5	99.6	35,445.7
Loans acquired with deteriorated credit quality	20.9	28.4	6.7	56.0

Total	¥85,785.1	¥3,801.3	¥620.3	¥90,206.7

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,449.1	¥97.4	¥14,546.5
Card	¥497.0	¥67.6	¥564.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,820.9	¥32.7	¥5,229.7	¥76.7	¥80.9	¥9,240.9

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥3,653.9	¥118.2	¥85.2	¥3,857.3

As of September 30, 2015:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥53,433.8	¥2,437.7	¥467.0	¥56,338.5
Manufacturing	10,620.6	884.7	121.6	11,626.9
Construction	794.3	59.9	17.5	871.7
Real estate	10,180.3	508.4	66.7	10,755.4
Services	2,194.9	208.6	44.9	2,448.4
Wholesale and retail	7,637.3	535.9	142.1	8,315.3
Banks and other financial institutions	4,590.6	9.9	4.8	4,605.3
Communication and information services	1,405.9	49.7	20.3	1,475.9
Other industries	14,329.7	117.7	13.8	14,461.2
Consumer	1,680.2	62.9	35.3	1,778.4
Foreign-excluding MUAH and Krungsri	34,325.7	935.3	114.9	35,375.9
Loans acquired with deteriorated credit quality	20.8	17.7	6.0	44.5

Total	¥87,780.3	¥3,390.7	¥587.9	¥91,758.9

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,262.0	¥87.0	¥14,349.0
Card	¥483.2	¥65.3	¥548.5

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,806.1	¥30.0	¥5,316.8	¥99.4	¥87.8	¥9,340.1

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥4,597.2	¥168.9	¥92.0	¥4,858.1

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥53.9 billion and ¥50.9 billion as of March 31, 2015 and September 30, 2015, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” of our annual report on Form 20-F for the fiscal year ended March 31, 2015.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the MUAH segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special Mention, and Substandard, which is further divided into Substandard, Doubtful and Doubtful of Loss, primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have overdue principal or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have overdue principal or interest payments for a cumulative period exceeding three months, commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2015 and September 30, 2015 are based on information as of March 31, 2015 and September 30, 2015, respectively. For the MUAH and Krungsri segments, credit quality indicators as of March 31, 2015 and September 30, 2015 are generally based on information as of December 31, 2014 and June 30, 2015, respectively.

Significant trends in each portfolio segment are discussed below.

Commercial segment—The ratio of loans classified as Close Watch or below to total loans in the segment decreased 0.6 percentage points to 4.3% as of September 30, 2015 from 4.9% as of March 31, 2015. The decrease reflected a decrease in loans rated Close Watch or below and an increase in total loans in the segment. Loans classified as Close Watch or below decreased for all categories in the segment, particularly for the domestic manufacturing, real estate, and wholesale and retail categories. The decrease in the domestic manufacturing category was primarily due to an improvement in the financial performance and prospects of two large borrowers, whose borrower ratings were upgraded to Normal, as well as the concession made to reduce a substantial portion of the loans outstanding to a large borrower in the domestic electronics manufacturing industry. The decrease in the domestic real estate category was primarily due to the improved repayment ability of a substantial portion of small and medium-sized borrowers. The decrease in the domestic wholesale and retail category was mainly attributable to the improved repayment ability of a number of large borrowers. The increase in loans to borrowers rated as Likely to Become Bankrupt or Legally/Virtually Bankrupt in each of the domestic manufacturing category and the foreign excluding MUAH and Krungsri category was attributable to one large borrower being downgraded.

Residential segment—The ratio of loans classified as Nonaccrual to total loans in the segment decreased 0.1 percentage points to 0.6% as of September 31, 2015 from 0.7% as of March 31, 2015. This was mainly due to a decrease of ¥10.4 billion in nonaccrual loans in the segment primarily as a result of the transfer to accrual status of loans to borrowers who became current with their repayments.

Card segment—The ratio of loans classified as Nonaccrual to total loans in the segment decreased 0.1 percentage points to 11.9% as of September 31, 2015 from 12.0% as of March 31, 2015. This was mainly due to repayments of nonaccrual loans classified as Close Watch or below pursuant to their respective restructured terms.

MUAH segment—The ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment increased 0.2 percentage points to 2.3% as of September 30, 2015 from 2.1% as of March 31, 2015. The increase primarily resulted from some borrowers in the oil and gas industry beginning to experience significant deterioration in their financial performance, although nonaccrual consumer loans decreased ¥2.7 billion primarily due to an overall improvement in the credit quality of the consumer loan portfolio.

Krungsri segment—The ratio of loans classified as Special Mention or below to total loans in the segment increased 0.1 percentage points to 5.4% as of September 30, 2015 from 5.3% as of March 31, 2015. The increase was primarily due to increases in loans classified as Doubtful or Doubtful of Loss mainly because the credit quality of the retail consumer finance portfolio and the small and medium-sized enterprise portfolio deteriorated as Thailand’s economic growth slowed.

Past due analysis

Aging of past due loans by class as of March 31, 2015 and September 30, 2015 are shown below:

As of March 31, 2015:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥14.1	¥22.8	¥36.9	¥54,668.1	¥54,705.0	¥5.6
Manufacturing	1.6	2.5	4.1	11,687.2	11,691.3	0.2
Construction	0.2	0.5	0.7	976.4	977.1	—
Real estate	3.1	5.8	8.9	10,728.8	10,737.7	0.9
Services	1.1	1.3	2.4	2,670.4	2,672.8	0.1
Wholesale and retail	2.7	4.2	6.9	8,317.0	8,323.9	0.1
Banks and other financial institutions	0.0	0.5	0.5	4,329.2	4,329.7	—
Communication and information services	0.5	0.4	0.9	1,526.5	1,527.4	—
Other industries	0.3	0.3	0.6	12,670.2	12,670.8	0.0
Consumer	4.6	7.3	11.9	1,762.4	1,774.3	4.3
Foreign-excluding MUAH and Krungsri	9.4	2.1	11.5	35,434.2	35,445.7	—
Residential	82.9	53.7	136.6	14,396.6	14,533.2	41.8
Card	18.7	32.1	50.8	501.7	552.5	—
MUAH	21.0	11.1	32.1	9,199.4	9,231.5	0.3
Krungsri	88.1	57.9	146.0	3,674.8	3,820.8	—

Total	¥234.2	¥179.7	¥413.9	¥117,874.8	¥118,288.7	¥47.7

As of September 30, 2015:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥17.8	¥26.7	¥44.5	¥56,294.0	¥56,338.5	¥6.6
Manufacturing	0.9	5.0	5.9	11,621.0	11,626.9	—
Construction	1.0	0.6	1.6	870.1	871.7	0.0
Real estate	2.7	6.3	9.0	10,746.4	10,755.4	2.2
Services	2.1	1.7	3.8	2,444.6	2,448.4	0.0
Wholesale and retail	5.1	5.2	10.3	8,305.0	8,315.3	0.1
Banks and other financial institutions	—	0.0	0.0	4,605.3	4,605.3	—
Communication and information services	0.8	0.3	1.1	1,474.8	1,475.9	—
Other industries	0.2	0.3	0.5	14,460.7	14,461.2	0.0
Consumer	5.0	7.3	12.3	1,766.1	1,778.4	4.3
Foreign-excluding MUAH and Krungsri	3.6	6.8	10.4	35,365.5	35,375.9	—

Residential	82.7	54.6	137.3	14,199.1	14,336.4	43.4

Card	18.1	32.3	50.4	486.2	536.6	—

MUAH	16.2	12.4	28.6	9,308.2	9,336.8	0.3

Krungsri	92.1	67.2	159.3	4,670.4	4,829.7	—

Total	¥230.5	¥200.0	¥430.5	¥120,323.4	¥120,753.9	¥50.3

Notes:

(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include ¥1.1 billion and ¥0.4 billion of FDIC covered loans as of March 31, 2015 and September 30, 2015, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Total past due loans as of September 30, 2015 were ¥430.5 billion, an increase of ¥16.6 billion from ¥413.9 billion as of March 31, 2015. This was primarily attributable to increases of past due loans in the Commercial segment, particularly in the domestic manufacturing and wholesale and retail categories, and the Krungsri segment. The increase in the domestic manufacturing category was primarily due to the loans to one large borrower becoming overdue. The increase in the domestic wholesale and retail category was mainly attributable to the loans to two large borrowers becoming overdue. The increase in the Krungsri segment primarily reflected the negative impact of the stagnant Thai economy on the retail and consumer finance portfolio, where the number of delinquent borrowers increased 23.1%.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds, corporate bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 65.1% as of September 30, 2015 from 67.8% as of March 31, 2015. We also hold Japanese government bonds that are classified as held-to-maturity securities, which accounted for 2.4% of the total investment securities as of September 30, 2015.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular, to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectation for us to reduce our equity portfolio. As of March 31, 2015 and September 30, 2015, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we are aiming to reduce the balance of equity securities held for strategic purposes to approximately 10% of our Tier 1 capital over the next five years. We estimated as of March 31, 2015, that we would need to reduce our total equity holdings by approximately ¥800.0 billion, or 30% of our total equity portfolio based on the book value under Japanese GAAP, to achieve this target. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and may adversely affect our ability to achieve the target as planned. In the six months ended September 30, 2015, our investment in marketable equity securities decreased mainly due to decreases in their fair values as well as sales of ETFs and equity securities held for strategic purposes.

Investment securities decreased to ¥46.84 trillion as of September 30, 2015 from ¥52.21 trillion as of March 31, 2015, mainly due to a decrease in our holding of Japanese government bonds primarily in response to the Bank of Japan’s monetary policy and measure to purchase such bonds in the market to stimulate the economy by increasing liquidity and also as part of our asset and liability management and interest rate risk management measures. The decrease in our investment securities portfolio was also attributable to lower net unrealized gains on domestic marketable equity securities.

Investment securities other than available-for-sale or held-to-maturity securities, which are nonmarketable equity securities presented on our consolidated balance sheets as other investment securities, were primarily carried at cost of ¥0.57 trillion as of September 30, 2015 and ¥0.59 trillion as of March 31, 2015, respectively, because their fair values were not readily determinable.

For the six months ended September 30, 2015, losses resulting from impairment of available-for-sale securities were ¥4.5 billion, an increase of ¥3.0 billion compared to the six months ended September 30, 2014. The increase was mainly due to decreases in the prices of equity securities held by our commercial banking subsidiaries, including the stock of a large customer in the domestic electronics manufacturing industry.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale and held-to-maturity securities as of March 31, 2015 and September 30, 2015:

	As of March 31, 2015			As of September 30, 2015
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale securities:
Debt securities:
Japanese government and Japanese government agency bonds	¥35,079.9	¥35,405.6	¥325.7	¥30,187.5	¥30,493.5	¥306.0
Japanese prefectural and municipal bonds	186.9	194.4	7.5	190.7	197.5	6.8
Foreign governments and official institutions bonds	1,661.3	1,682.5	21.2	1,866.1	1,889.1	23.0
Corporate bonds	1,226.3	1,255.6	29.3	1,098.5	1,125.9	27.4
Mortgage-backed securities	1,149.8	1,139.4	(10.4)	1,159.5	1,149.3	(10.2)
Asset-backed securities(1)	1,255.9	1,246.0	(9.9)	1,425.8	1,417.0	(8.8)
Other debt securities	179.9	182.3	2.4	176.5	178.9	2.4
Marketable equity securities	2,568.3	6,384.6	3,816.3	2,589.1	5,823.5	3,234.4

Total available-for-sale securities	¥43,308.3	¥47,490.4	¥4,182.1	¥38,693.7	¥42,274.7	¥3,581.0

Held-to-maturity debt securities(2)	¥4,130.5	¥4,184.1	¥53.6	¥3,998.3	¥4,045.0	¥46.7

Notes:

(1)	AAA and AA-rated products account for approximately two-thirds of our asset-backed securities.
(2)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on available-for-sale securities decreased ¥601.1 billion to ¥3,581.0 billion as of September 30, 2015, from ¥4,182.1 billion as of March 31, 2015. This decrease was mainly due to a decrease of ¥581.9 billion in net unrealized gains on marketable equity securities, which reflected the general decrease in Japanese stock prices towards the end of September 2015.

The amortized cost of held-to-maturity securities as of September 30, 2015 decreased ¥132.2 billion compared to the balance as of March 31, 2015. This decrease was because the amount of held-to-maturity asset-backed securities that matured in the six months ended September 30, 2015 exceeded the amount of held-to-maturity residential mortgage-backed securities newly purchased in the same period.

The following table shows information relating to our investment securities other than available-for-sale or held-to-maturity securities as of March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in billions)
Other investment securities:
Nonmarketable equity securities:
Unlisted preferred securities(1)	¥446.0	¥405.0
Others(2)	118.6	137.4
Investment securities held by investment companies and brokers and dealers(3)	22.5	24.4

Total	¥587.1	¥566.8

Notes:

(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.

(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks have been increasing since the introduction of the quantitative and qualitative monetary easing policy by the Bank of Japan in 2014. Between March 31, 2015 and September 30, 2015, interest-earning deposits in other banks increased ¥6.88 trillion to ¥44.24 trillion from ¥37.36 trillion. This increase was mainly due to an increase in deposits with the Bank of Japan by our banking subsidiaries. The average interest-earning deposits in other banks for the six months ended September 30, 2015 were ¥39.95 trillion, an increase of ¥14.28 trillion from ¥25.67 trillion for the same period of the previous fiscal year.

Receivables under Securities Borrowing Transactions

Receivables under securities borrowing transactions increased ¥2.08 trillion to ¥6.74 trillion as of September 30, 2015 from ¥4.66 trillion as of March 31, 2015. This increase was mainly due to an increase in the volume of repurchase agreement transactions in our securities subsidiaries as the trading volume of bonds, including Japanese government bonds, increased towards the end of the six months ended September 30, 2015, when stock prices generally decreased in Japan.

Trading Account Assets

Trading account assets decreased ¥2.90 trillion to ¥44.00 trillion as of September 30, 2015 from ¥46.90 trillion as of March 31, 2015. This decrease reflected a decrease of ¥2.66 trillion in trading account securities and a decrease of ¥0.24 trillion in trading derivative assets. The decrease in trading account securities was mainly due to decreases in the fair values of European debt securities in our banking subsidiaries as long-term interest rates in the European markets, including Germany and France, rapidly increased in late April 2015 through early May 2015 and in early June 2015 and remained at increased levels in the six months ended September 30, 2015. In addition, we reduced the balance of our trading account foreign debt securities, which also negatively impacted the fair value of our trading account securities portfolio.

Deferred Tax Assets

Deferred tax assets were ¥0.09 trillion as of March 31, 2015 and September 30, 2015. While deferred tax assets decreased primarily due to the decrease in the allowance for credit losses as a result of an overall improvement in the credit quality of our loan portfolio, the impact was offset by a decrease in deferred tax liabilities within the same tax jurisdiction. Deferred tax liabilities decreased primarily due to decreases in the fair values of trading account assets and investment securities. In addition, the reduction in the combined normal effective statutory tax rate resulting from changes in tax laws contributed to the decrease in deferred tax liabilities.

Total Liabilities

As of September 30, 2015, total liabilities were ¥268.95 trillion, an increase of ¥3.35 trillion from ¥265.60 trillion as of March 31, 2015. This was primarily due to an increase of ¥2.33 trillion in short-term borrowings, an increase of ¥0.78 trillion in long-term debt and an increase of ¥0.38 trillion in deposits, partially offset by a decrease of ¥0.72 trillion in trading account liabilities.

Deposits

Deposits are our primary source of funds. The total balance of deposits increased ¥0.38 trillion to ¥172.37 trillion as of September 30, 2015 from ¥171.99 trillion as of March 31, 2015. The total average balance of deposits increased ¥14.25 trillion to ¥174.24 trillion for the six months ended September 30, 2015 from ¥159.99 trillion for the same period of the previous fiscal year.

The balance of domestic deposits increased ¥1.19 trillion to ¥126.99 trillion as of September 30, 2015 from ¥125.80 trillion as of March 31, 2015, while the balance of foreign deposits decreased ¥0.81 trillion to ¥45.38 trillion as of September 30, 2015 from ¥46.19 trillion as of March 31, 2015. The increase in domestic deposits was mainly due to an increase in domestic interest-bearing deposits, particularly certificate of deposits, in our trust banking subsidiaries, where the balance decreased towards the end of March 2015 due to intensified competition and recovered towards the end of September 2015. The decrease in foreign deposits was mainly due to a decrease in interest-bearing deposits in our commercial banking subsidiaries in the Cayman Islands, resulting from the cancellation of a large customer account, partially offset by an increase in interest-bearing deposits in foreign branches of our trust banking subsidiaries.

Short-term Borrowings

We use short-term borrowings as a funding source and in our management of interest rate risk. For management of interest rate risk, short-term borrowings are used in asset and liability management operations to match interest rate risk exposure resulting from loans and other interest-earning assets and to manage funding costs of various financial instruments at an appropriate level, based on our forecast of future interest rate levels. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust accounts, and other short-term borrowings.

Short-term borrowings increased ¥2.33 trillion to ¥48.09 trillion as of September 30, 2015 from ¥45.76 trillion as of March 31, 2015. This increase was mainly due to a ¥0.88 trillion increase in securities lending transactions as a result of increased trade volume of cross-currency securities lending transactions entered into as a means to raise foreign currency funds at relatively low costs and a ¥0.56 trillion increase in other short-term borrowings as a result of increased borrowings through issuances of commercial paper by our banking subsidiaries and short-term corporate bonds by our securities subsidiaries. These increases were partially offset by a decrease in borrowings from the Bank of Japan by our commercial banking subsidiaries.

Trading Account Liabilities

Trading account liabilities decreased ¥0.72 trillion to ¥16.31 trillion as of September 30, 2015 from ¥17.03 trillion as of March 31, 2015. This decrease was mainly due to lower unrealized losses on foreign exchange forward contracts in our commercial banking subsidiaries, resulting from the reductions in the balances of such contracts.

Long-term Debt

Long-term debt increased ¥0.78 trillion to ¥20.75 trillion as of September 30, 2015 from ¥19.97 trillion as of March 31, 2015. This increase was mainly due to an increase in loans from the Bank of Japan to our banking subsidiaries and the issuances of bonds by our banking and securities subsidiaries. The average balance of long-term debt for the six months ended September 30, 2015 was ¥21.24 trillion, an increase of ¥5.93 trillion from ¥15.31 trillion for the same period of the previous fiscal year.

The Basel III-compliant bonds that MUFG issued are included in long-term debt. The terms and conditions of these bonds contain a clause that requires the bonds to be written off upon the occurrence of certain events, including when the Japanese banking regulator deems us to be at risk of becoming non-viable. For more information on the Basel III-compliant bonds, see “Recent Developments.”

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased from ¥159.99 trillion for the six months ended September 30, 2014 to ¥174.24 trillion for the six months ended September 30, 2015. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with average total equity of ¥14.98 trillion, funded 63.1% of our average total assets of ¥299.98 trillion during the six months ended September 30, 2015. Our deposits exceeded our loans, net of allowance for credit losses, by ¥52.65 trillion as of September 30, 2015, compared to ¥54.78 trillion as of March 31, 2015. As part of our asset and liability management policy, a significant portion of the amount of yen-denominated funds exceeding our net loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between three to ten years. The balance of our short-term borrowings as of September 30, 2015 was ¥48.09 trillion, and the average balance of short-term borrowings for the six months ended September 30, 2015 was ¥46.97 trillion. The balance of our long-term debt as of September 30, 2015 was ¥20.75 trillion, and the average balance of long-term debt for the six months ended September 30, 2015 was ¥21.24 trillion. Liquidity may also be provided by the sale of financial assets, including available-for-sale securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our foreign and domestic non-bank and banking subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios. For a description of liquidity risk management measures at the subsidiary level, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2015.

We manage our funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of September 30, 2015, we held ¥30.49 trillion of available-for-sale Japanese government and government agency bonds. We also use deposits with the Bank of Japan as buffer assets. Our commercial banking subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, our commercial banking subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

In December 2014, Moody’s announced that it downgraded the long-term credit ratings of BTMU and MUTB by one-notch from Aa3 to A1, the long-term credit rating of MUSHD by one-notch from A2 to A3, and the short-term credit rating of MUSHD by one-notch from P-1 to P-2. These downgrades followed the downgrade of the rating assigned to the Government of Japan from Aa3 to A1. Subsequently, Fitch announced that it changed the Government of Japan’s credit rating outlook from stable to negative. In November 2015, Standard and Poor’s announced that it changed the credit rating outlook for MUFG, BTMU and MUTB from stable to negative. This announcement followed S&P’s revision of its view of the economic risk trend in Japan’s banking sector from stable to negative. Although these credit rating and outlook changes have not resulted, and are not currently expected to result in, a material adverse impact on us, a further downgrade of the credit ratings assigned to us or our major subsidiaries could result in higher funding costs and other adverse consequences. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A further downgrade of our credit ratings could trigger additional collateral obligations under our derivative contracts and increase our funding costs” in our annual report on Form 20-F for the fiscal year ended March 31, 2015.

In January 2013, the Basel Committee on Banking Supervision introduced supplemental measurements to support its Principles for Sound Liquidity Risk Management and Supervision. These measurements include liquidity coverage ratio, or LCR, and net stable funding ratio, or NSFR, and are designed to promote the short-term resilience of the liquidity risk profile of banks. The Committee announced final LCR rules in January 2014 and final NSFR rules in October 2014.

The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets to survive in a 30-day financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. In Japan, once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to report immediately to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order. The LCR requirements began to apply to banks and bank holding companies in Japan in March 2015, with the minimum ratio applicable in 2015 set at 60% and increasing annually by 10 percentage points to 100% by 2019. Banks and bank holding companies are also required to disclose their LCR ratios starting in June 2015.

The NSFR is a measure to determine whether a bank has sustainable and long-term liabilities and capital for its assets and activities. The Basel Committee on Banking Supervision issued the final standard of NSFR in October 2014. In Japan, details of the NSFR requirements are currently under discussion.

Total Equity

The following table presents a summary of our total equity as of March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,959.6	5,955.1
Retained earnings	3,664.4	3,918.4
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	3,424.8	3,678.8
Net unrealized gains on investment securities, net of taxes	2,304.6	1,907.7
Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities	762.7	713.6
Treasury stock, at cost	(102.5)	(199.9)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,679.1	¥14,385.2
Noncontrolling interests	602.2	645.9

Total equity	¥15,281.3	¥15,031.1

Ratio of total equity to total assets	5.44%	5.29%

Shareholders’ equity as of September 30, 2015 was ¥14,385.2 billion, a decrease of ¥293.9 billion from ¥14,679.1 billion as of March 31, 2015.

Retained earnings as of September 30, 2015 were ¥3,918.4 billion, an increase of ¥254.0 billion from ¥3,664.4 billion as of March 31, 2015, reflecting the net income of our banking and securities subsidiaries for the six months ended September 30, 2015. We decided to pay semi-annual interim dividend of ¥9.0 per share of common stock for the six months ended September 30, 2015, and are currently planning to pay a year-end dividend of ¥9.0 per share of common stock for the six months ending March 31, 2016.

Net unrealized gains on investment securities, net of taxes, as of September 30, 2015 were ¥1,907.7 billion, a decrease of ¥396.9 billion from ¥2,304.6 billion as of March 31, 2015. The decrease was mainly due to sales of available-for-sale debt securities and unfavorable stock price movements in Japan towards the end of the six months ended September 30, 2015.

Total equity decreased ¥250.2 billion to ¥15,031.1 billion as of September 30, 2015 from ¥15,281.3 billion as of March 31, 2015. The decrease in total equity as of September 30, 2015 was principally attributable to a ¥396.9 billion decrease in net unrealized gains on investment securities, which was partially offset by a ¥254.0 billion increase in unappropriated retained earnings, reflecting ¥381.3 billion of net income attributable to Mitsubishi UFJ Financial Group. Total equity was further reduced by dividends of ¥126.2 billion. The ratio of total equity to total assets decreased 0.15 percentage points to 5.29% as of September 30, 2015 from 5.44% as of March 31, 2015.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of available-for-sale investment securities as of March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥2,304.6	¥1,907.7
Accumulated net unrealized gains to total equity	15.08%	12.69%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our results of operations and financial condition. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations.

We continually monitor our risk-adjusted capital ratio and leverage ratio closely, and manage our operations in consideration of the capital requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

Capital Requirements for Banking Institutions in Japan

Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.

Certain Basel III provisions were adopted by the FSA with transitional measures and became effective March 31, 2013. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard. In addition, the Basel Committee on Banking Supervision has proposed additional loss absorbency requirements to supplement the Common Equity Tier 1 capital requirement ranging from 1% to 3.5% for G-SIBs, depending on the bank’s systemic importance. The FSB identified us as a G-SIB in its annual report published in November 2015, and indicated that, as a G-SIB, we are required to hold an additional 1.5% of Tier 1 common equity. The group of banks identified as G-SIBs is expected to be updated annually, and the stricter capital requirements are being implemented in annual one-quarter increments between January 1, 2016 and December 31, 2018 and will become fully effective on January 1, 2019. Accordingly, as of January 1, 2016, we are required to hold an additional 0.375% of Tier 1 common equity.

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2015, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.7%.

For a more detailed discussion of the applicable capital ratio requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form 20-F for the fiscal year ended March 31, 2015. For updates on regulatory capital standards, see “Recent Developments—Recent Financial Regulatory Developments.” For information on the issuance of Additional Tier 1 securities, see also “Recent Developments—Issuances of Basel III-Compliant Domestic Subordinated Bonds.”

Leverage Requirements for Banking Institutions in Japan

We are required to disclose our consolidated regulatory leverage ratio calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. The Basel Committee on Banking Supervision’s currently proposed minimum leverage ratio is 3%. The Committee is expected to make any adjustments to the minimum leverage ratio by the end of the calendar year 2017 and implement the final minimum leverage ratio requirement that reflects any such adjustments in 2018.

Capital Ratios and Leverage Ratios of MUFG

The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios and leverage ratios in accordance with Basel III as of March 31, 2015 and September 30, 2015. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015.

	March 31, 2015	September 30, 2015	Minimum capital ratios required
	(in billions, except percentages)	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥12,466.6	¥12,571.9
Additional Tier 1	1,663.7	1,682.2
Tier 1 capital	14,130.3	14,254.2
Tier 2 capital	3,422.0	3,308.7
Total capital	¥17,552.3	¥17,562.9
Risk-weighted assets(1)(3)	¥112,315.3	¥111,925.3
Capital ratios(2)(3):
Common Equity Tier 1 capital ratio	11.09%	11.23%	4.50%
Tier 1 capital ratio	12.58	12.73	6.00
Total capital ratio	15.62	15.69	8.00
Leverage ratio	4.72	4.67	—

Notes:

(1)	Risk-weighted assets as of March 31, 2015 have been revised from ¥111,901.6 billion to ¥112,315.3 billion.
(2)	Common Equity Tier 1 capital ratio as of March 31, 2015 has been revised from 11.14% to 11.09%, Tier 1 capital ratio as of March 31, 2015 has been revised from 12.62% to 12.58%, and Total capital ratio as of March 31, 2015 has been revised from 15.68% to 15.62%.
(3)	The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of our risk-weighted assets under Basel III standards.

As of September 30, 2015, management believed that we were in compliance with all capital adequacy requirements to which we were subject.

Our capital ratios as of September 30, 2015 increased as compared to March 31, 2015. Our risk-weighted assets also increased between March 31, 2015 and September 30, 2015, mainly as a result of larger floor adjustments, which are adjustments made in accordance with the formulae prescribed under applicable regulatory capital standards, including those reflecting improvements in parameters for the calculation of credit risks and improvements in the quality of our credit portfolio. Our consolidated regulatory capital amounts, including our Common Equity Tier 1 capital, increased between March 31, 2015 and September 30, 2015, due to an increase in retained earnings, reflecting higher net income.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios and leverage ratios of BTMU and MUTB in accordance with Basel III as of March 31, 2015 and September 30, 2015. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down. For further information, see Note 21 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015.

	As of March 31, 2015	Minimum capital ratios required	As of September 30, 2015	Minimum capital ratios required
Consolidated:
BTMU(1)
Common Equity Tier 1 capital ratio	10.77%	4.50%	10.70%	4.50%
Tier 1 capital ratio	12.21	6.00	12.15	6.00
Total capital ratio	15.45	8.00	15.30	8.00
Leverage ratio	4.64	—	4.57	—
MUTB
Common Equity Tier 1 capital ratio	14.70	4.50	15.08	4.50
Tier 1 capital ratio	15.26	6.00	15.59	6.00
Total capital ratio	19.15	8.00	18.99	8.00
Leverage ratio	4.72	—	4.78	—
Stand-alone:
BTMU(1)
Common Equity Tier 1 capital ratio	11.76	4.50	11.67	4.50
Tier 1 capital ratio	13.38	6.00	13.28	6.00
Total capital ratio	17.03	8.00	16.79	8.00
MUTB(2)
Common Equity Tier 1 capital ratio	14.31	4.50	14.53	4.50
Tier 1 capital ratio	14.86	6.00	15.03	6.00
Total capital ratio	19.11	8.00	18.90	8.00

Notes:

(1)	Common Equity Tier 1 ratio for BTMU as of March 31, 2015 has been revised from 10.88% to 10.77% on a consolidated basis and 11.90% to 11.76% on a stand-alone basis. Tier 1 capital ratio for BTMU as of March 31, 2015 has been revised from 12.33% to 12.21% on a consolidated basis and 13.54% to 13.38% on a stand-alone basis. Total capital ratio for BTMU as of March 31, 2015 has been revised from 15.61% to 15.45% on a consolidated basis and 17.23% to 17.03% on a stand-alone basis. The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of BTMU’s risk-weighted assets under Basel III standards.
(2)	Common Equity Tier 1 ratio for MUTB as of March 31, 2015 has been revised from 14.35% to 14.31% on a stand-alone basis. Tier 1 capital ratio for MUTB as of March 31, 2015 has been revised from 14.90% to 14.86% on a stand-alone basis. Total capital ratio for MUTB as of March 31, 2015 has been revised from 19.16% to 19.11% on a stand-alone basis. The revisions reflect corrections of errors in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of MUTB’s risk-weighted assets under Basel III standards.

As of September 30, 2015, management believes that our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Requirements for Banking Institutions in Japan

Starting in June 2015, banks and bank holding companies in Japan are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The LCR is a measure to determine whether a bank has a sufficient amount of high-quality liquid assets to survive in a 30-day financial stress scenario, including sizable deposit outflows, inability to issue new bonds or access the interbank market, stoppage of the collateralized funding market, need for additional collateral in connection with derivative transactions, and significant outflows of cash under commitment lines to customers. Once a bank or bank holding company fails to meet the minimum LCR of 100%, it is required to immediately report to the FSA. If the FSA deems the financial condition of the bank or bank holding company to be serious, the FSA may issue a business improvement order. A minimum LCR of 60% is required in 2015, and the required minimum ratio is expected to be raised annually by 10 percentage points to 100% by 2019.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan

The following table presents the LCRs of MUFG, BTMU and MUTB in accordance with Basel III as of June 30, 2015 and September 30, 2015. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The percentages in the table below are rounded down.

	June 30, 2015(1)	September 30, 2015(2)
MUFG (consolidated)	128.3%	130.4%
BTMU (consolidated)	128.8	130.8
BTMU (stand-alone)	139.0	141.3
MUTB (consolidated)	144.1	154.6
MUTB (stand-alone)	165.4	182.3

Notes:

(1)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of April, May and June 2015 by the monthly average amount of total net cash outflows for the same three months.
(2)	Each of the ratios is calculated by dividing the month-end average balance of High-Quality Liquid Assets as of the end of July, August and September 2015 by the monthly average amount of total net cash outflows for the same three months.

Capital Requirements for Banking Institutions in the United States

In the United States, MUAH and MUB are subject to various regulatory capital requirements administered by the U. S. Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUAH’s consolidated financial statements. In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, which is a financial holding company, BTMU and MUTB are subject to the FRB’s requirements.

For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States” in our annual report on Form 20-F for the fiscal year ended March 31, 2015. See also Note 21 to our consolidated financial statements included elsewhere in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015.

In October 2015, the Federal Reserve Board proposed long-term debt and TLAC requirements for U.S. globally systemically important bank holding companies and U.S. intermediate holding companies of non-U.S. globally systemically important banks, or IHCs, which are expected to include MUAH. Under the proposed requirements, a covered IHC would be required to maintain a minimum amount of eligible long-term debt issued to a non-U.S. parent entity that could be cancelled or converted to equity in order to absorb losses and recapitalize the IHC’s operating subsidiaries in resolution. A covered IHC would also be required to maintain a minimum level of eligible TLAC issued to a non-U.S. parent entity consisting of regulatory capital and eligible long-term debt and maintain related buffers consisting of Common Equity Tier 1 capital. In addition, an IHC would be restricted from issuing short-term debt and certain other types of liabilities that are structurally senior to eligible long-term debt. If adopted as proposed, these requirements and restrictions would apply as of January 1, 2019, with certain stricter minimum requirements to be phased in on January 1, 2022.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUAH and MUB, both subsidiaries of BTMU, calculated in accordance with applicable U.S. banking regulations as of December 31, 2014 and June 30, 2015:

	December 31, 2014	June 30, 2015	Minimum capital ratios required as of June 2015	Ratio OCC requires to be “well capitalized” as of June 2015
MUAH:
Tier I capital (to risk-weighted assets)	12.79%	13.56%	6.00%	—
Tier I capital (to quarterly average assets)(1)	11.25	11.46	4.00	—
Total capital (to risk-weighted assets)	14.74	15.30	8.00	—
MUB:
Tier I capital (to risk-weighted assets)	13.09%	13.17%	6.00%	8.00%
Tier I capital (to quarterly average assets)(1)	11.09	11.17	4.00	5.00
Total capital (to risk-weighted assets)	14.78	14.71	8.00	10.00

Note:

(1)	Excludes certain intangible assets.

Management believes that, as of December 31, 2015, MUAH and MUB were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2014 and June 30, 2015, the OCC categorized MUB as “well-capitalized.” To be categorized as “well-capitalized,” MUB must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There have been no conditions or events since June 30, 2015 that would cause management to believe that MUB’s category has changed.

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Law of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Capital Ratios of MUMSS

As of March 31, 2015 and September 30, 2015, MUMSS’ capital accounts less certain fixed assets of ¥398.2 billion and ¥405.7 billion on a stand-alone basis represented 299.9% and 315.2% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, and MUMSS’ capital accounts less certain fixed assets of ¥426.1 billion and ¥431.9 billion on a consolidated basis represented 302.0% and 312.9% of the total amounts equivalent to market, counterparty credit and operations risks, respectively, as calculated pursuant to the Financial Instruments and Exchange Act of Japan.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

VaR for Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2015 is presented in the table below. The total amount of VaR and the VaR of each risk category as of September 30, 2015 were lower than those as of March 31, 2015, except the equities-related VaR.

	VaR for Trading Activities (April 1, 2015—September 30, 2015)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2015	March 31, 2015
	(in billions)
MUFG	¥15.76	¥22.17	¥12.03	¥13.52	¥21.86
Interest rate	14.23	20.3	11.16	13.97	17.63
Yen	8.55	14.97	5.99	8.04	9.50
U.S. Dollars	5.33	7.29	3.18	5.56	7.41
Foreign exchange	4.99	8.82	2.96	3.01	8.80
Equities	1.92	8.21	0.91	1.39	0.99
Commodities	0.04	0.19	0	0.01	0.05
Less diversification effect	(5.42)	—	—	(4.86)	(5.61)

Note:

(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the six months ended September 30, 2015 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2015	¥17.45
July–September 2015	14.10

Quantitative market risks fluctuated throughout the April–September 2015 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2015, with positive trading-related revenue recorded for 121 of 131 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 60 days of positive revenue and no days of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which a VaR is compared against hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement model. In the 250 trading days ended September 30, 2015, there were no exceptions in which the measured losses exceeded VaR. We also conduct additional backtesting in which a VaR is compared with actual realized and unrealized losses and testing VaR by changing various parameters such as confidence intervals and observation periods used in the model.

Stress Testing.    We have adopted an HS-VaR model, which calculates potential changes in the market value of our portfolio as a statistically possible amount of losses that could be incurred due to market fluctuations within a certain period (or holding period, of 10 business days) based on historical market volatility for a certain period (or observation period, of 701 business days, or approximately three years). Actual losses may exceed the value at risk obtained by the application of the model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model.

In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing. For example, we measure on a quarterly basis potential losses that could be incurred in our portfolio by applying various stress scenarios, including the 10-year most extreme movement in each of the risk factors as well as actual past market movement observed beyond the 10 year historical observation period. Through daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of September 30, 2015, we held a total trading activity position of ¥11.6 billion of estimated maximum potential losses as compared to ¥16.6 billion as of March 31, 2015. In addition, MUFG and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. Since October 2011, MUFG and major subsidiaries have also been measuring stressed VaR relating to their trading activities based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.

VaR for Non-Trading Activities.    The aggregate VaR for our total non-trading activities as of September 30, 2015, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥384.5 billion, a ¥28.1 billion decrease from March 31, 2015. In the six months ended September 30, 2015, risk related to interest rate decreased ¥39.9 billion, and risk related to equities increased ¥4.5 billion.

Based on a simple summation of figures across market risk categories, interest rate risks accounted for approximately 69% of our total non-trading activity market risks, which consist of interest rate risk, foreign exchange rate risk, and equities risk. In the six months ended September 30, 2015, the average daily interest rate VaR totaled ¥378.2 billion, with the highest recorded VaR being ¥588.6 billion and the lowest being ¥336.6 billion.

The average daily interest rate VaR by quarter in the six months ended September 30, 2015 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2015	¥423.94
July–September 2015	382.12

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2015 against that as of March 31, 2015, there were a two percentage point increase in Japanese yen from 49% to 51%, a 14 percentage point decrease in the euro from 27% to 13%, and a 12 percentage point increase in the U.S. dollar from 24% to 36%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2015	September 30, 2015
ASSETS
Cash and due from banks	¥3,353,236	¥3,651,229
Interest-earning deposits in other banks	37,364,698	44,237,744
Call loans, funds sold, and receivables under resale agreements	7,933,424	7,317,410
Receivables under securities borrowing transactions	4,659,545	6,739,901
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥13,371,696 and ¥11,577,204 at March 31, 2015 and September 30, 2015) (including ¥19,911,092 and ¥18,595,769 at March 31, 2015 and September 30, 2015 measured at fair value under fair value option)	46,904,903	44,004,179
Investment securities:
Available-for-sale securities—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥7,297,945 and ¥9,487,129 at March 31, 2015 and September 30, 2015)	47,490,404	42,274,655
Held-to-maturity securities—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥210,106 and ¥134,943 at March 31, 2015 and September 30, 2015) (fair value of ¥4,184,139 and ¥4,045,027 at March 31, 2015 and September 30, 2015)	4,130,451	3,998,298
Other investment securities	587,119	566,811

Total investment securities	52,207,974	46,839,764

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,418,642 and ¥1,264,768 at March 31, 2015 and September 30, 2015)	118,265,202	120,665,437
Allowance for credit losses	(1,055,479)	(947,346)

Net loans	117,209,723	119,718,091

Premises and equipment—net	982,205	1,012,868
Accrued interest	323,496	296,910
Customers’ acceptance liability	205,384	165,893
Intangible assets—net	1,160,164	1,151,000
Goodwill	807,610	810,565
Deferred tax assets	90,674	85,122
Other assets (including ¥1,007 and ¥501 at March 31, 2015 and September 30, 2015 measured at fair value under fair value option)	7,683,290	7,948,139

Total assets	¥280,886,326	¥283,978,815

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥1,240	¥86
Interest-earning deposits in other banks	51,136	39,771
Trading account assets	3,069,297	2,315,136
Investment securities	1,077,274	1,203,310
Loans	7,115,889	7,069,338
All other assets	326,307	355,015

Total assets of consolidated VIEs	¥11,641,143	¥10,982,656

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2015	September 30, 2015
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥17,829,620	¥17,930,788
Interest-bearing	107,968,674	109,058,919
Overseas offices, principally interest-bearing	46,192,973	45,376,564

Total deposits	171,991,267	172,366,271

Call money, funds purchased, and payables under repurchase agreements	24,397,191	24,891,192
Payables under securities lending transactions	8,205,349	9,086,489
Due to trust account and other short-term borrowings (including ¥156,703 and ¥210,452 at March 31, 2015 and September 30, 2015 measured at fair value under fair value option)	13,156,799	14,113,350
Trading account liabilities	17,029,385	16,307,086
Obligations to return securities received as collateral	2,651,151	3,041,938
Bank acceptances outstanding	205,384	165,893
Accrued interest	132,330	131,611
Long-term debt (including ¥584,630 and ¥535,402 at March 31, 2015 and September 30, 2015 measured at fair value under fair value option)	19,968,735	20,751,691
Other liabilities	7,867,394	8,092,155

Total liabilities	265,604,985	268,947,676

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 14,168,853,820 shares at March 31, 2015 and September 30, 2015, with no stated value	2,090,270	2,090,270
Capital surplus	5,959,626	5,955,148
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,424,864	3,678,834
Accumulated other comprehensive income, net of taxes	3,067,255	2,621,293
Treasury stock, at cost—151,647,230 common shares and 259,193,202 common shares at March 31, 2015 and September 30, 2015	(102,521)	(199,880)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,679,065	14,385,236
Noncontrolling interests	602,276	645,903

Total equity	15,281,341	15,031,139

Total liabilities and equity	¥280,886,326	¥283,978,815

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥49,594	¥41,908
Long-term debt	793,333	724,655
All other liabilities	402,858	165,185

Total liabilities of consolidated VIEs	¥1,245,785	¥931,748

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2014	2015
Interest income:
Loans, including fees	¥973,824	¥1,020,156
Deposits in other banks	29,934	37,886
Investment securities	188,482	201,240
Trading account assets	206,135	196,241
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	34,834	28,759

Total	1,433,209	1,484,282

Interest expense:
Deposits	151,105	170,578
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	27,284	20,632
Due to trust account, other short-term borrowings, and trading account liabilities	31,569	25,843
Long-term debt	121,866	136,630

Total	331,824	353,683

Net interest income	1,101,385	1,130,599
Credit for credit losses	68,138	7,204

Net interest income after credit for credit losses	1,169,523	1,137,803

Non-interest income:
Fees and commissions income	672,050	729,900
Foreign exchange gains (losses)—net	(42,982)	41,615
Trading account profits (losses)—net	562,518	(284,774)
Investment securities gains—net(1)	63,232	119,808
Equity in earnings of equity method investees—net	121,538	114,252
Other non-interest income	56,426	35,274

Total	1,432,782	756,075

Non-interest expense:
Salaries and employee benefits	534,889	574,221
Occupancy expenses—net	82,643	87,773
Fees and commission expenses	118,546	139,501
Outsourcing expenses, including data processing	121,568	120,996
Depreciation of premises and equipment	54,525	46,237
Amortization of intangible assets	107,308	116,244
Impairment of intangible assets	108	213
Insurance premiums, including deposit insurance	57,200	45,774
Communications	26,721	28,955
Taxes and public charges	47,560	43,804
Other non-interest expenses	177,278	179,967

Total	1,328,346	1,383,685

Income before income tax expense	1,273,959	510,193
Income tax expense	409,999	97,073

Net income before attribution of noncontrolling interests	863,960	413,120
Net income attributable to noncontrolling interests	25,664	31,813

Net income attributable to Mitsubishi UFJ Financial Group	¥838,296	¥381,307

Income allocated to preferred shareholders:
Cash dividends paid	¥8,970	¥—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥829,326	¥381,307

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in Yen, except shares)	2014	2015
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥58.55	¥27.34
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	58.35	27.19
Cash dividend per common share	9.00	9.00
Weighted average common shares outstanding (in millions)	14,163	13,948
Weighted average diluted common shares outstanding (in millions)	14,182	13,965

(1)	The following credit losses are included in Investment securities gains—net:

	Six months ended September 30,
(in millions)	2014	2015
Decline in fair value	¥956	¥1,211
Other comprehensive income—net	67	12

Total credit losses	¥1,023	¥1,223

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2014	2015
Net income before attribution of noncontrolling interests	¥863,960	¥413,120
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities(1)	442,705	(360,855)
Net unrealized gains on derivatives qualifying for cash flow hedges	1,538	2,683
Defined benefit plans	15,146	(23,592)
Foreign currency translation adjustments	2,942	(33,057)

Total	462,331	(414,821)

Comprehensive income (loss)	1,326,291	(1,701)
Net income attributable to noncontrolling interests	25,664	31,813
Other comprehensive income attributable to noncontrolling interests	12,870	31,141

Comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group	¥1,287,757	¥(64,655)

(1)	Includes unrealized gains of ¥43 million and ¥8 million, net of tax, related to debt securities with credit component realized in earnings for the six months ended September 30, 2014 and 2015, respectively.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2014	2015
Capital stock:
Balance at beginning of period	¥2,089,245	¥2,090,270
Issuance of new shares of common stock by way of exercise of stock acquisition rights	961	—

Balance at end of period	¥2,090,206	¥2,090,270

Capital surplus:
Balance at beginning of period	¥6,363,413	¥5,959,626
Stock-based compensation	(1,045)	(3,513)
Issuance of new shares of common stock by way of exercise of the stock acquisition rights	960	—
Retirement of Class 5 and 11 Preferred stock (Note 10)	(390,001)	—
Other—net	539	(965)

Balance at end of period	¥5,973,866	¥5,955,148

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥2,157,639	¥3,424,864
Net income attributable to Mitsubishi UFJ Financial Group	838,296	381,307
Cash dividends:
Common stock—¥9.00 per share in 2014 and 2015	(127,445)	(126,155)
Preferred stock (Class 5)—¥57.50 per share in 2014	(8,970)	—
Losses on sales of shares of treasury stock	—	(1,182)

Balance at end of period	¥2,859,520	¥3,678,834

Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	¥1,357,682	¥3,067,255
Net change during the period	449,461	(445,962)

Balance at end of period	¥1,807,143	¥2,621,293

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2014	2015
Treasury stock, at cost:
Balance at beginning of period	¥(2,510)	¥(102,521)
Purchases of shares of treasury stock	(390,017)	(100,033)
Sales of shares of treasury stock	1	2,823
Retirement of Class 5 and 11 Preferred stock	390,001	—
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	31	(149)

Balance at end of period	¥(2,494)	¥(199,880)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥12,967,812	¥14,385,236

Noncontrolling interests:
Balance at beginning of period	¥546,404	¥602,276
Initial subscriptions of noncontrolling interests	15,089	21,454
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(13,375)	211
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(13,424)	(19,269)
Net income attributable to noncontrolling interests	25,664	31,813
Dividends paid to noncontrolling interests	(30,465)	(21,764)
Other comprehensive income, net of taxes	12,870	31,141
Other—net	(64)	41

Balance at end of period	¥542,699	¥645,903

Total equity	¥13,510,511	¥15,031,139

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2014	2015
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥863,960	¥413,120
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	161,833	162,481
Impairment of intangible assets	108	213
Credit for credit losses	(68,138)	(7,204)
Investment securities gains—net	(63,232)	(119,808)
Foreign exchange losses (gains)—net	516,072	(73,888)
Equity in earnings of equity method investees—net	(121,538)	(114,252)
Provision (benefit) for deferred income tax expense	222,795	(91,958)
Decrease in trading account assets, excluding foreign exchange contracts	255,002	1,889,481
Increase in trading account liabilities, excluding foreign exchange contracts	27,504	163,291
Decrease in accrued interest receivable and other receivables	32,422	42,823
Increase (decrease) in accrued interest payable and other payables	(161,440)	26,361
Net decrease in accrued income taxes and increase in income tax receivables	(72,647)	(28,903)
Net decrease (increase) in collateral for derivative transactions	(508,262)	463,971
Other—net	(214,860)	(495,926)

Net cash provided by operating activities	869,579	2,229,802

Cash flows from investing activities:
Proceeds from sales and maturities of Available-for-sale securities (including proceeds from securities under fair value option)	82,960,979	56,405,453
Purchases of Available-for-sale securities (including purchases of securities under fair value option)	(77,658,168)	(50,634,749)
Proceeds from maturities of Held-to-maturity securities	339,164	588,084
Purchases of Held-to-maturity securities	(1,070,569)	(459,861)
Proceeds from sales and redemption of Other investment securities	10,707	105,323
Purchases of Other investment securities	(3,750)	(84,602)
Net decrease (increase) in loans	141,766	(2,807,804)
Net increase in interest-earning deposits in other banks	(7,663,837)	(6,951,066)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	1,006,132	(1,230,246)
Capital expenditures for premises and equipment	(79,027)	(78,612)
Purchases of intangible assets	(106,687)	(111,810)
Proceeds from sales of consolidated VIEs and subsidiaries—net	60,989	112,748
Other—net	7,363	9,965

Net cash used in investing activities	(2,054,938)	(5,137,177)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2014	2015
Cash flows from financing activities:
Net increase (decrease) in deposits	(123,450)	506,352
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(1,585,837)	1,234,946
Net increase in due to trust account	378,453	397,667
Net increase (decrease) in other short-term borrowings	(434,846)	440,536
Proceeds from issuance of long-term debt	4,562,866	2,567,147
Repayments of long-term debt	(1,304,595)	(1,700,692)
Proceeds from sales of treasury stock	1	10
Dividends paid	(136,410)	(126,207)
Payments for acquisition of treasury stock	(17)	(100,033)
Payments for acquisition of preferred stock	(390,000)	—
Payments for acquisition of shares of certain subsidiaries from noncontrolling interest shareholders	(28,937)	(2,188)
Other—net	(21,260)	(17,684)

Net cash provided by financing activities	915,968	3,199,854

Effect of exchange rate changes on cash and cash equivalents	(7,129)	5,514

Net increase (decrease) in cash and cash equivalents	(276,520)	297,993

Cash and cash equivalents at beginning of period	3,689,228	3,353,236

Cash and cash equivalents at end of period	¥3,412,708	¥3,651,229

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥363,903	¥365,108
Income taxes, net of refunds	259,851	211,292
Non-cash investing and financing activities:
Assets acquired under capital lease arrangements	1,493	2,151

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 18 for more information by business segment.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”), and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2015. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under U.S. GAAP has been omitted or condensed.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes

Accounting for Investments in Qualified Affordable Housing Projects—In January 2014, the Financial Accounting Standards Board (“FASB”) issued guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The guidance permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost-method investment. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014 and should be applied retrospectively to all periods presented. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure—In January 2014, the FASB issued guidance that clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosures of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption of this guidance is permitted. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity—In April 2014, the FASB issued new guidance that changes the requirements for reporting discontinued operations. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component of an entity or group of components of an entity meets certain criteria to be classified as held for sale or is disposed of. This guidance requires an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position and additional disclosures about discontinued operations. Also, this guidance requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. This guidance is effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years and all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations.

Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures—In June 2014, the FASB issued new guidance which changes the accounting for both repurchase-to-maturity transactions and repurchase financing arrangements. The guidance also requires an entity to disclose information about certain transactions accounted for as a sale in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets through an agreement with the same counterparty, and information about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. This guidance is effective for interim and annual periods beginning after December 15, 2014, except for the disclosure requirement about repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings, that is effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations. See Note 9 for further details of the disclosures required by this guidance.

Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure—In August 2014, the FASB issued new guidance which requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (1) The loan has a government guarantee that is not separable from the loan before foreclosure, (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

the ability to recover under that claim and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The MUFG Group adopted this guidance on April 1, 2015, and there was no material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfers of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In August 2015, the FASB issued new guidance which defers the effective date of the new guidance on revenue from contracts with customers by one year. Early adoption is permitted, but not before the original effective date. The MUFG Group is currently evaluating what effect these guidances will have on its financial position and results of operations.

Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity—In August 2014, the FASB issued new guidance that clarifies the measurement of the financial assets and financial liabilities of a consolidated collateralized financing entity. A reporting entity that consolidates a collateralized financing entity within the scope of this guidance may elect to measure the financial assets and the financial liabilities of that collateralized financing entity using either the measurement alternative included in this guidance or existing guidance on fair value measurement. When a reporting entity elects the measurement alternative included in this guidance for a collateralized financing entity, the reporting entity should measure both the financial assets and the financial liabilities of that collateralized financing entity in its consolidated financial statements using the more observable of the fair value of the financial assets and the fair value of the financial liabilities. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption of this guidance is permitted as of the beginning of an annual period. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity—In November 2014, the FASB issued new guidance which clarifies that an entity should consider all relevant terms and features including the embedded derivative feature being evaluated for bifurcation when evaluating the nature of a host contract in a hybrid financial instrument that is issued in the form of a share, and no single term or feature would necessarily determine the economic characteristics and risks of the host contract. The guidance also clarifies that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The MUFG Group does not expect that the adoption of the guidance will have a material impact on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Amendments to the Consolidation Analysis—In February 2015, the FASB issued new guidance which amends the consolidation analysis under the current consolidation guidance. The amendments change the VIE analysis for limited partnerships and similar legal entities, the criteria for evaluating whether fees paid to a decision maker or a service provider are a variable interest, the effect of fee arrangements and related parties on the primary beneficiary determination, and the consolidation evaluation for certain investment funds. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early application is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Simplifying the Presentation of Debt Issuance Costs—In April 2015, the FASB issued new guidance which simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of this guidance is permitted for financial statements that have not been previously issued. In August 2015, the FASB issued further guidance which permits an entity to defer and present debt issuance costs related to a line-of-credit arrangement as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The MUFG Group does not expect that the adoption of these guidances on the presentation and subsequent measurement of debt issuance costs will have a material impact on its financial position and results of operations.

Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement—In April 2015, the FASB issued new guidance which simplifies the accounting for cloud computing arrangements by requiring that if a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance does not change customer’s accounting for service contracts. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption of this guidance is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—In May 2015, the FASB issued new guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Instead, a reporting entity is required to provide the amount measured using that practical expedient to permit reconciliation of the fair value of investments included in the fair value hierarchy to the line items presented in the balance sheet. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. This new guidance will only affect the MUFG Group’s fair value hierarchy disclosures, and will not affect the MUFG Group’s financial position and results of operations.

Simplifying the Accounting for Measurement-Period Adjustments—In September 2015, the FASB issued new guidance which requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period, including the related prior period impact on depreciation, amortization, and other

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

income statement items, in the reporting period in which the adjustment amounts are determined. This guidance also requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This guidance is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Early application is permitted for financial statements that have not been issued. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued new guidance which amends recognition and measurement of financial assets and financial liabilities under the current guidance. The amendments in this guidance make targeted improvements to the current guidance as follows:

•

Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

•

Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value.

•

Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet.

•	Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

•

Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

•

Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements.

•	Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Regarding with the requirement to an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk, early application by public business entities to financial statements of fiscal years or interim periods that have not yet been issued are permitted as of the beginning of the fiscal year of adoption. Except for the early application guidance discussed above, early adoption of the amendments in this guidance is not permitted. The MUFG Group is currently evaluating what effect this guidance will have on its financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

2.    BUSINESS DEVELOPMENTS

Integration of Bank of Ayudhya Public Company Limited and BTMU Bangkok Branch

On January 5, 2015, BTMU integrated the former BTMU Bangkok Branch with Bank of Ayudhya Public Company Limited (“Krungsri”) through the contribution in kind of the former BTMU Bangkok Branch business to Krungsri, which was treated as a common control transaction. In exchange for the contribution in kind, Krungsri issued 1,281,618,026 common shares at Thai baht 40.49 per share to BTMU. After the integration, BTMU holds 5,655,332,146 common shares in Krungsri, and the percentage of Krungsri’s shares held by BTMU is 76.88%.

The change in noncontrolling ownership interests of Krungsri including the contribution in kind of the former BTMU Bangkok Branch was ¥15,269 million, resulting a corresponding increase in Noncontrolling interests and a decrease in Capital surplus.

3.    INVESTMENT SECURITIES

The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2015 and September 30, 2015:

At March 31, 2015:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥35,079,893	¥327,023		¥1,284		¥35,405,632
Japanese prefectural and municipal bonds	186,872	7,610		67		194,415
Foreign governments and official institutions bonds	1,661,286	23,590		2,372		1,682,504
Corporate bonds	1,226,314	30,438		1,128		1,255,624
Residential mortgage-backed securities	942,256	640		11,168		931,728
Commercial mortgage-backed securities	207,534	1,848		1,800		207,582
Asset-backed securities	1,255,920	559		10,439		1,246,040
Other debt securities(1)	179,915	5,537		3,149		182,303
Marketable equity securities	2,568,291	3,823,020		6,735		6,384,576

Total	¥43,308,281	¥4,220,265		¥38,142		¥47,490,404

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,126,212	¥16,091		¥1,535		¥1,140,768
Foreign governments and official institutions bonds	77,487	1,556		—		79,043
Corporate bonds	300	—		—		300
Residential mortgage-backed securities	716,296	9,206	(2)	649	(3)	724,853
Commercial mortgage-backed securities	209,517	6,438		778	(3)	215,177
Asset-backed securities	2,000,639	25,746		2,387		2,023,998

Total	¥4,130,451	¥59,037		¥5,349		¥4,184,139

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)	Other debt securities in the table above include ¥182,303 million of private placement debt conduit bonds.
	(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated other comprehensive income (loss) (“Accumulated OCI”) in the accompanying consolidated balance sheets were ¥320 million at March 31, 2015 and are not included in the table above.
	(3)	MUFG Americas Holdings Corporation (“MUAH”) reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying consolidated balance sheets were ¥7,545 million and ¥9,909 million, respectively, at March 31, 2015 and are not included in the table above.

At September 30, 2015:	Amortized cost	Gross unrealized gains		Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥30,187,524	¥306,641		¥690		¥30,493,475
Japanese prefectural and municipal bonds	190,660	6,879		50		197,489
Foreign governments and official institutions bonds	1,866,095	24,462		1,481		1,889,076
Corporate bonds	1,098,517	28,000		571		1,125,946
Residential mortgage-backed securities	955,701	487		10,054		946,134
Commercial mortgage-backed securities	203,772	1,348		2,016		203,104
Asset-backed securities	1,425,804	2,297		11,085		1,417,016
Other debt securities(1)	176,524	4,836		2,414		178,946
Marketable equity securities	2,589,119	3,282,102		47,752		5,823,469

Total	¥38,693,716	¥3,657,052		¥76,113		¥42,274,655

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,101,171	¥22,974		¥—		¥1,124,145
Foreign governments and official institutions bonds	166,697	1,899		616		167,980
Corporate bonds	250	—		—		250
Residential mortgage-backed securities	854,004	8,850	(2)	2,664	(3)	860,190
Commercial mortgage-backed securities	207,877	6,529		435	(3)	213,971
Asset-backed securities	1,668,299	14,062		3,870		1,678,491

Total	¥3,998,298	¥54,314		¥7,585		¥4,045,027

Notes:	(1)	Other debt securities in the table above include ¥176,940 million of private placement debt conduit bonds.
	(2)	The MUFG Group reclassified residential mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2013. As a result of the reclassification of residential mortgage-backed securities, the unrealized gains before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥277 million at September 30, 2015 and are not included in the table above.
	(3)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥7,015 million and ¥9,482 million, respectively, at September 30, 2015 and are not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Securities

Investment securities other than Available-for-sale securities or Held-to-maturity securities (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥564,582 million and ¥542,438 million, at March 31, 2015 and September 30, 2015, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value of ¥22,537 million and ¥24,373 million at March 31, 2015 and September 30, 2015, respectively. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015 for the valuation techniques and inputs used to estimate the fair values.

With respect to cost-method investments of ¥152,350 million and ¥111,437 million at March 31, 2015 and September 30, 2015, respectively, the MUFG Group estimated a fair value using commonly accepted valuation techniques to determine whether the investments were impaired in each reporting period. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥412,232 million and ¥431,001 million at March 31, 2015 and September 30, 2015, respectively, the MUFG Group performed a test to determine whether any impairment indicators existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share of an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of cost-method investments, which had aggregated costs of ¥409,892 million and ¥429,728 million at March 31, 2015 and September 30, 2015, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized other-than-temporary impairment losses on the cost-method investments of ¥1,716 million and ¥424 million for the six months ended September 30, 2014 and 2015, respectively. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2015 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥228	¥228	¥12,545,849
Due from one year to five years	110,726	113,941	13,409,395
Due from five years to ten years	2,506,541	2,543,193	5,566,108
Due after ten years	1,380,803	1,387,665	4,929,834

Total	¥3,998,298	¥4,045,027	¥36,451,186

Realized Gains and Losses

For the six months ended September 30, 2014 and 2015, gross realized gains on sales of Available-for-sale securities were ¥69,706 million and ¥147,560 million, respectively, and gross realized losses on sales of Available-for-sale securities were ¥12,429 million and ¥26,068 million, respectively.

Other-than-temporary Impairments of Investment Securities

For the six months ended September 30, 2014 and 2015, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥3,184 million and ¥4,919 million, respectively, which were included in Investment securities gains—net in the accompanying condensed consolidated statements of income. The losses of ¥3,184 million for the six months ended September 30, 2014 included losses of ¥1,023 million from Available-for-sale debt securities which mainly comprised of corporate bonds, and ¥1,716 million from nonmarketable equity securities. The losses of ¥4,919 million for the six months ended September 30, 2015 included losses of ¥3,272 million from marketable equity securities and ¥1,223 million from debt securities which mainly comprised of corporate bonds, classified as Available-for-sale securities.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Gross Unrealized Losses and Fair Value

The following tables show the gross unrealized losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2015 and September 30, 2015 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2015:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,858,282	¥1,284	¥—	¥—	¥6,858,282	¥1,284	35
Japanese prefectural and municipal bonds	12,943	67	—	—	12,943	67	8
Foreign governments and official institutions bonds	308,929	1,161	139,795	1,211	448,724	2,372	74
Corporate bonds	181,030	882	65,506	246	246,536	1,128	490
Residential mortgage-backed securities	74,782	213	760,354	10,955	835,136	11,168	329
Commercial mortgage-backed securities	17,290	50	104,223	1,750	121,513	1,800	128
Asset-backed securities	109,186	873	184,172	9,566	293,358	10,439	125
Other debt securities	9,086	318	112,972	2,831	122,058	3,149	50
Marketable equity securities	104,102	6,714	616	21	104,718	6,735	65

Total	¥7,675,630	¥11,562	¥1,367,638	¥26,580	¥9,043,268	¥38,142	1,304

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥198,580	¥1,535	¥—	¥—	¥198,580	¥1,535	1
Residential mortgage-backed securities	48,068	189	282,193	460	330,261	649	151
Commercial mortgage-backed securities	16,155	35	187,059	743	203,214	778	31
Asset-backed securities	141,347	598	439,391	1,789	580,738	2,387	22

Total	¥404,150	¥2,357	¥908,643	¥2,992	¥1,312,793	¥5,349	205

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2015:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥467,294	¥690	¥—	¥—	¥467,294	¥690	24
Japanese prefectural and municipal bonds	8,560	50	—	—	8,560	50	6
Foreign governments and official institutions bonds	187,061	997	96,872	484	283,933	1,481	64
Corporate bonds	105,337	272	31,181	299	136,518	571	265
Residential mortgage-backed securities	570,862	5,213	311,687	4,841	882,549	10,054	370
Commercial mortgage-backed securities	131,306	1,873	10,891	143	142,197	2,016	129
Asset-backed securities	66,066	219	144,380	10,866	210,446	11,085	91
Other debt securities	2,389	66	100,443	2,348	102,832	2,414	40
Marketable equity securities	352,091	47,643	1,020	109	353,111	47,752	174

Total	¥1,890,966	¥57,023	¥696,474	¥19,090	¥2,587,440	¥76,113	1,163

Held-to-maturity securities:
Debt securities:
Foreign governments and official institutions bonds	¥75,604	¥616	¥—	¥—	¥75,604	¥616	13
Residential mortgage-backed securities	232,750	2,545	228,547	119	461,297	2,664	184
Commercial mortgage-backed securities	26,074	40	177,419	395	203,493	435	31
Asset-backed securities	375,612	1,619	367,871	2,251	743,483	3,870	31

Total	¥710,040	¥4,820	¥773,837	¥2,765	¥1,483,877	¥7,585	259

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, and Foreign governments and official institutions bonds

As of September 30, 2015, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Residential and commercial mortgage-backed securities

As of September 30, 2015, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Asset-backed securities

As of September 30, 2015, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the other-than-temporary impairment. Based on the analysis performed, no other-than-temporary impairment was identified as of September 30, 2015 and no impairment loss has been recorded.

Corporate bonds

As of September 30, 2015, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each period for the six months ended September 30 represents the credit loss component for which an other-than-temporary impairment occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairment has occurred. The credit loss component is reduced when the corporate bonds mature or are sold.

	Six months ended September 30,
	2014	2015
	(in millions)
Balance at beginning of period	¥12,556	¥8,814

Additions:
Initial credit impairments	713	1,183
Subsequent credit impairments	310	40

Reductions:
Securities sold or matured	(4,538)	(1,894)

Balance at end of period	¥9,041	¥8,143

The cumulative declines in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at September 30, 2014 and 2015 were ¥3,156 million and ¥4,788 million, respectively. Of which, the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

credit loss components recognized in earnings were ¥9,041 million and ¥8,143 million, and the remaining amounts related to all other factors recognized in Accumulated OCI before taxes were ¥5,885 million and ¥3,355 million at September 30, 2014 and 2015, respectively.

Other debt securities

As of September 30, 2015, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of other-than-temporary impairment, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no other-than-temporary impairment losses were recorded in the accompanying condensed consolidated statements of income.

Marketable equity securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairment. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that the fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other-than-temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic prospects and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2015, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2015 and September 30, 2015 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2015	September 30, 2015
	(in millions)
Domestic:
Manufacturing	¥11,703,428	¥11,634,237
Construction	977,892	872,474
Real estate	10,911,240	10,884,058
Services	2,684,355	2,459,049
Wholesale and retail	8,345,481	8,325,735
Banks and other financial institutions(1)	4,329,964	4,607,576
Communication and information services	1,527,811	1,476,355
Other industries	12,674,004	14,464,213
Consumer	16,720,590	16,526,111

Total domestic	69,874,765	71,249,808

Foreign:
Governments and official institutions	1,052,051	1,025,135
Banks and other financial institutions(1)	11,973,021	13,017,787
Commercial and industrial	29,593,255	29,516,162
Other	6,065,782	6,147,964

Total foreign	48,684,109	49,707,048

Unearned income, unamortized premiums—net and deferred loan fees—net	(293,672)	(291,419)

Total(2)	¥118,265,202	¥120,665,437

Notes:	(1)	Loans to so-called non-bank finance companies are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(2)	The above table includes loans held for sale of ¥88,927 million at March 31, 2015 and ¥51,385 million at September 30, 2015, respectively, which are carried at the lower of cost or fair value.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUAH, and Krungsri based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2015 for further information.

Loans of ¥950,295 million, which were transferred from the former BTMU Bangkok Branch to Krungsri, were included in the Commercial segment as of March 31, 2015, since the methodologies used to estimate the allowance for credit losses related to the former BTMU Bangkok Branch were based on the Commercial segment. An allowance for credit losses relating to these loans was not material as of March 31, 2015. From the fiscal year starting from April 1, 2015, these loans were integrated into the Krungsri segment, since the methodologies used to estimate the allowance for credit losses on these loans were changed to those of the Krungsri segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2015 for further information.

The nonaccrual status of loans by class at March 31, 2015 and September 30, 2015 is shown below:

	March 31, 2015	September 30, 2015
	(in millions)
Commercial
Domestic	¥514,026	¥466,918
Manufacturing	118,956	121,468
Construction	20,108	17,439
Real estate	76,969	66,777
Services	54,189	44,925
Wholesale and retail	157,964	142,038
Banks and other financial institutions	5,715	4,817
Communication and information services	23,204	20,396
Other industries	18,562	13,739
Consumer	38,359	35,319
Foreign-excluding MUAH and Krungsri	96,899	112,840
Residential	95,645	85,783
Card	66,979	64,603
MUAH	45,173	44,369
Krungsri	68,103	79,609

Total(1)	¥886,825	¥854,122

Note:	(1)

The above table does not include loans held for sale of ¥624 million and nil at March 31, 2015 and September 30, 2015, respectively, and loans acquired with deteriorated credit quality of ¥26,248 million and ¥20,172 million, at March 31, 2015 and September 30, 2015, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and troubled debt restructurings (“TDRs”). The following table shows information about impaired loans by class at March 31, 2015 and September 30, 2015:

	Recorded Loan Balance
At March 31, 2015:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥890,900	¥234,171	¥1,125,071	¥1,174,925	¥424,537
Manufacturing	420,860	46,876	467,736	478,453	178,867
Construction	20,997	12,018	33,015	33,900	11,515
Real estate	90,735	49,697	140,432	150,029	32,314
Services	74,459	24,766	99,225	105,429	38,107
Wholesale and retail	205,414	61,048	266,462	277,119	120,945
Banks and other financial institutions	5,935	472	6,407	6,773	5,052
Communication and information services	21,374	11,406	32,780	34,094	13,886
Other industries	20,482	7,621	28,103	29,962	12,626
Consumer	30,644	20,267	50,911	59,166	11,225
Foreign-excluding MUAH and Krungsri	192,263	173	192,436	192,436	91,579
Loans acquired with deteriorated credit quality	12,057	—	12,057	23,798	3,302
Residential	160,382	9,429	169,811	208,969	49,985
Card	90,101	604	90,705	102,142	25,726
MUAH	39,510	21,216	60,726	70,457	4,146
Krungsri	24,122	11,878	36,000	43,185	8,012

Total(3)	¥1,409,335	¥277,471	¥1,686,806	¥1,815,912	¥607,287

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
At September 30, 2015:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥790,856	¥216,233	¥1,007,089	¥1,052,019	¥372,657
Manufacturing	373,474	44,782	418,256	427,699	157,683
Construction	19,978	10,123	30,101	31,061	10,389
Real estate	76,924	45,569	122,493	130,978	29,078
Services	65,167	24,159	89,326	95,388	31,575
Wholesale and retail	188,862	56,273	245,135	254,032	108,921
Banks and other financial institutions	4,727	115	4,842	4,843	4,659
Communication and information services	18,852	9,874	28,726	29,843	12,099
Other industries	15,034	7,017	22,051	23,944	8,339
Consumer	27,838	18,321	46,159	54,231	9,914
Foreign-excluding MUAH and Krungsri	190,482	9,762	200,244	212,179	90,386
Loans acquired with deteriorated credit quality	11,629	—	11,629	22,104	3,569
Residential	142,664	9,852	152,516	188,952	43,482
Card	84,086	634	84,720	95,189	23,728
MUAH	40,175	26,497	66,672	75,316	3,965
Krungsri	26,493	12,757	39,250	46,552	12,717

Total(3)	¥1,286,385	¥275,735	¥1,562,120	¥1,692,311	¥550,504

Notes:	(1)	These loans do not require an allowance for credit losses because the fair values of the impaired loans equal or exceed the recorded investments in the loans.
(2)	Included in impaired loans at March 31, 2015 and September 30, 2015 are accrual TDRs as follows: ¥708,414 million and ¥630,146 million—Commercial; ¥71,454 million and ¥64,810 million—Residential; ¥44,661 million and ¥41,202 million—Card; ¥34,106 million and ¥40,150 million—MUAH; and ¥8,455 million and ¥8,540 million—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥624 million and nil at March 31, 2015 and September 30, 2015, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014		2015
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥1,210,343	¥10,951	¥1,066,068	¥10,409
Manufacturing	426,503	3,690	442,996	4,199
Construction	41,843	416	31,543	353
Real estate	185,578	1,624	131,463	1,236
Services	123,464	1,291	94,276	1,116
Wholesale and retail	291,589	2,559	255,798	2,402
Banks and other financial institutions	7,643	63	5,625	48
Communication and information services	36,483	374	30,753	366
Other industries	38,759	373	25,077	271
Consumer	58,481	561	48,537	418
Foreign-excluding MUAH and Krungsri	181,178	1,458	196,259	1,302
Loans acquired with deteriorated credit quality	16,214	737	11,795	505
Residential	196,557	2,308	161,162	1,572
Card	99,853	2,236	87,712	1,738
MUAH	60,989	1,361	63,602	1,105
Krungsri	11,746	266	37,689	1,412

Total	¥1,776,880	¥19,317	¥1,624,287	¥18,043

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including TDRs, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in millions)
Accrual TDRs:
Balance at beginning of period	¥832,267	¥867,090
Additions (new accrual TDR status)(1)	144,810	73,866
Transfers to other impaired loans (including nonaccrual TDRs)	(16,726)	(16,958)
Loans sold	(11)	(9)
Principal payments and other	(122,216)	(139,141)

Balance at end of period(1)	¥838,124	¥784,848

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of period	¥1,028,760	¥819,716
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	121,851	132,119
Charge-off	(37,577)	(31,157)
Transfers to accrual TDRs	(27,845)	(16,608)
Loans sold	(8,416)	(6,171)
Principal payments and other	(217,977)	(120,627)

Balance at end of period(1)	¥858,796	¥777,272

Notes:	(1)	For the six months ended September 30, 2014, lease receivables of ¥1,627 million and ¥7 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥1,612 million and ¥7 million, are also excluded from the balance of accrual TDRs and other Impaired loans, respectively, as of September 30, 2014. For the six months ended September 30, 2015, lease receivables of ¥2,543 million and ¥248 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥6,352 million and ¥1,755 million, are also excluded from the balance of accrual TDRs and other Impaired loans, respectively, as of September 30, 2015.
	(2)	Included in additions of other impaired loans for the six months ended September 30, 2014 and 2015 are nonaccrual TDRs as follows: ¥6,453 million and ¥5,760 million—Card; ¥9,545 million and ¥3,291 million—MUAH; and ¥1,466 million and ¥3,045 million—Krungsri, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Troubled Debt Restructurings

The following tables summarize the MUFG Group’s TDRs by class during the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014			2015
	Troubled Debt Restructurings		Troubled Debt Restructurings That Subsequently Defaulted	Troubled Debt Restructurings		Troubled Debt Restructurings That Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥126,396	¥114,557	¥2,780	¥80,840	¥41,062	¥2,862
Manufacturing	77,675	65,836	1,271	51,128	11,350	1,235
Construction	3,824	3,824	14	1,700	1,700	6
Real estate	6,714	6,714	119	5,975	5,975	745
Services	9,881	9,881	263	6,175	6,175	486
Wholesale and retail	24,060	24,060	884	14,148	14,148	336
Banks and other financial institutions	—	—	—	—	—	—
Communication and information services	1,763	1,763	115	232	232	—
Other industries	1,277	1,277	—	666	666	40
Consumer	1,202	1,202	114	816	816	14
Foreign-excluding MUAH and Krungsri	1,664	1,664	—	4,272	4,272	—
Loans acquired with deteriorated credit quality	1,607	1,607	—	—	—	—
Residential(1)(3)	15,831	15,831	90	10,865	10,865	151
Card(2)(3)	9,689	9,559	1,848	8,715	8,541	2,385
MUAH(2)(3)	11,507	11,476	1,458	15,100	15,100	3,491
Krungsri(2)(3)	9,241	9,214	—	9,004	8,913	3,121

Total	¥175,935	¥163,908	¥6,176	¥128,796	¥88,753	¥12,010

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
	(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.
	(3)	For the six months ended September 30, 2014, extension of the stated maturity date of loans was the primary concession type in the Commercial and Residential segments, reduction in the stated rate was the primary concession type in the Card and Krungsri segments and payment deferrals was the primary concession type in the MUAH segment. For the six months ended September 30, 2015, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and payment deferrals was the primary concession type in the MUAH segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in millions)
Commercial(1)
Domestic	¥611,382	¥540,396
Manufacturing	348,981	296,905
Construction	12,915	12,662
Real estate	63,462	55,716
Services	45,158	44,496
Wholesale and retail	108,504	103,105
Banks and other financial institutions	691	25
Communication and information services	9,576	8,330
Other industries	9,545	8,316
Consumer	12,550	10,841
Foreign-excluding MUAH and Krungsri	97,032	89,750
Residential(1)	71,454	64,810
Card(2)	90,705	84,720
MUAH(2)	56,299	63,519
Krungsri(2)	19,924	26,760

Total	¥946,796	¥869,955

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
	(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2015 and September 30, 2015 are nonaccrual TDRs as follows: ¥46,044 million and ¥43,518 million—Card; ¥22,193 million and ¥23,369 million—MUAH; and ¥7,136 million and ¥11,868 million—Krungsri, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2014 and 2015 was not material.

TDRs for the Commercial and Residential segments in the above tables include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

TDRs that subsequently defaulted in the Commercial and Residential segments of the above tables includes those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

Regarding the Card, MUAH and Krungsri segments, the TDRs in the above tables represent modified nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2015 and September 30, 2015 are shown below:

At March 31, 2015:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥51,408,556	¥2,782,394	¥514,023	¥54,704,973
Manufacturing	10,522,968	1,049,399	118,956	11,691,323
Construction	887,030	69,953	20,108	977,091
Real estate	10,101,657	559,144	76,852	10,737,653
Services	2,383,133	235,506	54,189	2,672,828
Wholesale and retail	7,582,985	582,992	157,964	8,323,941
Banks and other financial institutions	4,313,416	10,539	5,715	4,329,670
Communication and information services	1,449,687	54,515	23,204	1,527,406
Other industries	12,504,635	147,477	18,668	12,670,780
Consumer	1,663,045	72,869	38,367	1,774,281
Foreign-excluding MUAH and Krungsri	34,355,619	990,519	99,546	35,445,684
Loans acquired with deteriorated credit quality	20,939	28,398	6,694	56,031

Total	¥85,785,114	¥3,801,311	¥620,263	¥90,206,688

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,449,091	¥97,471	¥14,546,562
Card	¥497,017	¥67,589	¥564,606

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,820,953	¥32,669	¥5,229,700	¥76,670	¥80,889	¥9,240,881

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥3,653,931	¥118,164	¥85,231	¥3,857,326

At September 30, 2015:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥53,433,754	¥2,437,703	¥467,031	¥56,338,488
Manufacturing	10,620,574	884,702	121,589	11,626,865
Construction	794,332	59,925	17,439	871,696
Real estate	10,180,319	508,425	66,664	10,755,408
Services	2,194,910	208,519	44,925	2,448,354
Wholesale and retail	7,637,291	535,936	142,038	8,315,265
Banks and other financial institutions	4,590,580	9,934	4,817	4,605,331
Communication and information services	1,405,826	49,746	20,396	1,475,968
Other industries	14,329,670	117,672	13,836	14,461,178
Consumer	1,680,252	62,844	35,327	1,778,423
Foreign-excluding MUAH and Krungsri	34,325,709	935,324	114,851	35,375,884
Loans acquired with deteriorated credit quality	20,826	17,657	6,026	44,509

Total	¥87,780,289	¥3,390,684	¥587,908	¥91,758,881

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,262,039	¥86,954	¥14,348,993
Card	¥483,201	¥65,264	¥548,465

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,806,113	¥30,000	¥5,316,788	¥99,429	¥87,797	¥9,340,127

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥4,597,226	¥168,907	¥91,938	¥4,858,071

Notes:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Total loans of MUAH do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥53,884 million and ¥50,934 million at March 31, 2015 and September 30, 2015, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group classifies loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on the MUFG Group’s internal borrower ratings of 1 through 15, with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, the MUFG Group evaluates the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, the MUFG Group also conducts an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectibility issues.

Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.

Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and consumer loans within the MUAH segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special Mention, Substandard, Doubtful, and Doubtful of Loss primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have the overdue principal or interest payments for a cumulative period exceeding one month

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have the overdue principal or interest payments for a cumulative period exceeding three months commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2015 and September 30, 2015 are based on information as of March 31, 2015 and September 30, 2015, respectively. For the MUAH and Krungsri segments, credit quality indicators at March 31, 2015 and September 30, 2015 are generally based on December 31, 2014 and June 30, 2015 information, respectively.

Past Due Analysis

Ages of past due loans by class at March 31, 2015 and September 30, 2015 are shown below:

At March 31, 2015:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥14,136	¥22,786	¥36,922	¥54,668,051	¥54,704,973	¥5,574
Manufacturing	1,561	2,545	4,106	11,687,217	11,691,323	222
Construction	192	446	638	976,453	977,091	—
Real estate	3,142	5,707	8,849	10,728,804	10,737,653	922
Services	1,046	1,336	2,382	2,670,446	2,672,828	57
Wholesale and retail	2,741	4,237	6,978	8,316,963	8,323,941	47
Banks and other financial institutions	7	506	513	4,329,157	4,329,670	—
Communication and information services	520	414	934	1,526,472	1,527,406	—
Other industries	303	277	580	12,670,200	12,670,780	29
Consumer	4,624	7,318	11,942	1,762,339	1,774,281	4,297
Foreign-excluding MUAH and Krungsri	9,390	2,126	11,516	35,434,168	35,445,684	—
Residential	82,871	53,680	136,551	14,396,635	14,533,186	41,801
Card	18,694	32,097	50,791	501,758	552,549	—
MUAH	20,976	11,091	32,067	9,199,435	9,231,502	362
Krungsri	88,144	57,894	146,038	3,674,796	3,820,834	—

Total	¥234,211	¥179,674	¥413,885	¥117,874,843	¥118,288,728	¥47,737

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2015:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥17,797	¥26,694	¥44,491	¥56,293,997	¥56,338,488	¥6,625
Manufacturing	997	4,948	5,945	11,620,920	11,626,865	—
Construction	983	576	1,559	870,137	871,696	5
Real estate	2,699	6,279	8,978	10,746,430	10,755,408	2,215
Services	2,118	1,635	3,753	2,444,601	2,448,354	14
Wholesale and retail	5,019	5,233	10,252	8,305,013	8,315,265	50
Banks and other financial institutions	—	40	40	4,605,291	4,605,331	—
Communication and information services	828	305	1,133	1,474,835	1,475,968	—
Other industries	248	284	532	14,460,646	14,461,178	29
Consumer	4,905	7,394	12,299	1,766,124	1,778,423	4,312
Foreign-excluding MUAH and Krungsri	3,608	6,856	10,464	35,365,420	35,375,884	—
Residential	82,726	54,608	137,334	14,199,142	14,336,476	43,413
Card	18,190	32,209	50,399	486,249	536,648	—
MUAH	16,163	12,367	28,530	9,308,256	9,336,786	245
Krungsri	92,052	67,278	159,330	4,670,309	4,829,639	—

Total	¥230,536	¥200,012	¥430,548	¥120,323,373	¥120,753,921	¥50,283

Notes:	(1)	Total loans in the above table do not include loans held for sale, and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Total loans of MUAH do not include ¥1,116 million and ¥397 million of FDIC covered loans at March 31, 2015 and September 30, 2015, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2014 and 2015 are shown below:

Six months ended September 30, 2014:	Commercial	Residential	Card	MUAH	Krungsri(2)	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥876,857	¥116,913	¥40,626	¥60,024	¥—	¥1,094,420
Provision (credit) for credit losses	(102,294)	(15,481)	1,621	(916)	48,932	(68,138)
Charge-offs	67,799	10,806	6,177	2,140	9,908	96,830
Recoveries	6,646	109	1,641	2,027	—	10,423

Net charge-offs	61,153	10,697	4,536	113	9,908	86,407
Others(1)	3,689	—	—	(2,305)	(371)	1,013

Balance at end of period	¥717,099	¥90,735	¥37,711	¥56,690	¥38,653	¥940,888

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479
Provision (credit) for credit losses	(41,242)	(4,464)	689	6,090	31,723	(7,204)
Charge-offs	75,871	4,236	4,434	3,729	28,250	116,520
Recoveries	7,665	1,219	1,568	1,008	6,358	17,818

Net charge-offs	68,206	3,017	2,866	2,721	21,892	98,702
Others(1)	(4,404)	—	—	948	1,229	(2,227)

Balance at end of period	¥693,864	¥64,885	¥33,493	¥69,086	¥86,018	¥947,346

Notes:	(1)	Others are principally comprised of gains or losses from foreign exchange translation.
	(2)	For the Krungsri segment, the acquired loans were recorded at their fair values as of the acquisition date, and there were no indications that an allowance for credit losses was necessary for these loans for the fiscal year ended March 31, 2014. Therefore, no allowance for credit losses was stated at the beginning of the six-month period ended September 30, 2014 in the above table.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2015 and September 30, 2015 are shown below:

At March 31, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥516,116	¥49,317	¥25,726	¥4,146	¥7,537	¥602,842
Collectively evaluated for impairment	269,289	21,255	9,921	60,214	66,913	427,592
Loans acquired with deteriorated credit quality	22,311	1,794	23	409	508	25,045

Total	¥807,716	¥72,366	¥35,670	¥64,769	¥74,958	¥1,055,479

Loans:
Individually evaluated for impairment	¥1,317,507	¥167,099	¥90,069	¥60,726	¥31,936	¥1,667,337
Collectively evaluated for impairment	88,833,150	14,366,087	462,480	9,171,892	3,788,898	116,622,507
Loans acquired with deteriorated credit quality	56,031	13,376	12,057	62,147	36,492	180,103

Total(1)	¥90,206,688	¥14,546,562	¥564,606	¥9,294,765	¥3,857,326	¥118,469,947

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2015:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥463,043	¥42,909	¥23,728	¥3,965	¥12,426	¥546,071
Collectively evaluated for impairment	215,349	19,908	9,738	64,631	73,286	382,912
Loans acquired with deteriorated credit quality	15,472	2,068	27	490	306	18,363

Total	¥693,864	¥64,885	¥33,493	¥69,086	¥86,018	¥947,346

Loans:
Individually evaluated for impairment	¥1,207,333	¥150,592	¥84,123	¥66,672	¥37,258	¥1,545,978
Collectively evaluated for impairment	90,507,039	14,185,884	452,525	9,270,511	4,792,381	119,208,340
Loans acquired with deteriorated credit quality	44,509	12,517	11,817	53,878	28,432	151,153

Total(1)	¥91,758,881	¥14,348,993	¥548,465	¥9,391,061	¥4,858,071	¥120,905,471

Note:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in millions)
Balance at beginning of period
Goodwill	¥2,476,863	¥2,559,390
Accumulated impairment losses	(1,748,348)	(1,751,780)

	728,515	807,610
Foreign currency translation adjustments and other	(19,255)	2,955

Balance at end of period
Goodwill	2,457,608	2,562,345
Accumulated impairment losses	(1,748,348)	(1,751,780)

	¥709,260	¥810,565

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of intangible assets at March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in millions)
Intangible assets subject to amortization:
Software	¥660,379	¥680,768
Core deposit intangibles	193,291	178,582
Customer relationships	231,732	218,675
Trade names	56,482	57,621
Other	7,187	7,472

Total	1,149,071	1,143,118
Intangible assets not subject to amortization:
Indefinite-lived trade names	3,037	—
Other	8,056	7,882

Total	11,093	7,882

Total	¥1,160,164	¥1,151,000

The impairment losses on other intangible assets for the six months ended September 30, 2014 and 2015 were ¥108 million and ¥213 million, respectively, which are included in Impairment of intangible assets in the accompanying condensed consolidated statements of income. The intangible assets were valued based on discounted expected future cash flows.

6.    PLEDGED ASSETS AND COLLATERAL

At September 30, 2015, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2015
(in millions)
Trading account securities	¥12,488,503
Investment securities	11,412,411
Loans	10,775,877
Other	56,409

Total	¥34,733,200

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2015
(in millions)
Deposits	¥258,846
Call money and funds purchased	730,990
Payables under repurchase agreements and securities lending transactions	18,995,223
Other short-term borrowings and long-term debt	14,419,600
Other	328,541

Total	¥34,733,200

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

In addition, at September 30, 2015, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating to ¥19,094,374 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and the Tokyo Bankers Association, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.

At March 31, 2015 and September 30, 2015, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,716,302 million and ¥1,334,141 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥906,456 million and ¥1,039,434 million, respectively.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2014	2015	2014		2015
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥16,960	¥23,245	¥6,409	¥603	¥7,538	¥590
Interest cost on projected benefit obligation	10,088	8,380	7,858	748	9,011	841
Expected return on plan assets	(27,514)	(29,892)	(11,854)	(929)	(15,145)	(1,163)
Amortization of net actuarial loss	7,027	3,263	4,223	84	6,358	503
Amortization of prior service cost	(4,729)	(3,822)	(237)	(142)	(1,144)	(459)
Loss (gain) on settlements and curtailment	(810)	(644)	23	—	—	—

Net periodic benefit cost	¥1,022	¥530	¥6,422	¥364	¥6,618	¥312

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2015 and expects to contribute for the remainder of the fiscal year ending March 31, 2016 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIPs	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2015	¥26.1	¥23.4	¥0.7
For the remainder of the fiscal year ending March 31, 2016	¥26.2	¥1.9	¥0.7

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8.    OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2015 and September 30, 2015, the gross and net of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amount subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2015	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥16,723	¥—	¥16,723	¥(13,145)	¥(732)	¥2,846
Receivables under resale agreements	10,184	(2,911)	7,273	(6,137)	—	1,136
Receivables under securities borrowing transactions	4,660	—	4,660	(4,227)	—	433

Total	¥31,567	¥(2,911)	¥28,656	¥(23,509)	¥(732)	¥4,415

Financial liabilities:
Derivative liabilities	¥16,924	¥—	¥16,924	¥(12,930)	¥(1,475)	¥2,519
Payables under repurchase agreements(1)	24,815	(2,911)	21,904	(21,710)	(3)	191
Payables under securities lending transactions	8,205	—	8,205	(5,808)	(16)	2,381
Obligations to return securities received as collateral	2,651	—	2,651	(273)	—	2,378

Total	¥52,595	¥(2,911)	¥49,684	¥(40,721)	¥(1,494)	¥7,469

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2015	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥16,491	¥—	¥16,491	¥(12,768)	¥(815)	¥2,908
Receivables under resale agreements	8,777	(2,103)	6,674	(6,127)	—	547
Receivables under securities borrowing transactions	6,740	—	6,740	(6,649)	—	91

Total	¥32,008	¥(2,103)	¥29,905	¥(25,544)	¥(815)	¥3,546

Financial liabilities:
Derivative liabilities	¥16,149	¥—	¥16,149	¥(12,440)	¥(1,107)	¥2,602
Payables under repurchase agreements(1)	24,418	(2,103)	22,315	(21,488)	(1)	826
Payables under securities lending transactions	9,086	—	9,086	(9,070)	(1)	15
Obligations to return securities received as collateral	3,042	—	3,042	(45)	—	2,997

Total	¥52,695	¥(2,103)	¥50,592	¥(43,043)	¥(1,109)	¥6,440

Note:	(1)	Payables under repurchase agreements in the above table include those under long-term repurchase agreements of ¥1,175,858 million and ¥1,321,809 million at March 31, 2015 and September 30, 2015, respectively, which are included in Long-term debt in the accompanying condensed consolidated balance sheets.

9.    REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS

The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at September 30, 2015. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign governments and official institutions bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	September 30, 2015
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥5,458	¥15,010	¥1,599	¥2,351	¥24,418
Payables under securities lending transactions	6,310	2,752	24	—	9,086
Obligations to return securities received as collateral	2,991	45	—	6	3,042

Total	¥14,759	¥17,807	¥1,623	¥2,357	¥36,546

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Secured borrowing by the class of collateral pledged at September 30, 2015 was as follows:

	September 30, 2015
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral
	(in billions)
Japanese national government and Japanese government agency bonds	¥1,550	¥8,689	¥2,246
Foreign governments and official institutions bonds	17,494	1	638
Corporate bonds	946	2	52
Residential mortgage-backed securities	2,437	—	—
Other debt securities	1,068	—	—
Marketable equity securities	197	393	106
Others	726	1	—

Total	¥24,418	¥9,086	¥3,042

10.    PREFERRED STOCK

The number of shares of preferred stock authorized and outstanding, and aggregate amount by liquidation preference at March 31, 2015 and September 30, 2015 were as follows:

	March 31, 2015			September 30, 2015
	Number of shares– authorized	Number of shares– outstanding	Aggregate amount by liquidation preference	Number of shares– authorized	Number of shares– outstanding	Aggregate amount by liquidation preference
	(in millions, except number of shares)
Preferred stock
Class 5	400,000,000	—	¥—	400,000,000	—	¥—
Class 6	200,000,000	—	—	200,000,000	—	—
Class 7	200,000,000	—	—	200,000,000	—	—
Class 11	1,000	—	—	—	—	—

			¥—			¥—

On April 1, 2014, MUFG acquired all of the First Series of Class 5 Preferred Stock, and canceled all of the acquired shares. The acquisition price was ¥2,500 per share, totaling ¥390,000 million.

On August 1, 2014, 1,000 shares of Class 11 Preferred Stock were acquired in exchange for 1,245 shares of common stock, and those Preferred Stock had been recorded as Treasury stock.

On August 29, 2014, 1,000 shares of Class 11 Preferred Stock were retired.

These retirements of preferred stock were accounted for by decreasing Capital surplus by ¥390,001 million. As of March 31, 2015 and September 30, 2015, there was no preferred stock outstanding and the entire amount of Capital stock on the condensed consolidated balance sheets consisted of only common stock.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

On June 25, 2015, amendments to the Articles of Incorporation were made with respect to the First Series of Class 5 and Class 11 Preferred Stock. As a result, the total number of shares of preferred stock authorized to be issued by MUFG was decreased by 1,000 shares, and the total number of the First Series of Class 5 and Class 11 Preferred Stocks authorized to be issued was reduced to nil.

See Note 16 to the consolidated financial statements for the fiscal year ended March 31, 2015 for further information about preferred stock.

11.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of period	¥1,272,723	¥2,304,555
Net change during the period	422,648	(396,849)

Balance at end of period	¥1,695,371	¥1,907,706

Net unrealized gains on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥1,809	¥2,708
Net change during the period	1,538	2,683

Balance at end of period	¥3,347	¥5,391

Defined benefit plans:
Balance at beginning of period	¥(206,336)	¥(187,640)
Net change during the period	15,220	(23,566)

Balance at end of period	¥(191,116)	¥(211,206)

Foreign currency translation adjustments:
Balance at beginning of period	¥289,486	¥947,632
Net change during the period	10,055	(28,230)

Balance at end of period	¥299,541	¥919,402

Balance at end of period	¥1,807,143	¥2,621,293

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014			2015
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥735,633	¥(254,399)	¥481,234	¥(448,876)	¥165,039	¥(283,837)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(59,713)	21,184	(38,529)	(117,170)	40,152	(77,018)

Net change	675,920	(233,215)	442,705	(566,046)	205,191	(360,855)
Net unrealized gains on investment securities attributable to noncontrolling interests			20,057			35,994

Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			422,648			(396,849)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains on derivatives qualifying for cash flow hedges	7,867	(3,118)	4,749	13,443	(5,335)	8,108
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(5,290)	2,079	(3,211)	(8,937)	3,512	(5,425)

Net change	2,577	(1,039)	1,538	4,506	(1,823)	2,683
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—

Net unrealized gains on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			1,538			2,683

Defined benefit plans:
Defined benefit plans	18,407	(6,864)	11,543	(39,786)	13,804	(25,982)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	5,511	(1,908)	3,603	4,109	(1,719)	2,390

Net change	23,918	(8,772)	15,146	(35,677)	12,085	(23,592)
Defined benefit plans attributable to noncontrolling interests			(74)			(26)

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			15,220			(23,566)

Foreign currency translation adjustments:
Foreign currency translation adjustments	33,273	(30,644)	2,629	(31,738)	1,543	(30,195)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	512	(199)	313	(3,778)	916	(2,862)

Net change	33,785	(30,843)	2,942	(35,516)	2,459	(33,057)
Foreign currency translation adjustments attributable to noncontrolling interests			(7,113)			(4,827)

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			10,055			(28,230)

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥449,461			¥(445,962)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2014 and 2015:

Six months ended September 30, 2014 Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the condensed consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(60,903)		Investment securities gains—net
Other	1,190

	(59,713)		Total before tax
	21,184		Income tax expense

	¥(38,529)		Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(5,069)		Interest income on Loans, including fees
Other	(221)

	(5,290)		Total before tax
	2,079		Income tax expense

	¥(3,211)		Net of tax

Defined benefit plans
Net actuarial loss	¥11,334	(1)
Prior service cost	(5,108	)(1)
Loss (gain) on settlements and curtailment, and other	(715	)(1)

	5,511		Total before tax
	(1,908)		Income tax expense

	¥3,603		Net of tax

Foreign currency translation adjustments	¥512		Other non-interest expenses

	512		Total before tax
	(199)		Income tax expense

	¥313		Net of tax

Total reclassifications for the period	¥(58,980)		Total before tax
	21,156		Income tax expense

	¥(37,824)		Net of tax

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2015 Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the condensed consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(123,134)		Investment securities gains—net
Other	5,964

	(117,170)		Total before tax
	40,152		Income tax expense

	¥(77,018)		Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(8,801)		Interest income on Loans, including fees
Other	(136)

	(8,937)		Total before tax
	3,512		Income tax expense

	¥(5,425)		Net of tax

Defined benefit plans
Net actuarial loss	¥10,124	(1)
Prior service cost	(5,425	)(1)
Loss (gain) on settlements and curtailment, and other	(590	)(1)

	4,109		Total before tax
	(1,719)		Income tax expense

	¥2,390		Net of tax

Foreign currency translation adjustments	¥(3,778)		Other non-interest income

	(3,778)		Total before tax
	916		Income tax expense

	¥(2,862)		Net of tax

Total reclassifications for the period	¥(125,776)		Total before tax
	42,861		Income tax expense

	¥(82,915)		Net of tax

Note:	(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 7 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

12.    NONCONTROLLING INTERESTS

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the six months ended September 30, 2014 and 2015:

	Six months ended September 30,
	2014	2015
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥838,296	¥381,307
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	537	(896)

Net transfers from (to) the noncontrolling interest shareholders	537	(896)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥838,833	¥380,411

13.    EARNINGS PER COMMON SHARE APPLICABLE TO COMMON SHAREHOLDERS OF MUFG

Reconciliations of net income and weighted average number of common shares outstanding used for the computation of basic earnings per common share (“EPS”) to the adjusted amounts for the computation of diluted EPS for the six months ended September 30, 2014 and 2015 are as follows:

	Six months ended September 30,
	2014	2015
	(in millions)
Income (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥838,296	¥381,307
Income allocable to preferred shareholders:
Cash dividends paid	(8,970)	—

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	829,326	381,307

Effect of dilutive instruments:
Stock options and restricted stock units—Morgan Stanley	(1,781)	(1,573)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥827,545	¥379,734

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30,
	2014	2015
	(thousands of shares)
Shares (Denominator):
Weighted average common shares outstanding	14,163,257	13,947,620
Effect of dilutive instruments:
Convertible preferred stock	1	—
Stock options	19,129	17,644

Weighted average common shares for diluted EPS computation	14,182,387	13,965,264

	Six months ended September 30,
	2014	2015
	(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥58.55	¥27.34

Diluted earnings per common share:
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥58.35	¥27.19

On August 1, 2014, all outstanding Class 11 Preferred Stock were mandatorily converted into shares of common stock at a conversion price of ¥802.6. The impact of the mandatory conversion of Class 11 Preferred Stock was reflected in computations of EPS and diluted EPS for the six months ended September 30, 2014.

14.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2015 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2015, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by MUAH whose fiscal period ends on December 31.

Cash Flow Hedges

MUAH used interest rate swaps with a notional amount of ¥1,711.2 billion at June 30, 2015 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans. To the extent effective, payments received (or paid) under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. At June 30, 2015, the weighted average remaining life of the active cash flow hedges was 3.5 years.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in earnings in the period in which they arise. At June 30, 2015, MUAH expects to reclassify approximately ¥18.3 billion of income from Accumulated OCI to net interest income during the twelve months ending June 30, 2016. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations or the addition of other hedges subsequent to June 30, 2015.

Fair Value Hedges

MUAH engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

For fair value hedges, any ineffectiveness is recognized in noninterest expense in the period in which it arises. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offsets with no impact on earnings. For the six months ended June 30, 2015, MUAH recorded gains on the hedging instruments and losses on the hedged liability, both of which were less than ¥1 billion.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2015 and September 30, 2015:

	Notional amounts(1)
	March 31, 2015	September 30, 2015
	(in trillions)
Interest rate contracts	¥1,131.4	¥1,168.4
Foreign exchange contracts	193.1	219.8
Equity contracts	4.1	5.9
Commodity contracts	1.0	0.8
Credit derivatives	6.8	6.4
Others	3.1	3.2

Total	¥1,339.5	¥1,404.5

Note:	(1)	Includes both written and purchased positions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2015 and September 30, 2015:

	Fair value of derivative instruments
	March 31, 2015(1)(5)			September 30, 2015(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥11,435	¥4	¥11,439	¥11,280	¥11	¥11,291
Foreign exchange contracts	4,867	—	4,867	4,808	—	4,808
Equity contracts	250	—	250	263	—	263
Commodity contracts	94	—	94	67	—	67
Credit derivatives	70	—	70	59	—	59
Others	3	—	3	3	—	3

Total derivative assets	¥16,719	¥4	¥16,723	¥16,480	¥11	¥16,491

Derivative liabilities:
Interest rate contracts	¥11,341	¥—	¥11,341	¥11,120	¥2	¥11,122
Foreign exchange contracts	5,176	—	5,176	4,722	—	4,722
Equity contracts	245	—	245	232	—	232
Commodity contracts	96	—	96	67	—	67
Credit derivatives	72	—	72	55	—	55
Others(6)	(6)	—	(6)	(49)	—	(49)

Total derivative liabilities	¥16,924	¥—	¥16,924	¥16,147	¥2	¥16,149

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUAH. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income and Accumulated OCI by accounting designation for the six months ended September 30, 2014 and 2015:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2014:
Interest rate contracts	¥—	¥171	¥171
Foreign exchange contracts	(189)	—	(189)
Equity contracts	—	(82)	(82)
Credit derivatives	—	1	1
Others	(2)	(27)	(29)

Total	¥(191)	¥63	¥(128)

Six months ended September 30, 2015:
Interest rate contracts	¥—	¥45	¥45
Foreign exchange contracts	69	—	69
Equity contracts	—	93	93
Credit derivatives	—	7	7
Others	—	35	35

Total	¥69	¥180	¥249

Gains and losses for derivatives designated as cash flow hedges

	Six months ended September 30,
	2014	2015
	(in billions)
Gains recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥8	¥13

Total	¥8	¥13

Gains reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥5	¥9

Total	¥5	¥9

Note:	(1)	Included in Interest income.

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the accompanying condensed consolidated balance sheets with the host contract.

Credit Derivatives

The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2015 for a more detailed explanation and discussion of credit derivatives.

The table below summarizes certain information regarding protection sold through credit default swaps as of March 31, 2015 and September 30, 2015:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2015:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥488,541	¥1,743,295	¥63,291	¥2,295,127	¥(34,573)
Non-investment grade	52,903	226,666	5,300	284,869	8,017
Not rated	2,731	439	—	3,170	(45)

Total	544,175	1,970,400	68,591	2,583,166	(26,601)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	—	195,481	109,409	304,890	(6,387)
Non-investment grade	—	2,880	—	2,880	(9)

Total	—	198,361	109,409	307,770	(6,396)
Index and basket credit default swaps held by MUSHD:
Investment grade(2)	55,856	273,097	5,000	333,953	(5,225)
Non-investment grade	56,349	—	—	56,349	(180)
Not rated	16,383	76,682	—	93,065	(3,877)

Total	128,588	349,779	5,000	483,367	(9,282)

Total index and basket credit default swaps sold	128,588	548,140	114,409	791,137	(15,678)

Total credit default swaps sold	¥672,763	¥2,518,540	¥183,000	¥3,374,303	¥(42,279)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2015:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥480,196	¥1,544,657	¥49,306	¥2,074,159	¥(20,314)
Non-investment grade	71,245	247,888	8,250	327,383	5,289
Not rated	—	1,200	—	1,200	(10)

Total	551,441	1,793,745	57,556	2,402,742	(15,035)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	—	215,490	152,551	368,041	(3,316)
Non-investment grade	2,880	—	—	2,880	(6)

Total	2,880	215,490	152,551	370,921	(3,322)

Index and basket credit default swaps held by MUSHD:
Investment grade(2)	56,108	203,213	11,000	270,321	(3,379)
Non-investment grade	—	—	—	—	—
Not rated	16,590	79,558	—	96,148	(3,922)

Total	72,698	282,771	11,000	366,469	(7,301)

Total index and basket credit default swaps sold	75,578	498,261	163,551	737,390	(10,623)

Total credit default swaps sold	¥627,019	¥2,292,006	¥221,107	¥3,140,132	¥(25,658)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥35 billion and ¥2,928 billion, respectively, at March 31, 2015, and approximately ¥22 billion and ¥2,711 billion, respectively, at September 30, 2015.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2015 and September 30, 2015 was approximately ¥2.2 trillion and ¥1.9 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥299 billion and ¥309 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥132 billion and ¥125 billion, respectively, as of March 31, 2015 and ¥128 billion and ¥92 billion, respectively, as of September 30, 2015.

15.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2015. The table below presents the contractual or notional amounts of such guarantees at March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in billions)
Standby letters of credit and financial guarantees	¥4,550	¥4,424
Performance guarantees	2,891	2,889
Derivative instruments(1)(2)	60,935	61,406
Liabilities of trust accounts	8,291	8,154

Total	¥76,667	¥76,873

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
(2)	Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2015 and September 30, 2015. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

At March 31, 2015:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,550	¥4,391	¥146	¥7	¥6
Performance guarantees	2,891	2,816	46	7	22

Total	¥7,441	¥7,207	¥192	¥14	¥28

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2015:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,424	¥4,254	¥157	¥7	¥6
Performance guarantees	2,889	2,811	47	8	23

Total	¥7,313	¥7,065	¥204	¥15	¥29

Notes:	(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
	(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2015.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2015. The table below presents the contractual amounts with regard to such instruments at March 31, 2015 and September 30, 2015:

	March 31, 2015	September 30, 2015
	(in billions)
Commitments to extend credit	¥78,737	¥82,927
Commercial letters of credit	995	1,093
Commitments to make investments	62	57
Other	21	20

16.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Money Lending Business Act which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal).

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Act. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Act so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Act. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Act.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥36,292 million and ¥26,381 million as of March 31, 2015 and September 30, 2015, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2014 and 2015 were not material.

Litigation

The MUFG Group is subject to various litigation matters. Based upon the current knowledge and the results of consultation with counsel, liabilities for losses from litigation matters are recorded when they are determined to be both probable in their occurrences and can be reasonably estimated. Management believes that the eventual outcome of such litigation matters will not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows.

17.    VARIABLE INTEREST ENTITIES

In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

See Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2015 for further information about the MUFG Group’s involvements with VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2015 and September 30, 2015:

Consolidated VIEs	Consolidated assets
At March 31, 2015:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,684,623	¥42,049	¥145,671	¥7,524	¥941,477	¥5,537,704	¥10,198
Investment funds	3,436,571	1,198	183,401	3,033,831	13,481	—	204,660
Special purpose entities created for structured financing	235,840	—	3,752	—	—	206,652	25,436
Repackaged instruments	52,664	—	—	37,664	—	—	15,000
Securitization of the MUFG Group’s assets	1,351,762	—	—	—	—	1,320,562	31,200
Trust arrangements	1,760,389	—	8,591	752	130,960	1,600,302	19,784
Others	58,924	260	692	—	62	31,801	26,109

Total consolidated assets before elimination	13,580,773	43,507	342,107	3,079,771	1,085,980	8,697,021	332,387
The amounts eliminated in consolidation	(1,939,630)	(42,267)	(290,971)	(10,474)	(8,706)	(1,581,132)	(6,080)

Total consolidated assets	¥11,641,143	¥1,240	¥51,136	¥3,069,297	¥1,077,274	¥7,115,889	¥326,307

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,742,899	¥—	¥5,523,847	¥698,500	¥520,552
Investment funds	251,932	—	—	—	251,932
Special purpose entities created for structured financing	133,220	—	373	123,203	9,644
Repackaged instruments	52,561	—	—	51,246	1,315
Securitization of the MUFG Group’s assets	1,327,025	—	22,600	1,303,665	760
Trust arrangements	1,753,476	1,734,749	—	—	18,727
Others	58,162	—	29,791	28,316	55

Total consolidated liabilities before elimination	10,319,275	1,734,749	5,576,611	2,204,930	802,985
The amounts eliminated in consolidation	(4,118,306)	—	(2,685,675)	(1,411,562)	(21,069)
The amount of liabilities with recourse to the general credit of the MUFG Group	(4,955,184)	(1,734,749)	(2,841,342)	(35)	(379,058)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥1,245,785	¥—	¥49,594	¥793,333	¥402,858

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2015:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,909,986	¥41,662	¥131,256	¥15,933	¥1,092,191	¥5,624,671	¥4,273
Investment funds	2,733,757	41	179,808	2,275,926	13,369	—	264,613
Special purpose entities created for structured financing	250,411	—	2,839	—	—	192,580	54,992
Repackaged instruments	36,255	—	—	36,255	—	—	—
Securitization of the MUFG Group’s assets	1,230,138	—	—	—	—	1,205,235	24,903
Trust arrangements	1,997,682	—	2,528	2,002	135,154	1,836,837	21,161
Others	28,747	280	709	—	57	27,606	95

Total consolidated assets before elimination	13,186,976	41,983	317,140	2,330,116	1,240,771	8,886,929	370,037
The amounts eliminated in consolidation	(2,204,320)	(41,897)	(277,369)	(14,980)	(37,461)	(1,817,591)	(15,022)

Total consolidated assets	¥10,982,656	¥86	¥39,771	¥2,315,136	¥1,203,310	¥7,069,338	¥355,015

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,922,976	¥—	¥5,405,810	¥868,723	¥648,443
Investment funds	39,651	—	—	—	39,651
Special purpose entities created for structured financing	157,940	—	280	149,211	8,449
Repackaged instruments	36,482	—	—	34,954	1,528
Securitization of the MUFG Group’s assets	1,208,223	—	22,000	1,185,609	614
Trust arrangements	1,991,027	1,971,557	—	—	19,470
Others	27,971	—	25,737	2,191	43

Total consolidated liabilities before elimination	10,384,270	1,971,557	5,453,827	2,240,688	718,198
The amounts eliminated in consolidation	(3,930,777)	—	(2,397,142)	(1,513,755)	(19,880)
The amount of liabilities with recourse to the general credit of the MUFG Group	(5,521,745)	(1,971,557)	(3,014,777)	(2,278)	(533,133)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥931,748	¥—	¥41,908	¥724,655	¥165,185

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs of which they are creditors or beneficial interest holders, and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2015 and September 30, 2015:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2015:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥22,827,459	¥4,459,028	¥3,332,345	¥2,942	¥642,804	¥2,686,599	¥—	¥15	¥15
Investment funds	49,772,806	1,353,062	1,216,788	174,845	513,659	517,094	11,190	—	—
Special purpose entities created for structured financing	39,438,674	4,528,826	3,337,220	343,966	100,428	2,867,265	25,561	13	13
Repackaged instruments	11,793,462	2,756,196	2,544,899	360,937	1,821,302	362,660	—	—	—
Others	48,391,273	3,415,733	2,549,718	140,185	114,720	2,294,813	—	269	269

Total	¥172,223,674	¥16,512,845	¥12,980,970	¥1,022,875	¥3,192,913	¥8,728,431	¥36,751	¥297	¥297

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2015:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥24,290,934	¥4,766,202	¥3,514,169	¥5,500	¥810,680	¥2,697,989	¥—	¥224	¥224
Investment funds	38,666,976	1,235,190	1,063,574	149,134	485,173	419,226	10,041	—	—
Special purpose entities created for structured financing	42,153,311	4,577,727	3,291,268	322,005	97,461	2,856,251	15,551	292	292
Repackaged instruments	10,661,113	2,608,253	2,388,067	435,899	1,494,456	457,712	—	—	—
Others	56,950,446	3,678,385	2,800,609	121,534	81,025	2,598,050	—	532	532

Total	¥172,722,780	¥16,865,757	¥13,057,687	¥1,034,072	¥2,968,795	¥9,029,228	¥25,592	¥1,048	¥1,048

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

18.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.

Effective April 1, 2015, the Integrated Retail Banking Business Group, the Integrated Corporate Banking Business Group, the Integrated Trust Assets Business Group, the Integrated Global Business Group and the Integrated Global Markets Business Group were renamed the Retail Banking Business Group, the Corporate Banking Business Group, the Trust Assets Business Group, the Global Business Group and the Global Markets Business Group, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following is a brief explanation of the MUFG Group’s business segments:

Retail Banking Business Group—Covers all domestic retail businesses, including commercial banking, trust banking and securities businesses. This business group integrates the retail business of BTMU, MUTB, MUMSS, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, the business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities business. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. The business group has clarified strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate clients.

Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. The business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Business Group—Covers businesses outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust banking and securities businesses (with the retail banking and trust assets businesses being conducted through MUFG Union Bank, N.A. (“MUB”), and Krunsgri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

MUB is one of the largest commercial banks in California by both total assets and total deposits. MUB provides a wide range of financial services to consumers, small businesses, middle market companies and major corporations, primarily in California, Oregon and Washington and also nationally and internationally. MUB’s parent company is MUAH, which is a bank holding company in the United States.

Krungsri is one of the major commercial banks in Thailand and provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, small and medium enterprises, and large corporations mainly in Thailand. Krungsri’s consolidated subsidiaries include a major credit card issuer, a major automobile financing service provider, an asset management company, and a microfinance service provider in Thailand. MUFG holds a 76.88% ownership interest in Krungsri through BTMU as of September 30, 2015. The amounts for this segment in the table below represent the respective amounts before taking into account the noncontrolling interest.

Global Markets Business Group—Covers asset and liability management and strategic investment of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB, and MUMSS. The elimination of duplicated amounts of net revenue among business segments is also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Effective April 1, 2015, the MUFG Group began to include Krungsri as part of the Global Business Group, as shown in the table below.

In addition, effective April 1, 2015, the MUFG Group made modifications to the MUFG Group’s management accounting rules and practices to clarify the responsibility for profits of each business segment. The modifications had the impact of reducing the operating profits of the Retail Banking Business Group, the Corporate Banking Business Group and the Trust Assets Business Group by ¥3.3 billion, ¥10.1 billion and ¥0.8 billion, respectively, for the six months ended September 30, 2014. The changes also had the impact of increasing the operating profits of the Global Business Group, the Global Markets Business Group and Other by ¥4.1 billion, ¥17.3 billion and ¥33.4 billion, respectively, for the same period. Prior period business segment information has been restated to enable comparisons between the relevant amounts for the six months ended September 30, 2014 and 2015.

The table set forth below has been reclassified to enable comparisons between the relevant amounts for the six months ended September 30, 2014 and 2015, respectively:

	Retail Banking Business Group	Corporate Banking Business Group	Trust Assets Business Group	Global Business Group				Global Markets Business Group	Other	Total
				Other than MUAH /Krungsri	MUAH	Krungsri	Total
	(in billions)
Six months ended September 30, 2014:
Net revenue:	¥630.5	¥455.8	¥81.3	¥274.7	¥184.9	¥98.9	¥558.5	¥343.6	¥3.9	¥2,073.6
BTMU and MUTB:	288.2	397.2	34.1	222.9	—	—	222.9	271.3	41.8	1,255.5
Net interest income	191.3	172.5	—	113.5	—	—	113.5	132.4	95.0	704.7
Net fees	90.2	181.6	34.1	87.0	—	—	87.0	(15.7)	(42.9)	334.3
Other	6.7	43.1	—	22.4	—	—	22.4	154.6	(10.3)	216.5
Other than BTMU and MUTB(1)	342.3	58.6	47.2	51.8	184.9	98.9	335.6	72.3	(37.9)	818.1
Operating expenses	475.7	223.8	49.4	179.6	126.8	51.6	358.0	98.7	87.7	1,293.3

Operating profit (loss)	¥154.8	¥232.0	¥31.9	¥95.1	¥58.1	¥47.3	¥200.5	¥244.9	¥(83.8)	¥780.3

Six months ended September 30, 2015:
Net revenue:	¥646.6	¥444.4	¥87.9	¥295.9	¥218.3	¥138.0	¥652.2	¥330.9	¥14.1	¥2,176.1
BTMU and MUTB:	274.4	378.3	37.5	227.3	—	—	227.3	237.1	77.2	1,231.8
Net interest income	177.8	162.0	—	109.7	—	—	109.7	129.0	124.6	703.1
Net fees	92.5	178.4	37.5	88.2	—	—	88.2	(13.2)	(44.0)	339.4
Other	4.1	37.9	—	29.4	—	—	29.4	121.3	(3.4)	189.3
Other than BTMU and MUTB(1)	372.2	66.1	50.4	68.6	218.3	138.0	424.9	93.8	(63.1)	944.3
Operating expenses	488.9	223.4	50.9	190.5	158.1	68.5	417.1	106.5	75.9	1,362.7

Operating profit (loss)	¥157.7	¥221.0	¥37.0	¥105.4	¥60.2	¥69.5	¥235.1	¥224.4	¥(61.8)	¥813.4

Notes:

(1)	Includes MUFG and its subsidiaries other than BTMU and MUTB.
(2)	In January 2015, the MUFG Group integrated the former BTMU Bangkok branch with Krungsri. In the above table, the net revenue, operating expenses and operating profit of the former BTMU Bangkok branch for the six months ended September 30, 2014 are included in the Global Business Group, but not in Krungsri. The net revenue, operating expenses and operating profit of the former BTMU Bangkok branch for the six months ended September 30, 2014 were ¥13.6 billion, ¥4.3 billion and ¥9.3 billion, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Reconciliation

As set forth above, the measurement bases and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2014 and 2015 above to income before income tax expense shown in the accompanying condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2014	2015
	(in billions)
Operating profit	¥780	¥813
Credit for credit losses	68	7
Foreign exchange gains (losses)—net	(46)	14
Trading account profits (losses)—net	325	(401)
Equity investment securities gains—net	15	44
Debt investment securities losses—net	(39)	(18)
Equity in earnings of equity method investees—net	122	114
Other—net	49	(63)

Income before income tax expense	¥1,274	¥510

19.    FAIR VALUE

For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015. During the six months ended September 30, 2015, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2015 and September 30, 2015:

	March 31, 2015
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,812,037	¥9,513,664	¥860,418	¥30,186,119
Debt securities
Japanese national government and Japanese government agency bonds	3,801,877	235,175	—	4,037,052
Japanese prefectural and municipal bonds	—	141,390	—	141,390
Foreign governments and official institutions bonds	14,674,376	1,661,959	66,197	16,402,532
Corporate bonds	—	3,944,861	96,918	4,041,779
Residential mortgage-backed securities	—	1,679,135	38,730	1,717,865
Asset-backed securities	—	233,147	586,635	819,782
Other debt securities	—	13,369	37,812	51,181
Commercial paper	—	1,194,922	—	1,194,922
Equity securities(2)	1,335,784	409,706	34,126	1,779,616
Trading derivative assets	151,217	16,446,522	121,045	16,718,784
Interest rate contracts	50,492	11,342,398	42,373	11,435,263
Foreign exchange contracts	3,317	4,850,363	12,884	4,866,564
Equity contracts	97,408	101,212	51,830	250,450
Commodity contracts	—	82,464	13,819	96,283
Credit derivatives	—	70,085	139	70,224
Investment securities:
Available-for-sale securities	39,455,720	7,632,847	401,837	47,490,404
Debt securities
Japanese national government and Japanese government agency bonds	32,214,231	3,191,401	—	35,405,632
Japanese prefectural and municipal bonds	—	194,415	—	194,415
Foreign governments and official institutions bonds	1,126,729	526,126	29,649	1,682,504
Corporate bonds	—	1,236,340	19,284	1,255,624
Residential mortgage-backed securities	—	931,635	93	931,728
Commercial mortgage-backed securities	—	203,797	3,785	207,582
Asset-backed securities	—	1,079,317	166,723	1,246,040
Other debt securities	—	—	182,303	182,303
Marketable equity securities	6,114,760	269,816	—	6,384,576
Other investment securities	—	—	22,537	22,537
Others(3)(4)	327,360	14,036	4,540	345,936

Total	¥59,746,334	¥33,607,069	¥1,410,377	¥94,763,780

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥82,743	¥15,720	¥—	¥98,463
Trading derivative liabilities	154,767	16,694,360	81,795	16,930,922
Interest rate contracts	42,790	11,284,872	13,299	11,340,961
Foreign exchange contracts	2,930	5,168,200	4,483	5,175,613
Equity contracts	109,047	90,285	45,924	245,256
Commodity contracts	—	82,718	14,752	97,470
Credit derivatives	—	68,285	3,337	71,622
Obligation to return securities received as collateral	2,476,588	174,563	—	2,651,151
Others(5)	—	711,055	36,293	747,348

Total	¥2,714,098	¥17,595,698	¥118,088	¥20,427,884

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2015
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥17,828,640	¥8,750,770	¥944,677	¥27,524,087
Debt securities
Japanese national government and Japanese government agency bonds	3,799,892	291,716	—	4,091,608
Japanese prefectural and municipal bonds	—	190,550	—	190,550
Foreign governments and official institutions bonds	13,203,253	1,384,349	61,690	14,649,292
Corporate bonds	—	3,840,108	119,524	3,959,632
Residential mortgage-backed securities	—	1,468,441	34,839	1,503,280
Asset-backed securities	—	169,405	653,135	822,540
Other debt securities	—	8,817	37,489	46,306
Commercial paper	—	1,040,875	—	1,040,875
Equity securities(2)	825,495	356,509	38,000	1,220,004
Trading derivative assets	151,366	16,222,865	105,861	16,480,092
Interest rate contracts	23,171	11,216,743	40,263	11,280,177
Foreign exchange contracts	3,136	4,800,750	4,455	4,808,341
Equity contracts	125,059	92,799	45,560	263,418
Commodity contracts	—	53,790	15,281	69,071
Credit derivatives	—	58,783	302	59,085
Investment securities:
Available-for-sale securities	34,515,645	7,372,551	386,459	42,274,655
Debt securities
Japanese national government and Japanese government agency bonds	27,797,004	2,696,471	—	30,493,475
Japanese prefectural and municipal bonds	—	197,489	—	197,489
Foreign governments and official institutions bonds	1,153,132	712,013	23,931	1,889,076
Corporate bonds	—	1,108,131	17,815	1,125,946
Residential mortgage-backed securities	—	946,115	19	946,134
Commercial mortgage-backed securities	—	199,133	3,971	203,104
Asset-backed securities	—	1,255,239	161,777	1,417,016
Other debt securities	—	—	178,946	178,946
Marketable equity securities	5,565,509	257,960	—	5,823,469
Other investment securities	—	—	24,373	24,373
Others(3)(4)	166,824	22,907	4,801	194,532

Total	¥52,662,475	¥32,369,093	¥1,466,171	¥86,497,739

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥92,345	¥18,607	¥—	¥110,952
Trading derivative liabilities	137,637	15,982,610	75,887	16,196,134
Interest rate contracts	21,843	11,086,022	11,867	11,119,732
Foreign exchange contracts	4,686	4,715,229	1,765	4,721,680
Equity contracts	111,108	74,310	46,939	232,357
Commodity contracts	—	52,490	15,221	67,711
Credit derivatives	—	54,559	95	54,654
Obligation to return securities received as collateral	2,978,330	63,608	—	3,041,938
Others(5)	—	721,308	(9,541)	711,767

Total	¥3,208,312	¥16,786,133	¥66,346	¥20,060,791

Notes:	(1)	Includes securities measured under the fair value option.
	(2)	Includes investments valued at net asset value of ¥27,266 million and ¥25,389 million at March 31, 2015 and September 30, 2015, respectively. The unfunded commitments related to these investments at March 31, 2015 and September 30, 2015 were ¥7,206 million and ¥12,490 million, respectively. These investments were mainly in private equity funds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
(4)	Includes investments valued at net asset value of real estate funds, hedge funds and private equity funds, whose fair values at March 31, 2015 were ¥1,740 million, nil and ¥1,883 million, respectively, and those at September 30, 2015 were ¥1,849 million, nil and ¥2,085 million, respectively. The amounts of unfunded commitments related to these real estate funds, hedge funds and private equity funds at March 31, 2015 were nil, nil and ¥1,790 million, respectively, and those at September 30, 2015 were nil, nil and ¥111 million, respectively.
(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the six months ended September 30, 2014 and 2015, the transfers between Level 1 and Level 2 were as follows:

	Six months ended September 30,
	2014		2015
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Trading account assets:
Trading securities
Debt securities
Foreign governments and official institutions bonds	¥—	¥—	¥—	¥26,388
Equity securities	—	3,492	—	—
Investment securities:
Available-for-sale securities
Marketable equity securities	5,156	5,370	18,190	4,076

Note:	(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the period.

In general, the transfers from Level 1 into Level 2 represented securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were not available at the end of the period. The transfers from Level 2 into Level 1 represented securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2014 and 2015. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (that is, inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

	March 31, 2014	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		September 30, 2014	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2014
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥658,917	¥52,322	(2)	¥—	¥469,733	¥—	¥(292,501)	¥(64,398)	¥22,869		¥(11,212)		¥835,730	¥47,981	(2)
Debt securities
Foreign governments and official institutions bonds	15,450	2,784		—	43,693	—	(39,373)	(8,204)	—		(1,036)		13,314	1,722
Corporate bonds	132,518	12,398		—	62,837	—	(1,468)	(1,326)	22,869	(6)	(10,176	)(6)	217,652	12,357
Residential mortgage-backed securities	11,601	4,027		—	192,004	—	(164,359)	(3,855)	—		—		39,418	2,377
Asset-backed securities	439,664	30,878		—	164,972	—	(83,915)	(51,013)	—		—		500,586	30,318
Other debt securities	32,565	1,207		—	—	—	—	—	—		—		33,772	1,207
Equity securities	27,119	1,028		—	6,227	—	(3,386)	—	—		—		30,988	—
Trading derivatives—net	8,864	10,091	(2)	7	2,213	(2,535)	—	(80)	1,264		(5,230)		14,594	11,795	(2)
Interest rate contracts—net	13,676	11,984		(70)	—	—	—	1,808	770		(3,264)		24,904	13,927
Foreign exchange contracts—net	(7,038)	(6,400)		14	1,018	(828)	—	(1,007)	494		(1,964)		(15,711)	(5,547)
Equity contracts—net	4,195	2,468		21	327	(327)	—	(1,004)	—		—		5,680	2,366
Commodity contracts—net	(622)	1,156		25	868	(1,380)	—	147	—		(2)		192	1,029
Credit derivatives—net	(1,347)	883		17	—	—	—	(24)	—		—		(471)	20
Investment securities:
Available-for-sale securities	544,688	(40	)(3)	(10,598)	113,193	—	(12,639)	(129,859)	1,007		(2,660)		503,092	(485	)(3)
Debt securities
Foreign governments and official institutions bonds	151,647	—		(327)	800	—	—	(390)	—		—		151,730	—
Corporate bonds	75,849	1,035		(86)	16	—	(5,664)	(3,955)	1,007	(6)	(2,660	)(6)	65,542	(485)
Residential mortgage-backed securities	19,258	(1)		179	—	—	(6,975)	(1,152)	—		—		11,309	—
Commercial mortgage-backed securities	3,112	—		70	—	—	—	(36)	—		—		3,146	—
Asset-backed securities	109,876	(1,074)		(4,258)	99,080	—	—	(101,686)	—		—		101,938	—
Other debt securities	184,946	—		(6,176)	13,297	—	—	(22,640)	—		—		169,427	—
Other investment securities	26,201	2,600	(4)	—	754	—	(1,414)	—	—		—		28,141	2,041	(4)
Others	5,598	993	(4)	—	382	—	(373)	—	—		—		6,600	906	(4)

Total	¥1,244,268	¥65,966		¥(10,591)	¥586,275	¥(2,535)	¥(306,927)	¥(194,337)	¥25,140		¥(19,102)		¥1,388,157	¥62,238

Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥305	¥—	¥—	¥—	¥—		¥—		¥305	¥—
Others	92,867	(23,535	)(4)	691	—	51	—	(7,187)	8,799		(82,641)		34,733	(26,843	)(4)

Total	¥92,867	¥(23,535)		¥691	¥305	¥51	¥—	¥(7,187)	¥8,799		¥(82,641)		¥35,038	¥(26,843)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2015	Total gains (losses) for the period			Purchases	Issues	Sales	Settlements	Transfer into Level 3(5)		Transfer out of Level 3(5)		September 30, 2015	Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2015
		Included in earnings		Included in other comprehensive income
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥860,418	¥(2,596	)(2)	¥—	¥278,396	¥—	¥(111,857)	¥(110,658)	¥46,277		¥(15,303)		¥944,677	¥(5,835	)(2)
Debt securities
Foreign governments and official institutions bonds	66,197	(466)		—	65,667	—	(16,394)	(53,314)	—		—		61,690	(490)
Corporate bonds	96,918	(523)		—	78,538	—	(51,125)	(8,530)	19,549	(6)	(15,303	)(6)	119,524	(577)
Residential mortgage-backed securities	38,730	(17)		—	—	—	—	(4,517)	643		—		34,839	(62)
Asset-backed securities	586,635	(2,440)		—	128,045	—	(42,410)	(42,780)	26,085		—		653,135	(4,383)
Other debt securities	37,812	(323)		—	—	—	—	—	—		—		37,489	(323)
Equity securities	34,126	1,173		—	6,146	—	(1,928)	(1,517)	—		—		38,000	—
Trading derivatives—net	39,250	(5,081	)(2)	150	1,898	(1,281)	—	(279)	1,006		(5,689)		29,974	2,849	(2)
Interest rate contracts—net	29,074	(1,288)		35	8	(2)	—	2,251	338		(2,020)		28,396	(114)
Foreign exchange contracts—net	8,401	1,390		13	864	(802)	—	(3,580)	600		(4,196)		2,690	1,300
Equity contracts—net	5,906	(5,915)		75	131	(131)	—	(1,445)	—		—		(1,379)	625
Commodity contracts—net	(933)	522		(19)	895	(346)	—	(59)	—		—		60	939
Credit derivatives—net	(3,198)	210		46	—	—	—	2,554	68		527		207	99
Investment securities:
Available-for-sale securities	401,837	(7,442	)(3)	5,056	158,726	—	(283)	(170,040)	97		(1,492)		386,459	(59	)(3)
Debt securities
Foreign governments and official institutions bonds	29,649	—		(436)	529	—	—	(5,811)	—		—		23,931	—
Corporate bonds	19,284	463		204	751	—	(283)	(1,209)	97	(6)	(1,492	)(6)	17,815	(52)
Residential mortgage-backed securities	93	—		—	—	—	—	(74)	—		—		19	—
Commercial mortgage-backed securities	3,785	—		232	—	—	—	(46)	—		—		3,971	—
Asset-backed securities	166,723	(7,986)		2,467	155,994	—	—	(155,421)	—		—		161,777	(7)
Other debt securities	182,303	81		2,589	1,452	—	—	(7,479)	—		—		178,946	—
Other investment securities	22,537	425	(4)	—	2,435	—	(1,024)	—	—		—		24,373	(143	)(4)
Others	4,540	754	(4)	—	105	—	(598)	—	—		—		4,801	526	(4)

Total	¥1,328,582	¥(13,940)		¥5,206	¥441,560	¥(1,281)	¥(113,762)	¥(280,977)	¥47,380		¥(22,484)		¥1,390,284	¥(2,662)

Liabilities
Others	¥36,293	¥32,922	(4)	¥(572)	¥(2,271)	¥—	¥—	¥(12,167)	¥5,652		¥(4,698)		¥(9,541)	¥33,242	(4)

Total	¥36,293	¥32,922		¥(572)	¥(2,271)	¥—	¥—	¥(12,167)	¥5,652		¥(4,698)		¥(9,541)	¥33,242

Notes:	(1)	Includes Trading securities measured under the fair value option.
	(2)	Included in Trading account profits (losses)—net and in Foreign exchange gains (losses)—net.
	(3)	Included in Investment securities gains—net.
	(4)	Included in Trading account profits (losses)—net.
	(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period.
	(6)	Transfers out of, and transfers into, Level 3 for corporate bonds were due principally to changes in the impact of unobservable creditworthiness inputs of the private placement bonds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

March 31, 2015	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥5,290	Monte Carlo method	Correlation between interest rate and foreign exchange rate	25.9%~52.9%	41.4%
			Correlation between interest rates	37.5%~54.0%	51.6%
	29,649	Return on equity method	Probability of default	0.0%~0.9%	0.2%
			Recovery rate	60.0%~80.0%	72.0%
			Market-required return on capital	8.0%~10.0%	9.8%
Corporate bonds	11,018	Discounted cash flow	Probability of default	5.0%~13.4%	7.0%
			Recovery rate	17.4%~67.6%	51.6%
	171	Monte Carlo method	Correlation between interest rate and foreign exchange rate	25.9%~52.9%	42.8%
			Correlation between interest rates	45.9%~54.0%	52.7%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	150,588	Discounted cash flow	Probability of default	2.8%~5.3%	4.4%
			Recovery rate	60.0%~76.0%	64.8%
	560,800	Internal model	Asset correlations	11.0%~15.0%	14.7%
			Discount factor	1.5%~7.3%	1.8%
			Prepayment rate	5.3%~25.9%	24.6%
			Probability of default	0.0%~83.7%	— (3)
			Recovery rate	49.0%~69.5%	68.5%
Other debt securities	37,812	Discounted cash flow	Liquidity premium	0.6%~0.8%	0.8%
	180,239	Return on equity method	Probability of default	0.0%~25.0%	0.5%
			Recovery rate	40.0%~90.0%	68.9%
			Market-required return on capital	8.0%~10.0%	10.0%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2015	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	27,962	Option model	Probability of default	0.0%~13.4%
			Correlation between interest rates	10.3%~99.0%
			Correlation between interest rate and foreign exchange rate	25.9%~52.9%
			Recovery rate	41.0%~46.0%
			Volatility	38.2%~63.0%
Foreign exchange contracts—net	8,405	Option model	Probability of default	0.1%~13.4%
			Correlation between interest rates	54.0%~80.7%
			Correlation between interest rate and foreign exchange rate	32.9%~58.4%
			Correlation between underlying assets	52.6%~73.2%
			Recovery rate	41.0%~46.0%
Equity contracts—net	5,976	Option model	Correlation between interest rate and equity	5.7%~59.6%
			Volatility	0.0%~70.0%
Credit derivative contracts—net	(3,198)	Option model	Recovery rate	37.2%~37.2%
			Correlation between underlying assets	6.4%~100.0%

September 30, 2015	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥1,108	Monte Carlo method	Correlation between interest rate and foreign exchange rate	22.4%~48.6%	30.2%
			Correlation between interest rates	38.0%~55.0%	47.6%
	23,931	Return on equity method	Probability of default	0.0%~0.9%	0.3%
			Recovery rate	60.0%~80.0%	70.1%
			Market-required return on capital	8.0%~10.0%	9.4%
Corporate bonds	8,829	Discounted cash flow	Probability of default	4.7%~13.1%	5.5%
			Recovery rate	41.0%~66.9%	59.4%
	46	Monte Carlo method	Correlation between interest rate and foreign exchange rate	22.4%~35.9%	29.1%
			Correlation between interest rates	48.0%	48.0%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	142,570	Discounted cash flow	Probability of default	2.8%~5.3%	4.5%
			Recovery rate	60.0%~76.0%	64.9%
	620,580	Internal model	Asset correlations	11.0%~15.0%	14.8%
			Discount factor	1.6%~6.6%	1.8%
			Prepayment rate	6.5%~20.5%	19.8%
			Probability of default	0.0%~78.7%	— (3)
			Recovery rate	48.2%~59.0%	55.3%
Other debt securities	37,489	Discounted cash flow	Liquidity premium	0.5%~0.6%	0.5%
	176,940	Return on equity method	Probability of default	0.0%~25.0%	0.5%
			Recovery rate	40.0%~90.0%	69.1%
			Market-required return on capital	8.0%~10.0%	10.0%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

September 30, 2015	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts— net	27,464	Option model	Probability of default	0.2%~13.1%
			Correlation between interest rates	5.3%~99.6%
			Correlation between interest rate and foreign exchange rate	22.4%~48.6%
			Recovery rate	41.0%~47.0%
			Volatility	39.6%~72.6%
Foreign exchange contracts—net	2,710	Option model	Probability of default	0.1%~13.1%
			Correlation between interest rates	50.1%~74.0%
			Correlation between interest rate and foreign exchange rate	20.0%~67.0%
			Correlation between underlying assets	85.0%
			Recovery rate	41.0%~47.0%
Equity contracts—net	(4,496)	Option model	Correlation between interest rate and equity	33.3%~39.0%
			Correlation between foreign exchange rate and equity	7.0%
			Correlation between equities	31.2%~58.8%
			Volatility	0.0%~100.6%
	3,292	Discounted cash flow	Term of litigation	1 year
Credit derivative contracts—net	207	Option model	Recovery rate	37.4%~41.0%
			Correlation between underlying assets	33.4%~70.1%

Notes:	(1)	The fair value as of March 31, 2015 and September 30, 2015 excludes the fair value of investments valued using vendor prices.
	(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
	(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015.

Sensitivity to and range of unobservable inputs

Term of litigation—Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer’s restricted shares (“Covered Litigation”) that the MUFG Group purchased, which is referenced in certain swap transactions.

These swaps are valued using a discounted cash flow methodology and are dependent upon the final resolution of the Covered Litigation. The settlement timing of the Covered Litigation is not observable in the market, therefore the estimated term is classified as a level 3 input.

The restricted shares which the MUFG Group purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted dependent upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, the MUFG Group entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer’s litigation, subject to a minimum term referenced within the trade contracts.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For a discussion of the impact on fair value of changes in other unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015.

Valuation Process for Level 3 Fair Value Measurements

The MUFG Group establishes valuation policies and procedures for measuring fair value, for which the risk management departments ensure that the valuation techniques used are logical, appropriate and consistent with market information. The financial accounting offices ensure that the valuation techniques are consistent with the accounting policies. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015 for further information on the MUFG Group’s valuation process and a detailed discussion of the determination of fair value for individual financial instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015 for further information on assets and liabilities measured at fair value on a nonrecurring basis.

The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2015 and September 30, 2015:

	March 31, 2015				September 30, 2015
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥2,489	¥2,489	¥—	¥—	¥1,049	¥1,049
Loans	6,452	8,830	268,977	284,259	5,983	6,401	240,686	253,070
Loans held for sale	—	50	2,179	2,229	—	50	5,573	5,623
Collateral dependent loans	6,452	8,780	266,798	282,030	5,983	6,351	235,113	247,447
Premises and equipment	—	—	6,072	6,072	—	—	5,802	5,802
Intangible assets	—	—	200	200	—	—	169	169
Goodwill	—	—	14,032	14,032	—	—	—	—
Other assets	—	—	9,783	9,783	—	—	7,276	7,276
Investments in equity method investees(1)	—	—	1,379	1,379	—	—	1,546	1,546
Other	—	—	8,404	8,404	—	—	5,730	5,730

Total	¥6,452	¥8,830	¥301,553	¥316,835	¥5,983	¥6,401	¥254,982	¥267,366

Note:	(1)	Includes investments valued at net asset value of ¥2,130 million and ¥1,546 million at March 31, 2015 and September 30, 2015, respectively. The unfunded commitments related to these investments are ¥868 million and ¥146 million at March 31, 2015 and September 30, 2015, respectively. These investments are in private equity funds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents losses recorded as a result of nonrecurring changes in fair value for the six months ended September 30, 2014 and 2015:

	Losses for the six months ended September 30,
	2014	2015
	(in millions)
Investment securities	¥1,714	¥413
Loans	24,557	19,612
Loans held for sale	6	23
Collateral dependent loans	24,551	19,589
Premises and equipment	902	5,735
Intangible assets	108	213
Other assets	5,099	1,432
Investments in equity method investees	43	676
Other	5,056	756

Total	¥32,380	¥27,405

Fair Value Option

For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015.

The following table presents the gains or losses recorded for the six months ended September 30, 2014 and 2015 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2014			2015
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥276,935	¥511,667	¥788,602	¥(396,483)	¥111,508	¥(284,975)
Other assets	10	—	10	(9)	—	(9)

Total	¥276,945	¥511,667	¥788,612	¥(396,492)	¥111,508	¥(284,984)

Financial liabilities:
Other short-term borrowings(1)	¥450	¥—	¥450	¥9,687	¥—	¥9,687
Long-term debt(1)	5,559	—	5,559	35,516	—	35,516

Total	¥6,009	¥—	¥6,009	¥45,203	¥—	¥45,203

Note:	(1)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2015 and September 30, 2015 for long-term receivables and debt instruments for which the fair value option has been elected:

	March 31, 2015			September 30, 2015
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial assets:
Other assets	¥1,000	¥1,007	¥7	¥500	¥501	¥1

Total	¥1,000	¥1,007	¥7	¥500	¥501	¥1

Financial liabilities:
Long-term debt	¥585,694	¥584,630	¥(1,064)	¥557,473	¥535,402	¥(22,071)

Total	¥585,694	¥584,630	¥(1,064)	¥557,473	¥535,402	¥(22,071)

Interest income and expense and dividend income related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value in the accompanying condensed consolidated balance sheets as of March 31, 2015 and September 30, 2015:

	March 31, 2015
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,353	¥3,353	¥3,353	¥—	¥—
Interest-earning deposits in other banks	37,365	37,365	—	37,365	—
Call loans and funds sold	660	660	—	660	—
Receivables under resale agreements	7,273	7,273	—	7,273	—
Receivables under securities borrowing transactions	4,660	4,660	—	4,660	—
Investment securities(1)(2)	4,285	4,369	1,145	1,034	2,190
Loans, net of allowance for credit losses(3)	117,210	118,720	6	290	118,424
Other financial assets(4)	5,272	5,272	—	5,272	—
Financial liabilities:
Deposits
Non-interest-bearing	¥23,446	¥23,446	¥—	¥23,446	¥—
Interest-bearing	148,543	148,574	—	148,574	—
Total deposits	171,989	172,020	—	172,020	—
Call money and funds purchased	3,669	3,669	—	3,669	—
Payables under repurchase agreements	20,728	20,728	—	20,728	—
Payables under securities lending transactions	8,205	8,205	—	8,205	—
Due to trust account	1,611	1,611	—	1,611	—
Other short-term borrowings	11,389	11,389	—	11,389	—
Long-term debt	19,394	19,672	—	19,672	—
Other financial liabilities	7,682	7,682	—	7,682	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2015
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥3,651	¥3,651	¥3,651	¥—	¥—
Interest-earning deposits in other banks	44,238	44,238	—	44,238	—
Call loans and funds sold	644	644	—	644	—
Receivables under resale agreements	6,674	6,674	—	6,674	—
Receivables under securities borrowing transactions	6,740	6,740	—	6,740	—
Investment securities(1)(2)	4,111	4,184	1,129	1,237	1,818
Loans, net of allowance for credit losses(3)	119,718	121,247	6	514	120,727
Other financial assets(4)	5,666	5,666	—	5,666	—
Financial liabilities:
Deposits
Non-interest-bearing	¥23,615	¥23,615	¥—	¥23,615	¥—
Interest-bearing	148,756	148,792	—	148,792	—
Total deposits	172,371	172,407	—	172,407	—
Call money and funds purchased	3,898	3,898	—	3,898	—
Payables under repurchase agreements	20,993	20,993	—	20,993	—
Payables under securities lending transactions	9,086	9,086	—	9,086	—
Due to trust account	2,009	2,009	—	2,009	—
Other short-term borrowings	11,894	11,894	—	11,894	—
Long-term debt	20,261	20,479	—	20,479	—
Other financial liabilities	7,924	7,924	—	7,924	—

Notes:	(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(2)	Excludes cost-method investments of ¥410 billion and ¥430 billion at March 31, 2015 and September 30, 2015, respectively, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
	(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(4)	Excludes investments in equity method investees of ¥2,049 billion and ¥1,992 billion at March 31, 2015 and September 30, 2015, respectively.

For additional information regarding the financial instruments within the scope of this disclosure, and the methods and significant assumptions used by the MUFG Group to estimate their fair values of financial instruments that are not recorded at fair value in the accompanying condensed consolidated balance sheets, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2015.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2015 and September 30, 2015 was not material.

The fair value estimates presented herein are based on pertinent information available to management at March 31, 2015 and September 30, 2015. These amounts have not been comprehensively reevaluated since that date, and therefore, current estimates of fair values may have changed significantly from the amounts presented herein.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

20.    INVESTMENTS IN EQUITY METHOD INVESTEES

Summarized Financial Information of the MUFG Group’s equity method investee

Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2014 and 2015 are as follows:

	2014	2015
	(in billions)
Net revenues	¥1,805	¥2,133
Total non-interest expenses	1,377	1,621
Income from continuing operations before income taxes	428	512
Net income applicable to Morgan Stanley	370	344

21.    SUBSEQUENT EVENTS

Issuance of Unsecured Perpetual Subordinated Bonds with Optional-Redemption Clause and Write-down Clause

On October 23, 2015, MUFG determined the issuance of its second series of unsecured perpetual subordinated bonds totaling ¥150 billion with optional-redemption clause and write-down clause in order to enhance the regulatory capital of MUFG and its consolidated subsidiaries, and the payment was completed on October 29, 2015. The bonds rank, as to the payment of liabilities in MUFG’s liquidation proceedings excluding special liquidation proceedings, effectively, junior to the general creditors and dated subordinated creditors of MUFG, senior to MUFG’s common shares, and pari passu with MUFG’s preferred shares and its special purpose companies’ preferred securities. The bonds are qualified as MUFG’s Additional Tier 1 capital under the current applicable capital adequacy requirements.

Approval of Dividends

On November 13, 2015, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥9 per share of Common stock, totaling ¥125,212 million, that were payable on December 4, 2015 to the shareholders of record on September 30, 2015.

Repurchase of own shares

From November 16, 2015 to December 8, 2015, MUFG repurchased 121,703,700 shares of MUFG’s common stock. These purchases were made through Off-Auction Own Share Repurchase Trading (ToSTNeT-3) of the Tokyo Stock Exchange and by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion in aggregate in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2015. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 140,000,000 shares, which represents the equivalent of 1.01% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Capital and Business Alliance with Security Bank Corporation

On January 14, 2016, BTMU announced that it entered into a subscription agreement with Security Bank Corporation (“Security Bank”), a commercial bank in the Philippines, and agreed to establish a capital and business alliances with Security Bank. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. As part of the transaction, BTMU plans to acquire through a private placement newly issued common shares and preferred shares with voting rights, representing in the aggregate 20.0% of Security Bank’s equity interest on a fully diluted basis for Philippine peso 36,943 million, or approximately ¥97,160 million. Following the completion of the acquisition, BTMU will have the right to appoint two directors to Security Bank’s board of directors. The transaction is expected to close during the first half of the calendar year 2016, subject to regulatory approvals and satisfaction of other conditions precedent. Following the completion of the transaction, Security Bank is expected to be treated as an equity method investee of BTMU.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2014			2015
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥25,668,097	¥29,934	0.23%	¥39,952,254	¥37,886	0.19%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	11,958,394	34,834	0.58	14,628,048	28,759	0.39
Trading account assets	27,136,178	206,135	1.52	26,798,275	196,241	1.46
Investment securities	51,533,998	188,482	0.73	50,977,726	201,240	0.79
Loans	110,282,213	973,824	1.76	121,914,755	1,020,156	1.67

Total interest-earning assets	226,578,880	1,433,209	1.26	254,271,058	1,484,282	1.16

Non-interest-earning assets:
Cash and due from banks	3,391,272			3,599,136
Other non-interest-earning assets	35,119,945			43,163,637
Allowance for credit losses	(1,093,179)			(1,054,821)

Total non-interest-earning assets	37,418,038			45,707,952

Total assets	¥263,996,918			¥299,979,010

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥140,246,672	¥151,105	0.21%	¥151,845,644	¥170,578	0.22%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	30,698,151	27,284	0.18	33,896,890	20,632	0.12
Due to trust account, other short-term borrowings, and trading account liabilities	15,320,825	31,569	0.41	15,721,411	25,843	0.33
Long-term debt	15,313,522	121,866	1.59	21,235,045	136,630	1.28

Total interest-bearing liabilities	201,579,170	331,824	0.33	222,698,990	353,683	0.32

Non-interest-bearing liabilities	49,953,394			62,300,990

Total equity	12,464,354			14,979,030

Total liabilities and equity	¥263,996,918			¥299,979,010

Net interest income and interest rate spread		¥1,101,385	0.93%		¥1,130,599	0.84%

Net interest income as a percentage of total interest-earning assets			0.97%			0.89%